UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 26, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, March 27, 2015

MANAGEMENT’S PROPOSAL

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “the Company”) submits for the appreciation of its shareholders its proposal regarding the matters that will be covered at its Ordinary and Extraordinary General Meeting, which is scheduled to take place on April 28, under the terms proposed below (“Proposal”).

SUMMARY

GENERAL CONSIDERATIONS

All the information and the documents referred to in this Proposal and provided for in articles 9, 10 and 12, of CVM Instruction No. 481, of December 17, 2009 (“ICVM 481/2009”), is available to the shareholders at the Company’s head office and on its website (www.fibria.com.br), on the website of the Brazilian Securities Commission — CVM (www.cvm.gov.br), as well as being covered in the Exhibits to this Proposal.

Exhibit I corresponds to the copies of the opinion of the Company’s fiscal council and of the Statutory Audit Committee’s report, in favor of approving management’s accounts and the financial statements.

Exhibit II, prepared in the way recommended by item 10 of the Company’s Reference Form, under the terms of ICVM No. 480/2009, registers management’s comments regarding the Company’s financial condition and is intended to provide the shareholders with an overall analysis of the Company’s business activities.

Exhibit III, prepared in the way recommended in Exhibit 9-1-II to ICVM 481/2009, refers to the proposed allocation of income for the year.

Exhibit IV corresponds to the Company’s Proposed Capital Expenditure Budget for 2015.

Exhibit V, containing the information regarding the candidates for election to the Board of Directors, was drawn up under the terms of ICVM 481/2009, in the way recommended in items 12.5 to 12.10 of the content of the Reference Form as provided for in Exhibit A to CVM Instruction No. 552, of October 9, 2014,.

Exhibit VI, containing the information regarding the candidates for election to the Fiscal Council, was drawn up in the way recommended in items 12.5 to 12.10 of the content of the Reference Form as provided for in Exhibit A to CVM Instruction No. 552, of October 9, 2014, as applicable to the case of election of members to make up the Fiscal Council, under the terms of ICVM 481/2009.

Exhibit VII, regarding compensation of the Company’s management, was drawn up in accordance with item 13 of the Company’s Reference Form, under the terms of ICVM Instruction 480/2009 and with the wording suggested by Circular Letter/CVM/SEP/N.º 02/2015. The proposed total compensation of management for the year 2015 is given in item 9 of this Proposal.

Exhibit VIII, containing the copy of the Company’s by-laws with the proposed amendments identified, was drawn up in accordance with the terms of article 1, sub-section I of ICVM 481/2009; and

Exhibit IX, drawn up in the way recommended in Exhibit 20 to ICVM 481/2009 relates to the Company’s shareholders’ right of withdrawal.

1. MANAGEMENT’S ACCOUNTS, THE COMPANY’S FINANCIAL STATEMENTS AND MANAGEMENT’S REPORT FOR THE YEAR ENDED DECEMBER 31, 2014.

Fibria’s Financial Statements and Management’s Report were drawn up by the Company’s Executive Board, audited by the independent auditors PricewaterhouseCoopers Auditores Independentes and approved by the Company’s Board of Directors at the meeting it held on January 28, 2015, with the aforementioned documents being published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on January 29, 2015.

The Fiscal Council issued a favorable opinion on January 28, 2015, and the Statutory Audit Committee issued its report on January 28, 2015, both arguing in favor of forwarding the aforementioned documents for approval at the Ordinary General Meeting, as stated in Exhibit I to this Proposal.

Management’s comments regarding the Company’s financial condition can be found in Exhibit II to this Proposal.

Therefore, based on the documents and information, the Management requests that the Ordinary General Meeting give full approval of management’s accounts, of the report and of the Company’s financial statements, accompanied by the annual report of the independent auditors regarding the accounting year ended December 31, 2014.

2. ALLOCATION OF INCOME FOR THE YEAR

In the year ended December 31, 2014, the Company posted net income of R$155,583,601.40 (one hundred and fifty-five million, five hundred and eighty three thousand, six hundred and one Reais and forty cents). The Company did not declare or pay interim dividends, or interest on equity during the year 2014.

Deducting the amount of R$7,779,180.07 (seven million, seven hundred and nine thousand, one hundred and eighty Reais and seven cents), allocated to the creation of the Company’s legal reserve, which corresponds to 5% (five per cent) of net income for the year, the Company’s net income, adjusted in accordance with the terms of article 202 of Law No. 6404, of December 15, 1976, as amended (“Brazilian Corporate Law”), comes out to the sum of R$147,804,421.33 (one hundred and forty seven million, eight hundred and four thousand, four hundred and twenty one Reais and thirty three cents)

The Company’s Management proposes the following allocation for the adjusted net income:

(i)                                    the sum of R$36,951,105.33 (thirty six million, nine hundred and fifty one thousand, one hundred and five Reais and thirty three cents), which equals R$0.07 (seven cents) per common share, corresponding to 25% (twenty five per cent) of the adjusted net income, distributed to the shareholders as minimum compulsory dividend, under the terms of Brazilian Corporate Law and of article 31, sub-section II of the Company’s by-laws; and

(ii)                                 the sum of R$110,853,316.00 (one hundred and ten million, eight hundred and fifty three thousand, three hundred and sixteen Reais), corresponding to 75% (seventy five per cent) of the adjusted net income, retained for allocation to the Investment Reserve, as provided for in the Company’s capital expenditure budget for the accounting year 2015.

The amounts declared as dividends will not be subject to monetary restatement or remuneration between the declaration date and the date of actual payment.

For better understanding of the proposed allocation of the Company’s net income, Exhibit III contains the minimum information provided for under Exhibit 9-1-II to ICVM

481/2009.

3. CAPITAL EXPENDITURE BUDGET FOR THE YEAR 2015

The Investment Plan for 2015, duly approved at the meeting of the Board of Directors which was held on December 11, 2014, comes to a total amount of R$1,720 million, which was allocated for the most part to the maintenance of the Company’s operations, distributed as follows:

R$ Million
Maintenance	231.0
Expansion	12.5
Modernization	89.0
Research and Development	2.8
Information Technology	12.6
Forest – Expansion	35.8
Forest – Renewal	1,308.1
Safety/Environment	28.7

Total Capital Expenditure Budget	1,720.4

These investments will be made primarily using the company’s own funds (obtained through its operational activities during the fiscal year)/Third parties.

Sources and Uses Summary Table

Sources	R$ million

Own funds (obtained through its operational activities during the fiscal year)/Third parties	1,720

The Proposed Capital Expenditure Budget is available in its entirety in Exhibit IV.

4. DETERMINATION OF THE NUMBER OF BOARD MEMBERS

Under the terms of article 8 of the Company’s By-Laws, the Board of Directors will consist of, at least, 5 (five) and, at most, 9 (nine) permanent members and an equal number of alternates, elected and dismissible by the Ordinary General Meeting, with a unified term of office of 2 (two) years. Therefore, the Company’s Management proposes that the number of members of the Board of Directors be fixed at the figure of 9 (nine) permanent members and an equal number of alternates.

According to Brazilian Corporate Law, the election of the members of the Board of Directors can be made by a majority vote, a multiple or a separate voting procedure. Below is a description of the number of members of the Board of Directors considering each of the voting modalities:

(i)                                   Majority Vote: Bearing in mind that article 16 of the Company’s By-Laws establishes that the election of the members of the Board of Directors should be made by means of votes for slates, if a majority voting procedure is used the slates should consist of 9 (nine) members.

(ii)                                Multiple Vote: If a multiple voting procedure is used, the members of the Board of Directors will be elected individually, with the slate system not being used (article 16 of the Company’s By-Laws). In this case, the Board of Directors will also consist of 9 (nine) members.

(iii)                             Separate Vote: If the non-controlling shareholders exercise their right to vote separately, the Board of Directors will consist of 9 (nine) members, with a new slate being put forward by Management, which contains one less board member and one less substitute.

(iv)                            Accumulation of multiple vote and separate vote: If the multiple vote procedure is combined with the separate vote procedure, 8 (eight) members of the Board of Directors will be elected by multiple vote and 1 (one) member will be elected by separate vote.

5. ELECTION OF BOARD MEMBERS AND THE RESPECTIVE ALTERNATES

Under the terms of Article 16 of the Company’s By-Laws, Management proposes the election of the slate consisting of the candidates listed below for a term of office of 2 (two) years, until the Ordinary General Meeting is held in 2017:

Name	Elective Position Held
José Luciano Duarte Penido	Chairman of the Board of Directors (Permanent Member)
Maria Paula Soares Aranha	Board of Directors (Alternate)
Alexandre Gonçalves Silva — independent	Board of Directors (Permanent Member)
José Écio Pereira da Costa Júnior	Board of Directors (Alternate)
Carlos Augusto Lira Aguiar	Board of Directors (Permanent Member)
Julio Sergio de Souza Cardozo	Board of Directors (Alternate)
Eduardo Rath Fingerl	Board of Directors (Permanent Member)
Sérgio Soares Pompeo	Board of Directors (Alternate)
João Carvalho de Miranda	Vice- Chairman of the Board of Directors (Permanent Member)
Sergio Augusto Malacrida Junior.	Board of Directors (Alternate)
João Henrique Batista de Souza Schmidt	Board of Directors (Permanent Member)

Francisco Fernandes Campos Valério	Board of Directors (Alternate)
Julio Cesar Maciel Ramundo	Board of Directors (Permanent Member)
Victor Guilherme Tito	Board of Directors (Alternate)
Marcos Barbosa Pinto — independent	Board of Directors (Permanent Member)
Armínio Fraga Neto	Board of Directors (Alternate)
Raul Calfat	Board of Directors (Permanent Member)
Paulo Henrique Oliveira Santos	Board of Directors (Alternate)

José Luciano Duarte Penido, Carlos Augusto Lira Aguiar, João Carvalho de Miranda, João Henrique Batista de Souza Schimidt, Raul Calfat and their respective alternates Maria Paula Soares Aranha, Julio Sergio de Souza Cardozo, Sergio Augusto Malacrida Junior, Francisco Fernandes Campos Valério and Paulo Henrique Oliveira Santos were appointed by the shareholder Votorantim Industrial (VID), a signatory to the Company’s shareholders’ agreement.

Eduardo Rath Fingerl and Julio Cesar Maciel Ramundo and their respective alternates Sérgio Soares Pompeo and Victor Guilherme Tito were appointed by BNDES Participações S.A. - BNDESPAR, a shareholder signatory of the Company’s shareholders’ agreement.

Alexandre Gonçalves Silva and Marcos Barbosa Pinto and their respective alternates José Écio Pereira da Costa Júnior and Armínio Fraga Neto were appointed to be independent members of the Board of Directors.

Additional information about the candidates for the Board of Directors can be found in Exhibit V.

6. SETTING UP OF THE FISCAL COUNCIL ON A NON-PERMANENT BASIS

Bearing in mind that the workings of the Company’s Fiscal Council come to an end at the Ordinary and Extraordinary General Meeting, which is scheduled to take place on April 28, 2015, as provided for in paragraph 5 of article 161 of Brazilian Corporate Law, Management proposes that the Fiscal Council be set up once again and that it operate until the a Ordinary General Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the accounting year ended December 31, 2015.

7. DETERMINATION OF THE NUMBER OF FISCAL COUNCIL MEMBERS

Under the terms of article 27 of the Company’s By-Laws, the Fiscal Council, when set up, will consist of, at least, 3 (three) and, at most, 5 (five) permanent members and an equal number of alternates.

With a view to always ensuring the existence of an uneven number of members, it is proposed that the number of members for the Company’s Fiscal Council be fixed at 3 (three) permanent members and an equal number of alternates, with a mandate until the Ordinary General Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2015.

8. ELECTION OF THE FISCAL COUNCIL MEMBERS AND THEIR RESPECTIVE ALTERNATES

Bearing in mind the above proposal for the setting up of the Fiscal Council, Management proposes to the Shareholders’ Meeting that the following candidates be elected to the Fiscal Council with a one-year mandate, until the Ordinary General Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the accounting year ended December 31, 2015:

Name	Elective Position Held
Maurício Aquino Halewicz	Chairman of the Fiscal Council (Permanent Member)
Geraldo Gianini	Fiscal Council (Alternate)
Gilsomar Maia Sebastião	Fiscal Council (Permanent Member)
Antônio Felizardo Leocadio	Fiscal Council (Alternate)
Antônio Sérgio Riede	Fiscal Council (Permanent Member)
Carlito Silverio Ludwig	Fiscal Council (Alternate)

It should be stressed that the candidates Maurício Aquino Halewicz and Gilsomar Maia Sebastião and their respective alternates Geraldo Gianini and Antonio Felizardo Leocadio were appointed by shareholders holding a majority of FIBRIA’s shares and that the candidate Antônio Sérgio Riede and his alternate Carlito Silverio Ludwig were appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI.

Additional information about the candidates for the Fiscal Council can be found in Exhibit VI.

9. REMUNERATION OF THE MEMBERS OF THE COMPANY’S BOARD OF DIRECTORS, EXECUTIVE BOARD AND FISCAL COUNCIL FOR THE YEAR 2015

For 2015, management is proposing that the Ordinary General Meeting approve (i) the consolidated global remuneration sum of up to R$56,030,000.00 (fifty six million and thirty thousand Reais) for the Company’s management and of its controlled companies Veracel Celulose S.A. and Portocel Terminal Especializado de Barra do Riacho S.A.; and (ii) the individual global remuneration sum of up to R$ 50,472,000.00 (fifty million and four hundred seventy-two thousand Reais) for the Company’s management, with it being up to the Board of Directors, under the terms of article 17, sub-section III of the Company’s By-Laws, to set and apportion the individual compensation sums of the managers, in accordance with the limit proposed here, if approved. The global remuneration sum proposed here includes the remuneration of the Company’s Executive Board, of its Board of Directors and of the committees providing advisory services to the Board of Directors during the period between January and December 2015, and includes both direct and indirect fixed and variable remuneration (this taking into account the maximum level achievable), as well as benefits of any whatsoever type and the amounts to be borne by the Company as a result of share options granted under the Company’s share options plan. This amount does not include taxes and contributions to Brazil’s social security system.

If the Fiscal Council is set up for the year 2015, management proposes individual monthly remuneration of the permanent members of the Fiscal Council of, at least 10% (ten per cent), and, at most 20% (twenty per cent) of the remuneration, which on average is allocated to each of the Company’s Executive Officers, with this calculation not including the charges, bonuses or 13th salary, and complying with the total remuneration limit for management approved here. The members of the Fiscal Council will receive 12 monthly salaries and there will be no benefits, entertainment allowances or profit sharing.

Additional information about management’s expected remuneration for the year 2015 can be found in Exhibit VII.

(i)                Comparison between the amounts proposed in the previous year and the amounts actually paid out

Difference — Amounts in the proposal referred to 2014 and the amounts duly paid.

Entity	Amounts Proposed 2014 (Consolidated)		Amounts Paid Out 2014 (Consolidated)		Reasons
Board of Directors	R$	4,854,000.00	R$	4,202,841.54	Higher amount proposed in accordance with the inclusion of 3 members, not paid in the fiscal year of 2014
Executive Board(1)	R$	45,663,754.26	R$	45,747,996.37	Lower amount proposed referred to the percentage of readjustment
Fiscal Council	R$	456,000.00	R$	456,000.00	not applicable

(ii)            Comparison between the proposed remuneration and the proposed remuneration of the previous year and item 13 of the Company’s Reference Form

Difference — Amounts in the current proposal and in the previous proposal

Entity	Amounts Approved 2014 (Consolidated)		Amounts Proposed 2015 (Consolidated)		Amount Proposed 2015 (Individual)		Reasons
Board of Directors	R$	4,854,000.00	R$	4,925,301.76	R$	4,925,301.76	Proposal of amount for 2015 with the percentage of readjustement to the fiscal year.
Executive Board(1)	R$	45,663,754.26	R$	50,648,547.55	R$	45,090,698.24	Proposal of amount for 2015 with the percentage of readjustement to the fiscal year.
Fiscal Council	R$	456,000.00	R$	456,000.00	R$	456,000.00	not applicable

(1) Includes share-based compensation (stock options).

Difference — Amounts approved in 2014 and amounts informed in 2014 Reference Form

Entity	Amounts Approved 2014 (Consolidated)		Amounts in 2014 Reference Form (Consolidated)		Reasons
Board of Directors	R$	4,854,000.00	R$	4,202,841.54	Higher amount proposed in accordance with the inclusion of 3 members, not paid in the fiscal year of 2014
Executive Board	R$	45,663,754.26	R$	45,747,996.37	Lower amount proposed referred to the percentage of readjustment
Fiscal Council	R$	456,000.00	R$	456,000.00	not applicable

10. AMENDMENTS TO THE COMPANY’S BY-LAWS;

The Management recommends that the following provisions of the Company’s By-Laws be amended:

Original Wording	Proposed Amendment
Article 4 — The Company’s purposes are: a) manufacture, wholesale and retail of pulp, paper, cardboard and any other products	Article 4 — The Company’s purposes are: a) manufacture, wholesale and retail of pulp, paper, ~~cardboard~~ and any other products derived from said materials, whether their own or third parties’; b) wholesale and retail of products intended to printing use in general; c) exploitation of all manufacture and marketing activities directly or indirectly related to its business purpose; d) import of goods and commodities relating to its business purposes; e) export of products manufactured by the Company and third parties; f) representation by the Company itself or third parties; g) equity interest in other companies, in Brazil or abroad, of any type and business purpose, as a partner or shareholder; h) provision of administrative, organizational and financial services to related companies or third parties; i) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp, paper, cardboard and any other products derived from said materials; and j) provision of technical services by means of consulting and advisory to its controlled companies or third parties.

derived from said materials, whether their own or third parties’;

b) formation and exploitation of own or third parties’ forests, directly or by means of agreements with companies specialized in silviculture and forest management ~~wholesale and retail~~

c) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp and any other ~~the, of~~ products intended to the processing of timber, biomass and residues and ~~printing use in general~~derived from said materials;

~~c~~d) exploitation of forest production support activities;

e) exploitation of biomass processing, distribution and sale activities;

f) energy production, distribution and sale;

g) development and management of real estate projects, including the purchase and sale of properties, division and subdivision of plots of land;

h) exploitation of all manufacture and marketing activities directly or indirectly related to its business purpose;

~~d~~i) import of goods and commodities relating to its business purposes;

~~e~~j) export of products manufactured by the Company and third parties;

~~f~~k) representation on its own behalf or third parties’ behalf; ~~g~~l) equity interest in other companies, in Brazil or abroad, of any type and business purpose, as a partner or shareholder;

m~~h~~) provision of administrative, organizational and financial services to related companies ~~or third parties;~~

~~i) management and implementation of afforestation and reforestation projects, by~~

~~itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp, paper, cardboard and any other products derived from said materials; and~~ n) provision of technical services by means of consulting and advisory to its controlled companies or third parties.

Justification and impacts:

•                  Adjust the wording  of Article 4, in order to best describe part of the activities already realized by the Company, as described in the new subparagraph “b”, “c” and “d” above, which were previously included in the comprehensive description of the subparagraph “h” and in the wording of the former subparagraph “I”, above. Such amendments does not generate legal, economic or financial effects.

•                  Inclusion, in the new subparagraphs “e”, “f” and “g” above, of the description of activities that the Company intends to develop, in accordance with the Company’s strategy to maximize the efficiency of its main activities, conducting also other industrial and commercial activities which have relation or assist the development of those main activities. As the economic effect of this amendment, the management belive that the Company could obtain economic gains by the higher possibility of efficiency and expansion of its business. This amendment does not generate immediate legal effects, but can generate legal impacts when the Company pass to develop such activities, creating new legal relationships arising therefrom.

Original Wording	Proposed Amendment

Article 17 — It is incumbent upon the Board of Directors, in addition to any other duties provided for by these By-Laws:

I — to set the general direction of the Company’s business;

II — to elect, remove at any time and replace the members of the Executive Board, establishing their duties;

III — to establish the criteria of individual distribution of the remuneration amount approved by the Shareholders Meeting among its own members and those of the Executive Board;

Article 17 — It is incumbent upon the Board of Directors, in addition to any other duties provided for by these By-Laws:

I — to set the general direction of the Company’s business;

II — to elect, remove at any time and replace the members of the Executive Board, establishing their duties;

III — to establish the criteria of individual distribution of the remuneration amount approved by the Shareholders Meeting among its own members and those of the Executive Board;

IV — to inspect the management of the Executive Board and the Officers;

V — to call the Shareholders Meeting in the events provided for by law or when deemed convenient;

VI — to approve the expansion plans;

VII — to authorize the distribution of interim dividends by way of advance payment of the annual dividend;

VIII — to approve the payment or credit of interest on equity to the shareholders;

IX — to choose and remove the independent auditors;

X — to set the issue price of the shares in capital increases by public or private subscription, in addition to establishing the other conditions to which the issue is subject;

XI — to prepare and submit to the Annual Shareholders Meeting the annual report of the Company’s activities, supported by the financial statements required by law in each fiscal year.

XII — to resolve on the issue of shares and subscription warrant within the authorized limit established by article 6;

XIII — to submit to the Shareholders Meeting a proposed stock option plan to be granted to the Company’s managers or employees;

XIV — to authorize (a) the acquisition of shares issued by the Company for purposes of cancellation or to be held in treasury, and (b) the disposal of the shares held in treasury;

IV — to inspect the management of the Executive Board and the Officers;

V — to call the Shareholders Meeting in the events provided for by law or when deemed convenient;

VI — to approve the expansion plans;

VII — to authorize the distribution of interim dividends by way of advance payment of the annual dividend;

VIII — to approve the payment or credit of interest on equity to the shareholders;

IX — to choose and remove the independent auditors;

X — to set the issue price of the shares in capital increases by public or private subscription, in addition to establishing the other conditions to which the issue is subject;

XI — to prepare and submit to the Annual Shareholders Meeting the annual report of the Company’s activities, supported by the financial statements required by law in each fiscal year.

XII — to resolve on the issue of shares and subscription warrant within the authorized limit established by article 6;

XIII — to submit to the Shareholders Meeting a proposed stock option plan to be granted to the Company’s managers or employees;

XIV — to authorize (a) the acquisition of shares issued by the Company for purposes of cancellation or to be held in treasury, and (b) the disposal of the shares held in treasury;

XV — to authorize the disposal or encumbrance of properties of the Company in any total amount in excess of twenty million Reais (R$20,000,000.00), in any fiscal year;

XVI — to authorize the provision of guarantees in favor of third parties, except those provided in favor of companies or entities controlled by the Company itself, individually or jointly, which shall not require authorization from the Board of Directors;

XVII — to authorize the execution of any legal business that is binding upon the Company or that exempts any third parties from liability in relation to the Company, whenever the amounts involved are greater than one hundred and twenty million Reais (R$120,000,000.00), with due regard for the provisions in item XVIII of this article;

XVIII — to authorize the execution of any legal business between the Company and its controlled companies, on the one part, and any related parties, on the other part, whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) per year;

XIX — to resolve on the issue of commercial papers for public placement in Brazil, establishing: (i) issue amount and division in series; (ii) quantity and par value; (iii) remuneration and monetary restatement conditions; (iv) maturity term of the papers; (v) guarantees; (vi) statement for evidence of compliance with the legal limits; (vii) payment place; (viii) engagement of provision of services relating to the issue;

XX — for purposes of compliance with good practices of Corporate Governance, to approve the creation of Committees (one of

XV — to authorize the disposal or encumbrance of properties of the Company, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount ~~in any total amount in excess of twenty million Reais (R$20,000,000.00), in any fiscal year~~;

XVI — to authorize the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall require authorization from the Board of Directors;

XVII — to authorize the execution of financial transactions by~~any legal business that is binding upon~~ the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

XVIII — to authorize the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, ~~whenever~~ in individual amounts per transaction ~~involved are greater~~ exceeding the limit established by the Policy of Authorities approved by the Board of Directors, with due regard for the provisions in item XIX of this article. The Pulp Sale Agreements are excluded as they require approval from the which shall be the Finance Committee), as well as the respective regulations, which shall contain, in addition to other matters of interest to the Company, the specific rules relating to the works, authority, remuneration and procedures;

XXI — to define the triple list of institutions or companies specialized in economic valuation of businesses for preparation of a valuation report for the purposes of public offerings provided for by Chapters VIII and X of these By-Laws;

XXII — to express its opinion for or against any public offering for share acquisition in relation to shares issued by the Company, by means of a previous substantiated expert opinion, disclosed within fifteen (15) days as from publication of the notice of the public offering for share acquisition, which shall cover at least (a) the convenience and opportunity of the public offering for share acquisition in relation to the interest of the group of shareholders and in relation to the liquidity of the securities held by them; (ii) the consequences of the public offering for share acquisition for the Company’s interests; (iii) the strategic plans disclosed by the offering party in relation to the Company; (iv) any other topics that the Board of Directors may deem appropriate, as well as the information required by the applicable rules established by CVM; and

XXIII — to define the triple list of companies specialized in economic valuation of businesses for preparing the valuation report of the Company’s shares, in case of public offering of shares for delisting as a publicly-held company or for withdrawal from Novo Mercado.

Board of Directors ~~to one hundred and twenty million Reais (R$120,000,000.00), with due regard for the provisions in item XVIII of this article~~;

XIX~~VIII~~ — to authorize the execution of any legal business between the Company and its controlled companies, on the one part, and any related parties, on the other part, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;~~whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) per year;~~

XX — to approve transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

X~~I~~XI — to resolve on the issue of commercial papers for public placement in Brazil, establishing: (i) issue amount and division in series; (ii) quantity and par value; (iii) remuneration and monetary restatement conditions; (iv) maturity term of the papers; (v) guarantees; (vi) statement for evidence of compliance with the legal limits; (vii) payment place; (viii) engagement of provision of services relating to the issue;

XXII — for purposes of compliance with good practices of Corporate Governance, to approve the creation of Committees (one of which shall be the Finance Committee), as well as the respective regulations, which shall contain, in addition to other matters of interest to the Company, the specific rules relating to the works, authority, remuneration and procedures;

XXIII — to define the triple list of institutions or companies specialized in economic valuation of businesses for preparation of a valuation report for the purposes of public offerings provided for by Chapters VIII and X of these By-Laws;

XX~~I~~IV — to express its opinion for or against any public offering for share acquisition in relation to shares issued by the Company, by means of a previous substantiated expert opinion, disclosed within fifteen (15) days as from publication of the notice of the public offering for share acquisition, which shall cover at least (a) the convenience and opportunity of the public offering for share acquisition in relation to the interest of the group of shareholders and in relation to the liquidity of the securities held by them; (ii) the consequences of the public offering for share acquisition for the Company’s interests; (iii) the strategic plans disclosed by the offering party in relation to the Company; (iv) any other topics that the Board of Directors may deem appropriate, as well as the information required by the applicable rules established by CVM; and

~~XXIII~~ XXV — to define the triple list of companies specialized in economic valuation of businesses for preparing the valuation report of the Company’s shares, in case of public offering of shares for delisting as a publicly-held company or for withdrawal from Novo Mercado.

Justification and impacts: The amendment in this statutory provision is justified by the proposed adjustment concerning the attribution of the Board of Directors for the creation of limits and authorities for the practice of acts by the directors of the Company, being submitted to the Board of Directors, prior or later, any act done exceeding the limits and authorities fixed.  The creation of a Policy of Authorities also has the proposal of clarify, in details, the limits and authorities assigned to the Company’s Officers, to its shareholders’, creditors’ and stakeholders’.  This amendment generate legal impacts, particularly for adaptation to the new measures to increase the Company’s corporate governance of the Company, not producing, however, higher economic and financial impacts.

Original Wording	Proposed Amendment

Article 21 — It is incumbent upon the Executive Board, with due regard for the provisions in Articles 23 and 26:

I — broad and general powers of management and representation of the Company for performance of legal acts in general, within the limits established by law and by these By-Laws;

II — to provide previous authorization in a meeting of the Executive Board for:

(a) the opening of branches or establishments as set forth in article 2 of these By-Laws;

(b) the execution of any legal business that is binding upon the Company, or that exempts third parties from liability to the Company, including the provision of aval guarantees, collateral and any other personal guarantees or security interests, whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) in any fiscal year, with due regard for the express authorization of the Board of Directors in the events set forth in items XIV to XVIII of article 17 of these By-Laws;

(c) the establishment of subsidiaries or investment in other companies, except those arising out of tax incentives.

Article 21 — It is incumbent upon the Executive Board, with due regard for the provisions in Articles 23 and 26:

I — broad and general powers of management and representation of the Company for performance of legal acts in general, within the limits established by law and by these By-Laws;

II — to provide previous authorization in a meeting of the Executive Board for:

(a) the opening and closure of branches or establishments as set forth in article 2 of these By-Laws;

(b) the disposal or encumbrance of properties of the Company in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount;

(c) the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall require authorization from the Executive Board;

(d) the execution of financial transactions by the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

(e) the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, in individual amounts per transaction that exceed the limit established by the Policy of Authorities approved by the Board of Directors. The Pulp Sale Agreements are excluded as they require approval from the Executive Board;~~including the provision of aval guarantees, collateral and any other personal guarantees or security interests, whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) in any fiscal year, with due regard for the express authorization of the Board of Directors in the events set forth in items XIV to XVIII of article 17 of these By-Laws;~~

(f) approval of transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, regardless of the proposed amount; and

(g~~c~~) the establishment of subsidiaries or investment in other companies, except those arising out of tax incentives.

Justification and impacts:  Likewise the proposed amendments to the Article 17 above, the amendment of this statutory provision is justified by the proposed changes concerning the attribution of the Board of Directors for the creation of limits and authorities for the practice of acts by the Officers of the Company, being submitted to the Executive Board, when applicable, prior or later, any act done exceeding the limits and authorities fixed.  The creation of a Policy of Authorities also has the proposal of clarify, in details, the limits and authorities assigned to the Company’s Officers, to its shareholders’, creditors’ and stakeholders’.  This amendment generate legal impacts, particularly for adaptation to the new measures to increase the Company’s corporate governance of the Company, not producing, however, higher economic and financial impacts.

The Company’s Management clarifies that the Policy of Authorities will be approved by the Board of Directors and will be disclosed to its shareholders and to the market in the next meeting to be held after the General Meeting to approve the amendments to the Company’s By-laws, as above.

For a better understanding of the amendments submitted to the Shareholders Meeting, Exhibit VIII contains the Company’s by-laws with the proposed amendments highlighted.

The Management also clarifies that, in compliance with provisions in the main section of article 137 of the Corporation Law, in view of the approval of expansion and supplementation of the Company’s business purpose, those shareholders that disagree with the approval shall be given a right of withdrawal. Said right applies to all dissident shareholders that hold common shares issued by the Company and that are provenly holders of said shares on the publication date of the first call notice of the Shareholders Meeting.

For purposes of clarification, if the right of withdrawal is exercised by any of the Company’s shareholders, the amount of reimbursement per share to be paid by the Company to the dissident shareholder, in compliance with the provisions in articles 137 and 45, paragraph 1 of the Corporation Law, shall be the amount of shareholders’ equity of the share, calculated in accordance with the latest balance sheet approved by the Company’s Shareholders Meeting.

Further details about the specific terms and procedures to be adopted for exercise of the right of withdrawal shall be disclosed by the Company in due time in a notice to shareholders.

For further information about the right of withdrawal, Exhibit IX to this Proposal reflects the information required by article 20 of ICVM 481/2009.

11. CONSOLIDATION OF THE COMPANY’S BY-LAWS

Bearing in mind the amendments to the By-Laws (i) which were discussed at the Company’s special shareholders meeting that was held on November 10, 2014, and (ii) the proposals in item 10 above, management proposes their consolidation. The consolidated version of the By-Laws proposed by the Company’s management can be found in Exhibit VIII to this Proposal.

We are at your disposal to provide any explanations that may be necessary.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT I — OPINION OF THE FISCAL COUNCIL AND REPORT OF THE STATUTORY AUDIT COMMITTEE

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF no. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law n. 6,404/76), according to the meeting held on January 26, 2015 in the Company’s headquarter, examined the Financial Statements: Individual (controlling company) and consolidated (Fibria and its subsidiaries) and the respective explanatory notes, the Management Annual Report and other financial statements prepared by the Company for the fiscal year ended December 31, 2014, as well as the proposals contained therein, including the capital expenditure proposal for the fiscal year of 2015. Based on the analysis carried out and considering the opinion of the independent auditors, PricewaterhouseCoopers, dated January 28, 2015, presented without reservations, as well as the information and clarifications provided by representatives of the Company during the year, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law 6.40476, to opine favorably on the submission of such documents and proposals for approval of the Ordinary General Meeting, related to the fiscal year of 2014.

São Paulo, January 28, 2015.

Maurício Aquino Halewicz Chairman of the Fiscal Council	Gilsomar Maia Sebastião Member of the Fiscal Council

Sérgio Mamede Rosa do Nascimento Member of the Fiscal Council

FIBRIA CELULOSE S/A

CNPJ No. 60.643.228/0001-21

NIRE 35.300.022.807

(publicly-held company)

2014 ANNUAL REPORT OF THE STATUTORY AUDIT COMMITTEE

About the Committee

The Statutory Audit Committee (“CAE”) of Fibria Celulose S.A. (“Fibria” or “Company”) is a statutory body operating on a permanent basis, that was created in May 2013, pursuant to the best Corporate Governance practices.

The CAE is currently composed by three (3) members elected with term of office of 5 years, reelection not being permitted. They are all independent members, acting also as alternate directors. On 2014, there was the replacement of Mr. Samuel de Paula Matos — financial expert — who served until October 29, 2014, date in which his substitute was appointed, Mr. Julio Sergio S. Cardoso, as the new member and financial expert.

In accordance with CAE’s Internal Regiment, CAE is responsible for ensuring the quality and integrity of Fibria’s accounts, the compliance with legal and regulatory requirements, the engagement, independence and quality of the work of the independent accounting companies and the internal accounting, as well as the quality and effectiveness of the internal control and risk management systems. CAE’s evaluation is based on the information received by Fibria’s management, the independent auditors, the internal auditors, the ones responsible for the risk management and internal controls, the managers of the complaint and denunciation departments and based on its own evaluation from direct observation.

PricewaterhouseCoopers Independent Auditors is the company responsible for the review of the financial statements audit, in accordance with the rules set by the Federal Accounting Council - CFC and certain specifics requirements of  the Brazilian Securities Commission — CVM. The independent auditors are likewise responsible for the special review of the quarterly reports (ITRs), sent to the Brazilian Securities Commission - CVM. Its opinion shall ensure that such financial statements represent, appropriately, the Company’s equity and financial status, in accordance with the accounting practices applied in Brazil, the Brazilian Corporate Legislation, rules of the Brazilian Securities Commission — CVM and the international financial reporting standards (IFRS) issued by the International Accounting Standard Board (IASB). Regarding the fiscal year ended on December 31, 2014, the referred independent auditors issued the reporting on January 28, 2015, without reservations.

The internal audit work is made by Deloitte Touche Tohmatsu Auditores Independentes (“DTT”). CAE is responsible for the engagement and approval of the internal audit plan, the execution of which is accompanied and advised by the general manager of the GRC — Governance, Risk and Compliance department, which is directly bound to the Board of Directors and acts in a comprehensive and independent manner and analyzing, mainly, the coverage of the departments, processes and activities that present the most sensitive risks to the operation and the most significant impacts on the implementation of Fibria’s strategy.

Activities of Fibria’s Statutory Audit Committee in 2014

CAE has held twelve meetings in the period comprised between February, 2014 and January, 2015. Among the activities performed during the fiscal year, the following aspects shall be pointed out:

a)             approval and follow up of the Annual Program of Internal Audit Work and of its’ performance by DTT, including in relation to the integration with the other activities related to risk management and compliance;

b)             becoming aware of the attention points and the recommendation arising from the work of the Internal Auditors, as well as monitoring the measures taken by the Management;

c)              monitoring the internal control system in relation to its effectiveness and improvement process, monitoring the risks of fraud, based in the discussions and meetings with the Internal Auditors and the Independent Auditors, with the Internal Control, Compliance and Complaint departments.

d)             analysis of the certification process of the Internal Control — SOX together with the Management and the Independent Auditors.

e)              follow up on the methodology used for the risk management and of the results obtained, in accordance with the work presented and developed by the specialized department and by all managers responsible for risks under their management with the purpose of ensuring the disclosure of the material risks for the Company;

f)               analysis, approval and follow up of the Annual Program of Independent Audit Work and of its’ timely execution;

g)              follow up on the process of preparation and review of Fibria’s financial statements, the Management Report and the Results Releases, notably, by means of meetings with the managers and with the independent auditors to discuss the quarterly information (ITRs) and the financial statements for the fiscal year ended on December 31, 2014;

h)             follow up on the denunciation body, open to shareholders, contributors, establishments, issuers, suppliers and to the general public, with the Complaint Department being responsible for receiving and looking into accusations or suspicions of violation of the Code of Conduct, with due regard to the confidentiality and independence of the process and, at the same time, ensuring the appropriate levels of transparency;

i)                 meeting with the Company’s main executives, in order to gain knowledge of the main strategies of the business, as well as monitoring the operational and systemic improvements to strengthen the development and security of transactions;

j)                meeting with the Independent Auditor PricewaterhouseCoopers Independent Auditors on several occasions, to discuss the quarterly reports (ITRs) submitted for its review and gaining knowledge about the report on the financial statements relating to the fiscal year ended on December 31, 2014, being satisfied with the information and clarifications given;

k)             dedicating attention to the related party transactions, in order to ensure the quality and transparency of the information;

l)                 monitoring the process of issue of securities, Bond 2024 and the Redemption of Bonds 2019/2021 and the homologation of IPI-BEFIEX tax credits.

m)         Participation in the review of the Fibria’s Code of Conduct;

n)             Follow up on the Compliance Program and the Loss Prevention Program and the review of the hiring process to comply with the laws and regulations, the process of risk management, update the Matrix ERM and the support system (SAP GRC RM) and the process of crisis management.

Conclusion

The members of the Statutory Audit Committee of Fibria Celulose S.A., acting within their legal duties and responsibilities, pursuant to the Internal Regiment of CAE, have analyzed the financial statements, together with the independent auditors’ report without reservations, the management annual report and the proposal for the allocation of the results relating to the fiscal year of 2014relating to the fiscal year ended on December 31, 2014. Considering the information provided by the Company’s management and by PricewaterhouseCoopers Independent Auditors, recommend, unanimously, the approval of the documents above mentioned by the Company’s Board of Directors.

São Paulo, January 28, 2015.

Maria Paula Soares Aranha

Coordinator of the Audit Committee

Júlio Sergio S. Cardozo

Member and Financial Expert

José Ecio Pereira da Costa Jr.

Member

EXHIBIT II — MANAGEMENT’S COMMENTS (ITEM 10 OF CVM INSTRUCTION 480/2009)

10.1 — General financial and equity conditions

a. General financial and equity conditions

The following are comments from the company’s Board corresponding to the analysis of financial and equity condition of the Company, which include an overview of the performance of the global market for each of the financial years ended 2014, 2013 and 2012 and their impact on the company’s results as well as an analysis on the performance of the Company’s capital management and the actions addressed in this management over those years.

Financial year 2014

The demand for pulp in 2014 exceeded expectations and increased by 11% compared to 2013. Regarding the supply of pulp, new unforeseen closing down of plants contributed to keeping the market balanced. This scenario enabled the market to absorb new supplies, keeping producers’ inventories in line with the historical average. In September, the PIX/FOEX BHKP Europe index reached its lowest level (US$724/ton), but it has been recording gradual recovery. The positive fundamentals, especially with respect to demand, enabled the Company’s volume of sales in 2014 to be higher compared to 2013, and Fibria to announce in the last quarter a new increase in prices as from January 2015 (Europe: US$770/ton). The average dollar recorded appreciation of 9% in 2014 compared to 2013. Lastly, the production cash cost for 2014 was up by 3% compared to 2013, below the inflation recorded in the period.

On October 28, 2014, Fibria informed its shareholders and the market in general that the amendment to the Shareholders’ Agreement of the Company had been approved by its signatory shareholders, Votorantim Industrial S.A. and BNDES Participações S.A. - BNDESPAR, which, among other terms and conditions, extends the term of effectiveness of the Shareholders’ Agreement for a period of 5 years, that is, until October 29, 2019. The Shareholders’ Agreement is available at the website of the Company (www.fibria.com.br/ri).

On July 9, 2014, Fibria joined the Special Tax Refund Regime for Exporting Companies - REINTEGRA, which aims to wholly or partially refund the tax residue remaining from the production chain of exported goods, entering into force on October 1, 2014. The credit refund is equivalent to 3% of the amount of the revenues from exports, based on the transfer price, and may occur in two ways: (i) offset by using own matured or maturing debts related to the taxes managed by the Brazilian Federal Revenue Office; or (ii) in kind, which can be requested within 5 years as from the end of the calendar quarter or the effective date of export, whichever occurs later. In the year ended December 31, 2014, the Company recognized REINTEGRA credits in the amount of R$37 million, which were recorded as “costs of goods sold” in the statement of income.

In 2014, the production of pulp reached 5,274 thousand tons, remaining stable compared to the year 2013. The volume of sales totaled 5,305 thousand tons (101% of the year’s production), up by 2% compared to 2013, which is explained by the increase in sales to the European market. The inventories of pulp ended the year at 48 days, 2 days less when compared to 2013.

The production cash cost in the year was R$519/ton, up by 3% compared to 2013, especially due to the higher cost of wood and foreign exchange effect, partially offset by the better result of utilities. Compared to the same period of the prior year, the cash cost was 1% higher, due to the higher cost of wood and foreign exchange effect, partially offset by the better result of utilities.

Fibria will continue to seek initiatives to minimize the structure of costs and keep the increase in production cash cost in 2015 below inflation. The Company is ready to face with any adverse scenario with respect to the possibility of electricity rationing in 2015, as it is self-sufficient. In 2014, Fibria produced 117% of the electricity required for the pulp production process.

In 2014, Fibria recorded a decrease of 25% in dollar-based interest expenses compared to 2013, as a result of actions taken to manage indebtedness, which seek to reduce the principal and the cost of debt.

In 2014, the gross debt in dollar was US$3,135 million, down by 25% compared to 2013. Fibria ended the year with a cash position of R$778 million, including the marking to market of derivatives. The new liability management actions contributed to reducing the cost of debt in foreign currency to 3.7% p.a., and the average term remained within 55 months. In addition to the settlement of bonds maturing in 2019, on December 11, 2014, the Company informed the bondholders of the total redemption of bonds maturing in 2021, with a coupon of 6.75% p.a., at the price of 110.64% on the balance of the principal of US$118 million. The operation will enable annual interest savings of nearly US$8 million as from 2015.

In view of the foregoing, Fibria recorded income of nearly R$163 million in 2014, compared to a loss of nearly R$698 million in 2013.

Financial year 2013

The pulp market in the year 2013 was characterized not only by the opening of new plants but also by the closures announced over the period in the approximate amount of 1.1 million tons, which helped balance the level of supply in the industry (a net increase of nearly 515 thousand tons). With respect to demand, an increase was observed in the number of accumulated shipments of eucalyptus pulp, especially to China and North America. Regarding hardwood producers’ inventories, a decrease was observed as from August, ending the year at 39 days, in line with the historical average. Because of these events, the average price of pulp increased by 5% compared to 2012. At the same time, the appreciation of the dollar over the year continued to raise the price of pulp in Brazilian Reais, and such increase contributed to the Company’s record annually adjusted EBITDA. In view of the increase in the EBITDA and the receipt of the first installment of the sale of land, as described below, leverage was reduced by 2.6x in dollar.

On November 15, 2013, the Company and its subsidiary Fibria-MS Celulose Sul Matogrossense Ltda. (“Fibria-MS”) signed a Share Purchase Agreement and Other Covenants with Parkia Participações S.A. (“Parkia”) for the sale, on the part of Company and Fibria-MS, of nearly 210,000 hectares of land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, in the total amount of R$1,650,000,000.00.

This operation was concluded on December 30, 2013, upon signature, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share Purchase Agreement and Other Covenants, in which the total area subject to the operation was adjusted to 205,722 hectares of gross area, in the potential total amount of R$1,650,098,704.00, R$500,000,000 of which being received by the Company as down payment.

The outstanding balance of R$902,584 thousand was received in the first quarter of 2014 after the fulfillment of certain obligations and legal registrations by the Company.

The Company may also receive the additional amount of R$247,514,805.60, totaling R$1,650,098,704,00, which is subject to the appreciation of land over the period of 21 years, and, if due, such amount will be paid in three installments, in the 7th, 14th and 21st years, as from the date of closing.

On December 30, 2013, the Company signed forestry partnership and standing timber supply agreements, both for a term of up to 24 years. The operation generated a capital gain, net of income and social contribution taxes, of R$527 million. There was no effective cash disbursement for the payment of these taxes as they were offset against the tax loss generated in the year 2013.

The Company opted for cash payment of the debts overdue until December 31, 2012 relating to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), arising from the application of Article 74 of Provisional Measure 2.158-35/01, referring to the taxation on income earned by subsidiaries abroad. The total cash payment amount, with the reduction of 100% in the late payment and official fines, isolated fines, late payment interest and legal charges, totaled R$560 million, the effect of which was recorded in 4Q13. Of this amount, the Company used tax loss and negative social contribution base credits to offset R$168 million, equivalent to 30% of the amount of the principal, bringing the effective cash disbursement to the amount of R$392 million.

The Company’s gross debt in dollar on December 31, 2013, was US$4,172, down by 21% compared to 2012. Considering the receipt of the first installment of the initial payment for the sale of land subject to Share Purchase Agreement and Other Covenants (in the amount of R$500 million) and the generation of cash from operations, the Company ended the year with a cash position of R$1,924 million. The net debt/EBITDA ratio in dollar was 2.6x, and, if we considered the receipt of the second and third installments of the sale of land in the amount of R$903 million, the ratio would be 2.3x in dollars (US$) and 2.5x in Brazilian Reais (R$). The repurchase of 100% of the outstanding balance of the Fibria 2020 bond, equivalent to US$690 million, and a coupon of 7.5% p.a., was announced in January 2013. The settlement occurred in March 2014. On February 18, 2014, Fibria opted for the early payment of the outstanding balance of a loan taken out in September 2009 from Finnvera (a Finnish development company supporting companies that are proven to be committed to sustainability) in the amount of US$96.5 million (R$237,912)

In 2013, Fibria’s pulp production totaled 5,259 thousand tons, down by 1% compared to 2012, which was primarily caused by the lower number of productive days in 2013 and the impact caused by the rain on the Aracruz Unit in December.

In 2013, the Company’s sales totaled 5,198 thousand tons (98% of the year’s production), down by 3% compared to 2012, when the Company set a record in volume sold and inventories were below 50 days. Additionally, the reduction in the volume produced caused lower availability of products. The inventories ended 2013 at 50 days.

The production cash cost for the year 2013 was R$505/ton, up by 6.7%

compared to 2012, which can be primarily explained by the higher cost of wood, foreign exchange effect and higher price of inputs. If we ruled out the impact caused by the foreign exchange and the rain that hit the Aracruz Unit, the increase would be below the inflation rate for the year.

Financial year 2012

The company’s results in 2012 were directly influenced by its good performance in the fourth quarter of the year. Worthy of note was the record volume of production and sales, stable cash costs, free cash generation and the reduction of net debt to the lowest level since the company was founded. During the year, the global macroeconomic scenario with its attendant uncertainties presented challenges for the pulp industry. Nevertheless, fundamentals remained consistent with pulp demand in the emerging markets, the main growth driver being primarily the new tissue paper machinery in China, which enabled balanced stock levels. These factors contributed to the recovery in short fiber pulp prices, which began the year at US$652/ton, ending it at US$776/ton (PIX/FOEX/ BHKP Europe index), representing an increase of 19%. The average appreciation of the dollar, of 17%, during 2012 also helped to leverage higher cash generation, on account of the company’s predominantly exporting nature.

The company exceeded the production record set in 2011, reaching 5,299 thousand tons in 2012, 2% up on the previous year’s production. This result was influenced by production during the fourth quarter of 2012, which stood at 1,370 thousand tons, the largest quarterly production volume since the company’s incorporation. It should be pointed out that this performance was made possible thanks to greater operating efficiency at almost all our production units, the result of the coming of age of several initiatives, including the synergies obtained by creating the company. more stable operations, actions to control and reduce costs and the absence of operational maintenance stoppages contributed to the stability of production cash costs during 2012, which was R$473/ton compared to R$471/ton in 2011, even after taking into account (IPCA) inflation of 5.8% in 2012 and the effect of the 17% average appreciation of the dollar on the portion of cash cost exposed to the US currency. We had record sales of pulp in 2012, outstripping the production level for the period. In 2012 some 5,357 thousand tons were sold, 4% up on 2011. As a result, inventories ended the year at 46 days.

At the close of 2012 gross debt amounted to R$10,768 million, a reduction of 5% on 2011, partially absorbed by the 9% appreciation of the dollar at the year-end. Taking into account the receipt of the first installment from the sale of forestry assets and land, located in the state of Rio Grande do Sul

(“Losango”), (R$470 million) in the fourth quarter of 2012, the company’s cash position at the close of the year was R$3,023 million, thereby reducing net debt to R$7,745 million, a reduction of 18% over 2011 and the lowest level since the company was organized in 2012 the company generated approximately R$2,9 billion in liquidity events by (i) selling non-strategic assets (land and forestry assets in (the state of) Bahia and the sale of Losango), (ii) share offerings and (iii) cash generated from operations. These events led to the decline in the Net Debt/EBITDA indicator to 3.4x, against 4.8x at the end of 2011, and are testimony to the company’s efforts to reduce its leverage in the search for investment grade from the rating agencies.

The year 2012 saw the company’s pulp production reach 5,299 million tons, a production record since the company was incorporated in 2009, up by 2% on 2011 (5,184 million tons). This result can be attributed to higher operating efficiency at the company’s units. As a result of the greater production volume and demand in the Chinese market the company’s sales stood at 5,4 million tons, a record since the company was founded in 2009, with Europe accounting for 41% of the volume sold (42% in 2011).

In 2012 the company’s net revenue was R$6,174 million, up by 5% on 2011, having been affected primarily by higher sales volume (4%) and the 7% price increase for pulp in Brazilian currency, which in turn arose from the 17% appreciation of the dollar in the period. These effects offset the absence of income in the paper business (the Piracicaba Unit sold in September/2011) of R$324 million in 2011. After stripping out this effect, total net revenue in 2012 would have been 12% higher than in 2011.

Capital Management

The Company made progress in debt management in the last financial years - an effort whose results were in part reduced by the appreciation of United States dollar against the real, merely accounting effect which contributed to increase the leverage of the Company from 2012 to 2013. The conclusion of the sales of Conpacel and KSR, in addition to the sales of land made in 2013, was an important milestone in the last 3 years: the operations enabled the strategy to reposition the Company in the pulp business and contributed to improve its capital structure. The proceeds from these transactions were used to reduce gross debt and in liquidity enhancement. The Company, following its financial policy, has a comfortable liquidity to cope with operational financial obligations.

The Company’s Management monitors the debt based on the consolidated financial leverage ratio (net debt divided by income before interest, income tax and social contribution tax on net income, depreciation and amortization) (“Adjusted EBITDA”). Net debt, in turn, corresponds to total loans less the amount of cash and cash equivalents, marketable securities and the fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved a new company policy on debt management and liquidity, which aims to establish guidelines for the management of financial indebtedness and liquidity seeking the resumption and maintenance of investment grade, according to classification of the three major ratings agencies, S&P, Moodys and Fitch. This rating will enable the Company to diversify its sources of financing, permanent access to debt markets, reduce the cost of debt and also the creation of shareholder value. The policy is part of internal and corporate governance controls and complements the Company’s “Market Risk Management Policy”. The area of Risk and Compliance Governance has the ability to control and report, regardless of the Treasury, the framework of the indicators described.

The policy provides the ratio of net debt to adjusted EBITDA ratio within the range of 2.0x and 2.5x and may, at any given time of the investment cycle, temporarily reach the maximum level of 3.5x. Strategic and management decisions of the Company should not imply that this ratio exceeds 3.5x. This ratio should be calculated based on the last day of each quarter by dividing net debt at the end of the quarter by the index accumulated in the last four quarters. If the indicators of the policy go out of the limits due to impact of exogenous factors, every effort should be made for them to be incorporated again.

The Company shall maintain a minimum cash balance, cash equivalents and marketable securities in order to prevent the occurrence of mismatches in its cash flow which affect its ability to pay. This minimum cash balance is defined as the sum of: (i) minimum operating cash balance, which reflects the operating cash conversion cycle, and (ii) minimum balance to cover debt service, which includes interest and principal on short term. Additionally, management may seek to increase cash flow, including committed lines to meet the minimum cash metrics of rating agencies. The monitoring of liquidity will be mostly done by projected cash flow for 12 months. The projection of cash flow will consider stress tests in exogenous risks factors in the market, such as exchange rate, interest rate and price of pulp, in addition to endogenous factors.

The management of financial indebtedness and liquidity should also consider the financial covenants contemplating a safety margin so that they are not exceeded.

The Administration will prioritize funding in the same currency and/or indexer of its cash flow, thus seeking a natural hedge for its cash flow. The instruments should be compatible with the desired profile of debt. All incomes must be supported by quotations and approved by the authorities required by the Bylaws, policies and procedures in force.

The company’s Treasury is responsible for preparing the contingency plan that addresses the actions necessary to resolve the possible occurrence of this nature. This plan shall be submitted to the Finance Committee and duly supported by the relevant bodies.

The financial leverage ratios at December 31, 2014, 2013 and 2012 were as follows:

(R$ Million)	2014	2013	2012
Net Debt	7,549	7,849	7,745
Adjusted EBITDA	2,791	2,796	2,253
Net Debt / Adjusted EBITDA	2.7	2.8	3.4

The leverage ratio fell from 2.8 in 2013 to 2.7 in 2014, primarily because of the reduction in the gross indebtedness level during the period, as a result of the early settlements occurred in the year 2014.

As of June 2012, for the purpose of analyzing financial covenants, including the financial leverage ratio, the US dollar became the currency of measurement, as detailed in Note 23 to the financial statements for the year ended December 31, 2012. As the ratios used above for the year ended December 31, 2014 were measured in Brazilian Reais, this ratio shows a difference from the ratio measured for the purpose of analyzing the covenants and financial leverage according to the newly adopted assumptions.

In face of this scenario, the Company continues to focus on several fronts such as reducing the fixed cost, variable cost, selling expenses, Capex and working capital improvements, and has focused on actions that promote additional liquidity events, such as the disposal of assets in the south of Bahia, the sale of Losango forestry assets and the sale of land to Parkia, in addition to other non-strategic assets. Thus the company’s aim is to strengthen its capital structure and achieve an appropriate level of leverage. The commitment to capturing synergies from the acquisition of Aracruz permeates all the company’s activities. We mapped several actions in the areas of Commercial, Logistics, Industrial, Forestry, Technology, Supplies, Finance, among others. These actions contribute to the strengthening of the company’s capital.

b. Capital structure and the possible redemption of shares indicating (i) redemption situations; (ii) the formula for calculating the redemption amount

The company’s net worth on December 31, 2014 was R$14,616 million, representing an increase of 1%, or R$124 million, over the net worth at December 31, 2013, primarily due to the net income incurred in the year ended 2014 of R$163 million. The company’s net worth on December 31, 2013, was R$14,491 million, which means a reduction of 4.5%, or approximately R$680 million, compared to the net worth on December 31, 2012, mainly due to the loss reported for the financial year ended on 2013, which was R$698 million.

On the date this Reference Form, the Company’s capital stock, fully subscribed and paid up, is represented by 553,934,646 common nominative shares with no par value, according to the following table.

Number of shares (thousand)	31/12/2014	31/12/2013	31/12/2012

Ordinary	553,935	553,935	553,935
Preferred	0	0	0
Total	553,935	553,935	553,935

There is no chance of redemption of shares issued by the Company other than those provided by law.

On December 31, 2014, the balance of the Company’s gross debt totaled R$8,327 million (compared to the gross debt balance of R$9,773 million at December 31, 2013 and R$10,768 million on December 31, 2012), and cash and securities position, net of derivatives, was R$778 million (compared to the position of R$1,924 million at December 31, 2013 and R$3,023 million on December 31, 2012). As a result, the net debt at December 31, 2014, amounted to R$7,549 million compared to the net debt of R$7,849 million at December 31, 2013 and R$7,745 million at December 31, 2012). In the financial year ended on December 31, 2012, the cash generation measured by the adjusted EBITDA (abbreviation in English for earnings before interest, taxes, depreciation and amortization, as defined in section 3.2) totaled R$2,791 million compared to the EBITDA of R$2,796 million in 2013 and R$2,253 million in 2012), which translates into a level of debt of Net debt/Adjusted EBITDA of 2.7x (compared to the level of debt of 2.8x in 2013 and 3.4x in 2012).

The leverage ratio declined from 2.8x in 2013, to 2.7x at December 31, 2014, primarily due to the reduction in the level of gross indebtedness in the period, as a result of the early settlements. The Company opted for early settlement of more than US$2 billion of its debt, including the full repurchase of three bonds — Fibria 2019, Fibria 2020 and Fibria 2021 (coupons of 9.25%, 7.5% and 6.75% p.a., respectively), and took out new loans on better cost and term conditions.

The ratio between third-party capital (current liabilities + noncurrent liabilities) and total capitalization (third-party capital + equity, represented by shareholders’ equity) in December 2014 was 0.43:1 compared to 0.46:1 in 2013 and 2012.

c. Ability to pay in relation to financial commitments

The company’s Directors believe that the operating cash flow, plus cash, is sufficient to meet its financial commitments contracted. With regard to financial commitments for loans and financing to be completed in the financial year of 2015, which corresponded to a value of R$965 million on December 31, 2014, the debt will be serviced, in the main, by the company’s cash and cash equivalents, which at December 31, 2014 stood at R$1,144 million, corresponding to cash and cash equivalents plus investments in short-term securities, after stripping out the fair value of the derivatives, as well as the refinancing of some debt, which can be settled early or replaced by others with more attractive tenors and costs.

In the financial years ended December 31, 2012, 2013 and 2014 the Company fulfilled its financial commitments.

Additionally, the Company has, as an alternative to support the expansion and acquisitions projects, to obtain long term debt lines. Considering the current market scenario, the Directors of the Company believe that these credit lines will remain available. A positive factor for obtaining these credit lines is the constant evolution in the credit quality of the company, improvement of its debt profile over time and cost, in addition to the positive evolution of the ratings.

The rating agencies Moody’s, Standard and Poor’s and Fitch Ratings assign the following risk classifications to Fibria:

Agency	Rating	Outlook	Date
Standard & Poor’s	BB+	Positive	Mar 14
Fitch Ratings	BBB-	Stable	Feb 15
Moody’s	Ba1	Positive	Sep 13

Debt Management Plan

For details on the Debt Management Plan of the Company, see item 10.1 (f) of this Reference Form.

d. Sources of financing for working capital and for investments in non-current assets used

The Company finances its working capital, if necessary, through export credit operations in the modalities of ACCs (Advance on Foreign Exchange Contracts)/ACEs (Advance against Draft Presentation) and through operations of compror, forfaiting and discounts for letter of credit, as appropriate.

Credit lines for export in terms of ACCs/ACEs consist of financing made available at very competitive costs for export companies. Compror operations, in turn, meet the demands of the Company’s domestic customers for longer periods, without the company incurring in a greater need for its own working capital. The forfaiting operations represent a discount of receivables from customers, without right of return by the bank.

On December 31, 2014, the Company reported liabilities in the approximate amount of (i) R$263 million in ACCs/ACEs (compared to R$452 million on December 31, 2013 and R$655 million on December 31, 2012) and (ii) R$28 million in compror operations (compared to R$37 million on December 31, 2013 and R$67 million on December 31, 2012).

The most significant investment in non-current assets is the planting of forests and maintenance of the Company’s production units, which are essential for the continuity of its business. This investment has been financed by its own cash flow and through the following bank credit lines: long-term BNDES (the Brazilian National Economic and Social Development Bank) lines and other financing through local and foreign financial partners.

The credit lines contracted by the Company offer competitive conditions, including terms for payment of the principal and interest compatible with the

Company’s activities and business, without compromising its ability to fulfill the commitments under such contracting.

e. Sources of financing for working capital and for investment in non-current assets intended for use in covering liquidity shortfalls

The Board believes that the internal cash generation of the Company, together with the instruments mentioned in item 10.1.d, will be sufficient to address satisfactorily its commitments. If there is any mismatch of availability with the amounts maturing in short term, the Company may use credit lines (revolve) already hired or hire new credit lines with financial institutions, both lines for working capital and for investments in maintenance, these credit lines being handled on a case by case basis.

f.             debt levels and characteristics of such debts, also describing (i) loan agreements and relevant financing, (ii) other long term relationships with financial institutions, (iii) subordination grade of the debts, and (iv) eventual restrictions imposed on the company in relation to limiting of debt and contracting of new debts, distribution of dividends, sale of corporate control

Levels of Debt

On December 31, 2014

On December 31, 2014, the balance of Fibria’s gross debt was R$8,327 million, R$965 million of which representing short-term debts and R$7,362 million of which corresponding to long-term debts. Of the total gross debt, 93% was foreign currency-denominated, taking the swaps into account.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking to market of current and noncurrent derivatives, as of December 31, 2014, was R$778 million (compared to R$1,924 million as of December 31, 2013). Consequently, net debt on December 31, 2014, corresponded to R$7,549 million (R$7,849 million on December 31, 2013).

On December 31, 2014, the average cost of bank debt in national currency was 7.6% p.a. and, in foreign currency, taking into account the Libor forward curve, 3.7% p.a.

On December 31, 2013

On December 31, 2013, the balance of Fibria’s gross debt was R$9,773 million, R$2,972 million of which representing short-term debts and R$6,801 million of which corresponding to long-term debts. Of the total gross debt, 95% was foreign currency-denominated, taking the swaps into account.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking to market of current and noncurrent derivatives, on December 31, 2013, was R$1,924 million (compared to R$3,023 million on December 31, 2012). Consequently, net debt on December 31, 2013, corresponded to R$7,849 million (R$7,745 million on December 31, 2012).

On December 31, 2013, the average cost of bank debt in national currency was 7.4% p.a. and, in foreign currency, taking into account the Libor forward curve, 4.6% p.a.

On December 31, 2012

On December 31, 2012 the balance of the company’s gross debt was R$10,768 million, of which R$1,138 million represented short-term debt and R$9,630, long-term debt. Of total gross debt, 93% is foreign currency-denominated, taking the swaps into account.

The company’s cash position, taking into account cash and cash equivalents, securities and marking to market of the current and non-current derivatives position on December 31, 2012 was R$3,023 million (compared to R$1,846 million on December 31, 2011). Consequently net debt on December 31, 2012 totaled R$7,745 million (R$9,478 million on December 31, 2011)

On December 31, 2012 the average cost of bank debt in local currency was 7.5% per annum, while foreign currency debt, taking into account the forward Libor curve had an average cost of 5.2% p.a.

The evolution shown in Fibria’s debt profile is a result of the Debt Management Plan, described below.

Debt Management Plan

Since 2009, Fibria has implemented a consistent and disciplined plan that focuses on reducing debt and its cost by seeking to improve its capital structure, recover and maintain its investment grade rating and obtain financing for its strategic growth in favorable market conditions.

In 2014, as part of its indebtedness management plan, the Company entered into the following transactions:

Repurchases:

•              In February 2014, the Company made an early settlement, with its own funds, in the amount of US$96 million (equivalent to R$233,996), with respect to developing company Finnvera.

•              On March 26, 2014, the Company repurchased and cancelled, with its own funds, the amount of US$690 million (equivalent to R$1,595,706), with respect to the outstanding balance of the “Fibria 2020” Bond.

•              In October 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the “Fibria 2019” Bond, in the amount of US$63 million, originally maturing in October 2019, at the interest rate of 9.25% p.a.

•              During the year 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the “Fibria 2021” Bond, in the amount of US$561 million (equivalent to R$1,290,229).

•              During the year 2014, the Company repurchased the amount of US$61 million (equivalent to R$137,837), with respect to the VOTO IV Bond, issued by subsidiary VOTO IV, originally maturing in June 2020.

•              In December 2014, the Company fully repurchased the export prepayment agreement entered into with Banco Itaú in the amount of US$250 million (equivalent to R$423,550), paying semiannual interest at the rate of 2.55% per year, plus LIBOR 6M, and maturity scheduled for 2020.

•              In December 2014, the Company fully repurchased the export prepayment agreement entered into with 11 banks in the total amount of US$189 million (equivalent to R$503,350), paying quarterly interest at the rate of 2.33% per year, plus LIBOR 3M, and maturity scheduled for 2018.

•              In December 2014, the Company made an early settlement of 100% of the balance of the Export Credit Note entered into with Banco Safra in the amount of R$326 million, at the cost of CDI + 0.85% p.a., and maturity scheduled for 2018.

•              In March 2014, the Company cancelled a revolving credit facility entered into in May 2011, through Fibria International Trade GmbH, with 11 foreign banks. The line was valid for 4 years, in the total amount of US$500 million. The payments were made on a quarterly basis at costs ranging from 1.4% p.a. to 1.7% p.a., plus quarterly LIBOR. The Company did not use this credit line.

Issues:

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with Citibank, in the amount of US$100 million (equivalent to R$232,480), paying quarterly interest at the rate of 1.625% p.a., plus LIBOR 3M, for a term of five years.

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with four foreign banks, in the amount of US$200 million (equivalent to R$464,960), paying quarterly interest at the rate of 1.75% p.a., plus LIBOR 3M (which may be reduced to 1.55% p.a., if Investment Grade is obtained), for a term of five years.

•              In May 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., issued bonds maturing in 2024 (Fibria 2024 Bond), at fixed interest rate of 5.25% p.a., in the amount of US$600 million (equivalent to R$1,329,840).

•              In December 2014, the Company entered into an export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to R$1,370,150), US$129 million of which maturing until 2019 with an interest rate of 1.30% p.a. above the quarterly LIBOR, US$191 million of which maturing until 2019 with an interest rate of 1.40% p.a. above the quarterly LIBOR, and US$180 million of which maturing until 2020 with an interest rate of 1.55% p.a. above the quarterly LIBOR. This line was used in the early payment of debts with higher costs and less attractive terms.

•              In 2014, the Company entered into two revolving credit facilities in national currency with Banco Bradesco and Banco Itaú, in the total amount of R$300 million and R$250 million, respectively, available for four years, at the cost of 100% of the CDI, plus 2.1 % p.a., when used. During the period when the facility is not used, the Company will pay a quarterly and monthly commission in Brazilian Reais of 0.35% p.a. and 0.33% p.a., respectively. The Company has not used this credit facility yet.

•              In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into a revolving credit facility with seven foreign banks, in the total amount of US$280 million, available for four years, at a quarterly paid cost ranging from 1.55% p.a. to 1.70% p.a., plus LIBOR 3M, when used. During the period when the facility is not used, the Company will pay, on a quarterly basis, an amount equivalent to 35% of the spread agreed. The Company has not used this credit facility yet.

The main operations carried out by the Company in 2013 were as follows:

•              In June 2013, the Company early repaid the amount of R$205,924, (40% of the debt balance) of the NCE with Banco Safra, and adjusted the outstanding balance, obtaining a reduction in the cost of debt from 100% of the CDI, plus 1.85% p.a., to 100% of the CDI, plus 0.85% p.a., maturing in 2018.

•              On November 15, 2013, the Company and its subsidiary Fibria-MS Celulose Sul Matogrossense Ltda. (“Fibria-MS”) entered into a Share Purchase Agreement and Other Covenants with Parkia Participações S.A. (“Parkia”) for the sale, on the part of the Company and Fibria-MS, of nearly 210,000 hectares of land located in the states of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo, for the total amount of R$1,650,000,000.00.

This operation was concluded on December 30, 2013, upon the signature, by the Company, Fibria-MS and Parkia, of the First Amendment to the Share Purchase Agreement and Other Covenants, in which the total area subject to the operation was adjusted to 205,722 hectares of gross area, in the potential total amount of R$1,650,098,704.00.

The Company may also receive the additional amount of R$247,514,805.60, totaling R$1,650,098,704,00, which is subject to the appreciation of land over the period of 21 years, and, if due, such amount will be paid in three installments, in the 7th, 14th and 21st years, as from the date of closing.

•              During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$897 million (equivalent to R$1,851 million of the “Fibria 2020”, “Fibria 2021” and “Voto IV” Bonds), originally maturing in May 2020, March 2021 and May 2020, at fixed interest rates of 7.5%, 6.75% and 7.75% p.a., respectively.

The main operations carried out by the Company in 2012 were as follows:

•           In April 2012 the company raised R$1,361 million through a primary public offering of common shares. This capital was used in July 2012 to repurchase US$514 million of our 2020 Fibria Bond through an offer to purchase.

•           In June 2012 the company received an advance of R$200 million on the sale of land and forestry assets in the south of the State of Bahia, whose total selling price was R$235 million, adjusted to R$210 million following the due diligence process. These funds were used to boost the Company’s cash position.

•           In December 2012 the company received the first installment of R$470 million in respect of the sale of land and forestry assets located in the State of Rio Grande do Sul (“Losango”). The second installment of R$140 million was deposited in an escrow account, to be released when the pending applicable governmental approvals and other conditions precedent have been met.

•           In December 2012, the Company made an early payment of 100% of the portion in the Voto-Votorantim III Bond expiring in 2014, in the amount of US$45 million.

•           In 2012 the company made early payment of US$200 million in respect of the bilateral Export Credit Agreement totaling US$535 million raised in March 2010.

Debt Amortization Schedule

Repayment schedule. (R$ millions)

Foreign currency

National currency

f.(i). Relevant loan and financing agreements.

The loan and financing agreements relevant to the Company have the following characteristics, as identified in the explanatory note no. 23 to the standardized financial statements for 2012 and 2011.

Bank Financing

	Average annual charges - %		December 31,
Type/purpose	(*)	Maturity	2014	2013	2012

In foreign currency
BNDES — Currency basket	6.4	2022	471,901	357,129	282,472
Export credits (prepayment)	2.8	2020	471,901	357,129	282,472
VOTO IV Eurobonds	7.75	2020	253,516	371,668	390,556
Eurobonds (issued by Fibria Overseas)	5.25	2024	1,582,827	2,992,425	4,252,404
Export credits (ACC)	2.3	2015	263,120	451,718	655,171
Development agency (Finnvera)	0.6	2018		225,454	240,278

Subtotal in foreign currency			6,280,545	7,281,177	8,542,851

In national currency
BNDES - TJLP	8.3	2023	1,284,232	1,439,628	1,464,800
FINEP/FINAME	5.6	2019	13,565	17,620	17,432
Export Credit Notes - NCE	13.4	2020	714,249	989,435	686,326
Fundo Centro-Oeste (FCO)	8.4	2017	33,928	45,237	56,237

Subtotal in national currency			2,045,975	2,491,920	2,225,104

General Total			8,326,519	9,773,097	10,767,955

(*) takes swaps into account	(R$ thousand)

Related to the agreements for loans and financing referred to in the table above, we highlight the most relevant:

(a)           Export credits (prepayment)

In December 2014, the Company entered into a syndicated export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to R$1,370,150 on that date). The disbursements were made in three tranches: the first tranche in the amount of US$129,750, maturing until 2019, at an interest rate of 1.30% p.a. above the quarterly LIBOR; the second tranche in the amount of US$190,625, maturing until 2019, at an interest rate of 1.40% above the quarterly LIBOR; and the third tranche in the amount of US$179,625, maturing until 2020, at an interest rate of 1.55% p.a. above the quarterly LIBOR. This facility was used to make the early payment of debts at higher costs and with less attractive terms.

In December 2014, the Company entered into two Advances on Export

Contracts (ACE), in the total amount of US$70 million (equivalent to R$182,490 million), maturing on December 24, 2014, at an interest rate of 0.18% p.a. One agreement was settled on the date of maturity, and the other agreement was extended for January 14, 2015.

During the year 2014, the Company, through its subsidiary Veracel Celulose S.A., entered into Advances on Foreign Exchange Contracts (ACC) in the total amount of US$135 million (equivalent to R$316,277), maturing between July 2014 and June 2015, at a fixed interest rate between 0.87% and 0.98% p.a. On December 31, 2014, the outstanding balance was US$61 million (equivalent to R$161,763).

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with four foreign Banks, in the amount of US$200 million (equivalent to R$464,960 million on the respective date), paying quarterly interest at the rate of 1.75% p.a., plus LIBOR 3M (which may be reduced to 1.55% p.a., if Investment Grade is obtained), for a term of five years.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into an export credit agreement with Citibank, in the amount of US$100 million (equivalent to R$232,480 million on the respective date), paying quarterly interest at the rate of 1.625% p.a., plus LIBOR 3M, for a term of five years.

In April 2013, the Company, through its subsidiary Fibria Trading International KFT., entered into an export credit agreement with 3 banks, in the amount of US$100 million (equivalent to R$201,540 million on the respective date), maturing until 2018, at an initial interest rate of 1.63% p.a. above the quarterly LIBOR.

In September 2012 the company entered into an ACC (Advance on Exchange Contracts) agreement for US$105 million (equivalent to R$213 million), maturing in September 2014, at an interest rate of 2.95% per annum. The agreements were settled on the date of maturity.

In February 2012 the company’s subsidiary Veracel Celulose S.A. raised an Export Prepayment facility of US$33 million (equivalent to R$56,694 million), with semi-annual interest payments at the rate of 5% per annum over LIBOR, and amortization of principal in a single installment maturing in 2017.

The company has export prepayment agreements with Banco Bradesco totaling US$150 million, at the rate of 0.78% over LIBOR, final maturity 2014. The agreements were settled on the date of maturity.

The company has export prepayment agreements with Banco Nordea totaling US$50 million, at the rate of 0.80% over LIBOR, final maturity 2013.

The agreement was settled on the date of maturity.

On May 2011, the Company obtained an exportation prepayment line with 11 foreign banks, amounting to US$300 million (equivalent to R$489 million on the respective dates) with payment of quarterly interest rate of 1.80% per year above LIBOR (which can decrease to 1.60% per year, if we obtain the condition of investment grade) for a period of eight years.

On January 2011, the Company entered into three ACC (Advance on Exchange Contracts) agreements in the amount of US$50 million each, totaling US$150 million (equivalent to R$249 million in the respective dates) maturing in June 2012 and at a fixed interest rate of 2.09% per year.

In March 2012, the Company early settled the amount of US$50 million, equivalent to R$90,675 million corresponding to one of the agreements, and, in September 2012, the Company settled the two other agreements in the amount of US$100 million, equivalent to R$90,675 million.

On September 2010, the Company entered into an export credit agreement with 11 banks in the amount of US$800 million (equivalent to US$1,355 million at that date) with maturities in 2018 and initial interest rate of 2.755% per year above the quarterly LIBOR and which may be reduced to 2.3%, according to the deleveraging and rating of the Company. This line was used to prepay debt with higher costs and with less attractive terms. On March 29, 2011, the Company settled in advance the amount of US$600 million (equivalent at that date to approximately R$993 million), with proceeds from the sale of Conpacel and capture of Bond Fibria 2021.

On December 30, 2014, the Company early settled the balance of the agreement in the amount of US$191 million (equivalent to R$506,827 million), with funds raised by the PPE Sindicato of US$500 million.

On September 2010, the Company entered into a bilateral export credit agreement in the amount of US$250 million (equivalent to US$424 million at that date) with maturities in 2020 and initial interest rate of 2.55% per year above the biannual LIBOR. This line was used to prepay debt with higher costs and with less attractive terms.

On December 19, 2014, the Company early settled the amount of US$250 million in full (equivalent to R$662,150 million).

On March 2010, the Company entered into a bilateral export credit agreement in the amount of US$535 million (equivalent to US$956 million at that date) with maturities in 2020 and initial interest rate of 2.95% per year above the quarterly LIBOR and with maturity until 2017. This line was fully used to pay debt with higher costs and with less attractive terms. On April 29, 2011, the Company settled in advance the amount of US$100 million (equivalent at that date to approximately R$161 million), reducing the cost of the debt and obtaining a larger payment term of the remaining balance (2013 to 2018, with quarterly payments) In 2012 the company early settled the amount of US$200 million, with no change to the other conditions. During 2013, the Company repaid US$43 million. On December 31, 2013, the amount of the outstanding principal was US$192 million. In 2014, the amount of US$32 million was repaid upon maturity. The final maturity of the agreement was also renegotiated for August 2019. As a result of these transactions, the outstanding balance of the principal became US$160 million (equivalent to R$425,596 million).

(b)           Loan - VOTO III (Eurobonds)

On January 2004, the wholly owned subsidiary of Votorantim Participações S.A., Votorantim Overseas Trading Operations III (VOTO III), captured in the international market US$300 million (equivalent at that time to R$873 million) with maturity of ten years and annual rate of 4.25%. The Company received 15% of the total funds raised, or US$45 million at that time equivalent to R$131 million. In December 2012 the company prepaid 100% of the transaction to its creditors.

(c)           Loan - VOTO IV (Eurobonds)

On June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), controlled in conjunction with Votorantim Participações, captured in the international market US$400 million (equivalent at that time to R$955 million) with maturity in June 24, 2010 and annual rate of 8.50%. The Company received 50% of the total funds raised, or US$200 million at that time equivalent to R$477 million. In 2013, the Company early repaid an amount of US$42 million (equivalent to R$93,034 on that date). This transaction generated an expense in the amount of R$13,496 million, recorded in the statement of income, of which R$12,341 million related to the premium paid and R$1,155 million related to the proportional repayment of the transaction cost resulting from the purchase of this Bond.

During the year 2014, the Company repurchased the amount of US$61 million

(equivalent to R$137,837 million) related to the VOTO IV Bond, issued by the subsidiary VOTO IV, originally maturing in June 2020. This transaction generated an expense in the amount of R$33,169 million, recorded in the statement of income, of which R$30,137 million related to the premium paid to the holders of such bonds who adhered to the offering and R$3,032 million related to the proportional repayment of the transaction cost resulting from the issue of this Bond. Because of this transaction, the outstanding balance of the Bond became US$97 million (equivalent to R$257,266 million).

(d)           Loans - Fibria 2019, Fibria 2020, Fibria 2021 and Fibria 2024 (Bonds)

Fibria 2024

On May 7, 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., completed the new issue of bonds maturing in 2024 (Fibria 2024 Bond), in the amount of US$600 million (equivalent to R$1,329,840 million), at a fixed interest rate of 5.25% p.a. The funds from the issue of the Bond were received on May 12, 2014, and a portion of such funds was used to pay the Fibria 2021 Bond.

Fibria 2012

On March 2011, the Company, through its international subsidiary Fibria Overseas Finance Ltd., captured the international market US$750 million (“Fibria 2021”, equivalent at that time to R$1,240,875 million) maturing in ten years and with repurchase option from 2016, with semiannual interest payment and rate of 6.75% per year.

During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$189 million (equivalent to R$411,013 million) of the Fibria 2021 Bond. This transaction generated an expense in the amount of R$34,647 million, recorded in the statement of income, of which R$30,959 million related to the premium paid to the holders of such bonds who adhered to the offering and R$3,688 million related to the proportional repayment of the transaction cost of this Bond.

During the year 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the Fibria 2021 Bond, in the amount of US$561 million (equivalent to R$1,290,229 million). This transaction generated an expense in the amount of R$160,449 million, recorded in the statement of income, of which R$149,999 million related to the premium paid to the holders of such bonds who adhered to the offering and R$10,450 million related to the repayment of the transaction cost of these Bonds.

Fibria 2020 and Fibria 2019

On October 2009, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised on the international market US$1 billion (“Fibria 2009”, equivalent at that time to approximately R$1,744 million) maturing in ten years with semiannual interest payment and rate of 9.25% per year. In May 2010, the Company announced the exchange offer of Fibria 2019, by reopening the Fibria 2020, aiming at improving the interest curve and improving the liquidity of papers, and to relax the covenants clauses to the new reality of the Company. Membership to the exchange offer was 94%.

In May 2010, the Company, through its international subsidiary Fibria Overseas Finance Ltd., raised US$750 million on the international market (Fibria 2010, equivalent to R$1,339,650 million) maturing in ten years and with repurchase option as from 2015, with semiannual interest payment at the rate of 7.50% per year.

In July 2012, the Company early repaid, with its own funds, upon the holding of a Public Offering, the amount of US$514 million (equivalent to R$1,044,698 million) relating to the repurchase of the Fibria 2020 Bond, raised in May 2010. This transaction generated an expense in the amount of R$150,917 million, recorded in the statement of income, of which R$62,158 million related to the premiums paid to the holders of such bonds who adhered to the offering and R$88,759 million related to the proportional repayment of the transaction cost from the issue of this Bond.

During the year 2013, the Company repurchased and cancelled, with its own funds, the amount of US$666 million (equivalent to R$1,347,142 million) of the Fibria 2020 Bond. This transaction generated an expense in the amount of R$302,152 million, recorded in the statement of income, of which R$193,236 million related to the premium paid to the holders of such bonds who adhered to the offering and R$108,916 million related to the proportional repayment of the transaction cost from the exchange of this Bond.

On March 26, 2014, the Company repurchased and cancelled, with its own funds, the amount of US$690 million (equivalent to R$1,595,706 million), related to the outstanding balance of the Fibria 2020 Bond. This transaction generated an expense in the amount of R$299,768 million, recorded in the statement of income, in accordance with the Company’s accounting practice, of which R$179,809 million related to the premium paid to the holders of such bonds who adhered to the offering and R$119,959 million related to the repayment of the transaction cost from the issue of this Bond.

In October 2014, the Company repurchased and cancelled, with its own funds, 100% of the outstanding bonds related to the Fibria 2019 Bond, in the amount of US$63 million (equivalent to R$152,521 million), originally maturing in October 2019, at the interest rate of 9.25% p.a. This transaction generated an expense in the amount of R$7,054 million related to the premium paid to the holders of such bonds.

(e)           BNDES

The Brazilian National Economic and Social Development Bank - BNDES has been an important source of debt financing for the Company’s capital expenditures. On December 31, 2014, considering the agreements in force since 2005, the outstanding balance of the loans entered into by Fibria and BNDES amounts to R$1,756,133 million, of which R$1,191,558 million are tied to the long-term interest rate (TJLP), R$92,674 million are fixed and R$471,901 million are tied to a currency basket.

On December 31, 2014, the Company proportionally consolidated the book balances of loans and financing of Veracel Celulose S.A., represented by agreements with the BNDES. The total amount of the principal is R$94,771 million to be repaid from 2014 to 2021, and is subject to interest ranging from TJLP + 1.8% to 3.3% per year and UMBNDES + 1.8% per year.

In 2014, four agreements were entered into by using the credit limit of R$1.7 billion defined in 2011, in the amounts of R$25,600 million (financing for industrial investments), R$27,300 million (financing for technology innovation projects), R$24,900 million (acquisition of trucks and semitrailers) and R$5,500 million (social projects). In 2013, the amounts related to these agreements amounted to R$499.3 million (financing for forestry projects), R$49.9 million (financing for industrial investments), R$30.7 million (financing for technology innovation projects) and R$167.8 million (financing for the forestry restructuring of preservation areas). The total released in 2014 was R$282,600 million (R$267,427 million in 2013).

At December 31, 2014, the BNDES accounted for approximately 21.1% of the Company’s financial debt, and should remain an important source of financing for the foreseeable future.

On December 31, 2013, considering the agreements in force since 2005, the outstanding balance of the loans entered into by Fibria and BNDES amounted to R$1,797 billion, of which R$1,440 million are tied to the long-term interest rate (TJLP) and R$357 million are tied to a currency basket

In the first half of 2009, new financing in the amount of R$673,294 million was approved, with interest ranging from TJLP plus 0% to 4.41% and UMBNDES + 2.21% per year, maturing until July 2017. Of this financing, 93% of the amount was released to the Company, and the outstanding balance will not be used. UMBNDES is an index that includes the exchange variation of a basket of currencies, predominantly the U.S. dollar.

In the second half of 2008, new financing with BNDES in the amount of R$540 million was approved, indexed at TJLP plus 1.36% to 1.76% and UMBNDES plus 2.45% per year, maturing until April 2015. Sixty-two percent of this amount was released to the Company, and the outstanding balance will not be used.

In October 2007, a financing agreement was entered into with BNDES totaling R$21,701 million, indexed by TJLP + 1.8% and UMBNDES + 1.3% per year. The settlement of the principal took place in July 2012.

In November 2006, a financing agreement with BNDES was also entered into in the amount of R$596 million, from which were released 99% of the value at December 31, 2013, indexed to TJLP ranging from 0% and 2.9% per year and UMBNDES plus 1.4% to 2.4% per year, with an amortization period from 2009 to 2016.

In 2005, three contracts were signed with BNDES in the months of December, August and May. In the contract signed in December the total release of funds was R$139,284 million, with payment in the period from 2007 to 2016, subject to interest ranging from TJLP + zero to 4.5% per year and UMBNDES + 2.0% to 3.0% per year. In the contract of August the release was of R$55,222 million, indexed to TJLP plus 3.5% to 4.5% and part indexed to UMBNDES plus 3% per year. The final maturity of this contract will be in 2015. In the contract of May the release was of R$99,109 million, being indexed to TJLP plus 4.5% per year and part indexed to UMBNDES plus 4.5% per year. The principal has final maturity in 2015.

The pulp plants located at the Jacareí/SP and Três Lagoas/MS Units were given as the main collateral to the payment of such financing.

(f)           Liabilities from financial leasing - leasing

On December 2009, the Company renegotiated the terms and value of its outstanding financial leasing transaction with Banco Société Générale, originally hired in 2008 to purchase machinery and forestry equipment. The deadline of this contract was 2013.

In June 2012 the company liquidated 100% of the leasing transactions regarding the acquisition of forestry machinery and equipment.

(g)           Export Credit Note (NCE), Rural Credit Note (NCR) and others

In June 2013, the Company signed an export credit note in the amount of R$497,745 million, maturing in 2018, at the cost of 105.85% of the CDI. This transaction is also linked to a swap intended to exchange Reais for U.S. dollars and change the floating rate to a fixed rate. Its final cost will be 4.16% p.a., plus the foreign exchange variation.

In September 2012 the company raised an Export Credit Note facility amounting to R$172,899 million, with semi-annual interest payments at 100% of the CDI rate, and amortization of the principal in four annual installments maturing as of 2017.

In September 2010, the Company signed a exportation credit note in the amount of R$428 million, with maturity in 2018 and cost of 100% of CDI plus 1.85% per year. In June 2013, the Company early repaid tithe amount of R$205,924 million (40% of the balance of the debt) and amended the outstanding balance, reducing the cost of the debt to 100% of the CDI, plus 0.85% p.a. This operation is linked to a swap in order to exchange the currency real for U.S. dollar and change the floating rate to a fixed rate, with the final cost of 5.45% per year, plus the exchange rate. In December 2014, the Company early settled 100% of the balance of the agreement, in the amount of R$326,134 million.

(h)           Export credits (Finnvera)

On September 2009, the Company contracted a loan of 125 million Euros with Finnvera (Finnish body designed to promote companies demonstrably committed to sustainability), whose total term is 8.5 years and the cost indexed to LIBOR in six months + 2.825% per year.

In February 2014, the Company early repaid, with its own funds, the amount of US$96 million (equivalent to R$233,996) corresponding to the agreement entered into with Finnvera, originally maturing in February 2018. This transaction generated an expense in the amount of R$3,540 million, recorded in the statement of income, related to the repayment of the transaction cost from contracting such debt.

(i)            Loan of the Fundo Constitucional de Financiamento do Centro-Oeste (FCO)

On December 2009, the Company raised R$73 million with Banco do Brasil through its subsidiary Fibria-MS, with final maturity in December 2017, grace period of six months, payment of principal and monthly interest and rate of 8.5% per year.

f.(II). Other long term relationships with financial institutions

Except the relationships contained in the contracts described above, the Company has no other long term relationships with financial institutions in relevant amounts.

f.(III). Subordination grade among the debts

Fibria has provided collateral in loan contracts with Fundo Constitucional de Financiamento do Centro-Oeste, FINEP — Financiadora de Estudos e Projetos, and part of contracts with BNDES.

The most important assets pledged as collateral for several BNDES agreements are the manufacturing plants of Três Lagoas (MS),Jacareí (SP) and Aracruz (ES). The net book value of these assets is R$6,541,124 million (December 31, 2013 R$6,966,056 million), sufficient to cover the respective loans. Part of the agreements with the BNDES are collateralized by bank sureties.

ACE Agreements and Export Prepayment Contracts have as warranty the exportation receivables in a volume corresponding to the next payment of interest and principal.

The remaining debt of the Company is unsecured. The Company has no debt with floating warranty.

There is no subordination grade among the Company’s debts, given that collateral was offered to secure certain debts, as referred to above, and therefore, they have priority over the Company’s other debts in the event of bankruptcy, up to the limit of the collateral given.

f.iv. Any restrictions imposed on the company, especially in relation to limiting of debt and contracting of new debts, distribution of dividends, disposal of assets, issuance of the securities and sale of corporate control

Some financing of the Company and its subsidiaries have clauses that determine maximum levels of debt and leverage, as well as minimum coverage levels to interest to be due.

Covenants required

On June 6, 2012 Fibria concluded the renegotiation of the financial covenants on its debt, which are henceforth calculated based on the consolidated financial information converted to U.S. dollars, amending the net debt/EBITDA ratio to 4.5 times beginning June 2012. Measurement in U.S. dollars mitigates any exchange rate effects arising from rate movements.

A substantial portion of the company’s debt is U.S. dollar denominated, and because of the depreciation of the Real against the dollar, there has been a significant impact on the level of indebtedness when measured in Reais. According to the previously adopted criteria, the depreciation of the value of the net debt at the end of the period would have increased when measured in Reais. Under the new criteria of converting EBITDA from Reais to U.S. dollars at the average exchange rate for each quarter, the impact of the depreciation is mitigated.

The following table shows the level of indebtedness in the covenants

December 2012 and after

Coverage of the service of debt (i)	Greater than 1,00
Level of debt (ii)	Less than 4.50

(i)             In order to calculate the debt service coverage ratio, defined as (i) Adjusted EBITDA in accordance with the practices adopted in Brazil and adjusted (for the last four corporate quarters), converted to U.S. dollars and added to cash and cash equivalents, derivative financial instruments and securities converted to U.S. dollars on the closing date in relation to (ii) debt that is to mature during the four consecutive corporate quarters plus financial expenses paid during the previous four consecutive corporate quarters converted to U.S. dollars.

(ii)          The indebtedness level ratio defined as (i) the consolidated net debt converted to U.S. dollars at the closing rate in relation to (ii) adjusted EBITDA (for the last four corporate quarters converted to U.S. dollars).

The covenants agreed in the agreements with the banks were met by the company on December 31, 2014, whereby the debt service coverage ratio stood at 2.7, while the indebtedness level ratio measured in U.S. dollars stood at 2.4.

These same contracts include the main events of default:

•             nonpayment in a timely manner of the principal or interest due;

•             inaccuracy of any representation, warranty or certification provided;

•             cross-default and cross-Judgment default, subject to an agreed value;

•             subject to certain periods of cure in the event of violation of the obligations contemplated in the agreements;

•            occurrence of certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

g. Limits on the use of funds already contracted

In 2014, the Company entered into two revolving credit facilities in national currency with Banco Bradesco and Banco Itaú, in the total amount of R$300 million and R$250 million, respectively, available for four years, at the cost of 100% of the CDI, plus 2.1 % p.a., when used. During the period when the facility is not used, the Company will pay a quarterly and monthly commission in Brazilian Reais of 0.35% p.a. and 0.33% p.a., respectively. The Company has not used this credit facility yet.

In March 2014, the Company, through its subsidiary Fibria International Trade GMBH., entered into a revolving credit facility with seven foreign banks, in the total amount of US$280 million, available for four years, at a quarterly paid cost ranging from 1.55% p.a. to 1.70% p.a., plus LIBOR 3M, when used. During the period when the facility is not used, the Company will pay, on a quarterly basis, an amount equivalent to 35% of the spread agreed. The Company has not used this credit facility yet.

In April 2013, the Company obtained a standby facility, in the amount of R$300 million, available for five years, at the semiannual cost of CDI, plus 1.50% p.a., when used. During the period when the facility is not used, the Company will pay an amount equivalent to 0.50% p.a. on a quarterly basis.

The Company has not used the credits yet.

In May 2011 the Company, through its international subsidiary Fibria Trading International Kft, obtained a revolving credit facility with eleven foreign banks, totaling US$500 million with an availability term of four years and cost paid quarterly by LIBOR in three months plus 1.55% per year when used. In the period of inactivity, the Company will pay 35% of the agreed spread. This credit facility was not used. In March 2014, the Company cancelled this revolving credit facility.

There are also some releases of reimbursements on loans already contracted with the BNDES which are pending financial or physical confirmation by the company. The percentages used in the financing facilities already closed are described in latter “e” of section 10.1.f.I of this form.

h. Significant changes in each item of the financial statements

The following tables present the values of the consolidated balance sheets and income statements for the financial years ended on December 31, 2014, 2013 and 2012, prepared in accordance with the international accounting standards (IFRS).

Assets (R$ Thousand)	2014	AV	AH	2013	AV	AH	2012
		(%)	(%)		(%)	(%)

Current
Cash and cash equivalents	461,067	2	(64)	1,271,752	5	35	943,856
Bonds and securities	682,819	3	(36)	1,068,182	4	(55)	2,351,986
Derivative financial instruments	29,573	0	31	22,537	0	23	18,344
Accounts receivable from clients	538,424	2	41	382,087	1	(49)	754,768
Accounts receivable from the sale of land and improvements	—	0	(100)	902,584	3	100	—
Inventory	1,238,793	5	(2)	1,265,730	5	7	1,183,142
Taxes recoverable	162,863	1	(19)	201,052	1	(4)	209,462
Assets held for sale	—	0	(100)	589,849	2	0	589,849
Other assets	147,638	1	43	103,228	0	(47)	194,526

	3,261,177	13	(44)	5,807,001	22	(7)	6,245,933

Noncurrent
Bonds and securities	51,350	0	7	48,183	0	100	—
Derivative financial instruments	161,320	1	127	71,017	0	168	26,475
Related parties	7,969	0	12	7,142	0	14	6,245
Taxes recoverable	1,752,101	7	136	743,883	3	13	657,830
Advance payment to suppliers	695,171	3	(4)	726,064	3	(2)	740,310
Legal deposits	192,028	1	(3)	197,506	1	25	157,567
Assets held for sale	598,257	2	100	—	—	—	—
Deferred taxes	1,190,836	5	23	968,116	4	10	879,606
Other assets	91,208	0	(64)	252,135	1	46	172,612
Investments	79,882	0	70	46,922	0	15	40,674
Biological assets	3,707,845	14	8	3,423,434	13	3	3,325,604
Fixed	9,252,733	36	(6)	9,824,504	37	(12)	11,174,561
Intangible	4,552,103	18	(2)	4,634,265	17	(2)	4,717,163

	22,332,803	87	7	20,943,171	78	(4)	21,898,647

Total assets	25,593,980	100	(4)	26,750,172	100	(5)	28,144,580

Liabilities and Equity (R$ Thousand)	2014	AV	AH	2013	AV	AH	2012
		(%)	(%)		(%)	(%)
Current
Loans and financing	965,389	4	(68)	2,972,361	11	161	1,138,005
Derivative financial instruments	185,872	1	74	106,793	0	97	54,252
Accounts payable to suppliers	593,348	2	1	586,541	2	35	435,939
Wages and social fees	135,039	1	4	129,386	0	0	128,782
Taxes and fees payable	56,158	0	1	55,819	0	35	41,368
Liabilities related to assets held for sale	—	0	(100)	470,000	2	0	470,000
Dividends payable	38,649	0	1,528	2,374	0	14	2,076
Other accounts payable	124,775	0	0	125,081	0	(39)	204,833

	2,099,230	8	(53)	4,448,355	17	80	2,475,255

Noncurrent
Loans and financing	7,361,130	29	8	6,800,736	25	(29)	9,629,950
Derivative financial instruments	422,484	2	(6)	451,087	2	71	263,646
Taxes and fees payable	124	0	(22)	159	0	(100)	77,665
Deferred taxes	266,528	1	13	235,896	1	3	227,923
Provision for contingencies	144,582	1	12	128,838	0	23	104,813
Liabilities related to assets held for sale	477,000	2	100	—	—	—	—
Other accounts payable	207,197	1	7	193,847	1	(0)	194,521

	8,879,045	35	14	7,810,563	29	(26)	10,498,518

Total liabilities	10,978,275	43	(10)	12,258,918	46	(6)	12,973,773

Net Property
Capital	9,729,006	38	0	9,729,006	36	0	9,729,006
Capital reserve	3,920	0	46	2,688	0	0	2,688
Treasury shares	(10,346)	0	0	(10,346)	(0)	0	(10,346)
Equity Adjustment	1,613,312	6	0	1,614,270	6	1	1,596,666
Profit reserves	3,228,145	13	4	3,109,281	12	(19)	3,815,584

Net equity attributable to shareholders	14,564,037	57	1	14,444,899	54	(5)	15,133,598

Non-controlling interest	51,668	0	11	46,355	0	25	37,209

Total net property	14,615,705	57	1	14,491,254	54	(4)	15,170,807

Total liabilities and net equity	25,593,980	100	(4)	26,750,172	100	(5)	28,144,580

Statement of Income (R$ Thousand)	2014	AV	AH	2013	AV	AH	2012
		(%)	(%)		(%)	(%)
Revenues	7,083,603	100	2	6,917,406	100	12	6,174,373
Costs of sold goods	(5,545,537)	(78)	3	(5,382,688)	(78)	3	(5,237,258)

Gross profit	1,538,066	22	0	1,534,718	22	64	937,115

Sale expenses	(365,214)	(5)	5	(347,538)	(5)	17	(298,052)
Administrative expenses	(285,622)	(4)	(5)	(300,131)	(4)	5	(286,002)
Result of equity	(622)	0	(100)	—	0	(100)	(592)
Other operational incomes, net	770,007	11	(6)	823,398	12	133	354,026

	(118,549)	2	(33)	(175,729)	3	(176)	(230,620)

Result before financial income and expenses	1,656,615	23	(3)	1,710,447	25	142	706,495

Financial income	133,950	2	21	110,723	2	(34)	167,646
Financial expenses	(1,040,597)	(15)	2	(1,016,526)	(15)	8	(944,405)
Result from derivative financial instruments	(6,236)	0	(97)	(215,313)	(3)	17	(184,465)
Monetary and exchange variations, net	(721,842)	(10)	(23)	(932,907)	(13)	27	(735,001)

	(1,634,725)	(23)	(20)	(2,054,023)	(30)	21	(1,696,225)

Result before the income tax and social contribution on income (loss)	(21,890)	0	(106)	(343,576)	(5)	(65)	(989,730)

Income tax and social contribution
Current	(46,280)	(1)	(93)	(619,606)	(9)	1,369	(42,167)
Deferred	186,942	3	(30)	265,600	4	(20)	333,927

Net income (loss) of the financial year	(162,552)	2	(123)	(697,582)	(10)	(0)	(697,970)

Attributable to
Company Shareholders	(155,584)	2	(122)	(706,422)	(10)	0	(704,706)
Noncontrolling Shareholders	6,968	0	(21)	8,840	0	31	6,736

Loss for the year	162,552	2	(123)	(697,582)	(10)	(0)	(697,970)

Basic earnings (loss) per share — in Reais	0.28	0	(120)	(1.28)	(0)	(4)	(1.34)

Income (loss) diluted per share — in Reais	0.28	0	(120)	(1.28)	(0)	(4)	(1.34)

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2014 and 2013.

Assets

The company’s total consolidated assets showed a decrease of 4%, or R$1,156,192, in 2014, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents showed a decrease of R$1,192,881 primarily due to measures taken to optimize debts (liability management) through the settlement of debts and advanced repurchase of Bonds carried out in 2014. Throughout the year, the Company repaid a debt of over US$2 billion.

Accounts receivable from clients

Accounts receivable from clients showed an increase of 41% or R$156,337. The variation relates primarily to the International Market and arises from the decrease in the volume of forfaiting transactions carried out in December 2014 with an impact of R$117 million. Variations in US dollar rates also influenced the increase in the balance outstanding, with an impact of R$71 million, which was offset by the decline in revenues in December 2014 compared to 2013. In relation to the average collection period, we had an increase of 3 days, from 24 days in December 2013 to 27 days in December 2014, due to the reasons above.

Accounts receivable from the sale of land and improvements

The amount of R$902,584 was outstanding on the base date December 31, 2013, being fully paid to the Company in the 1st half of 2014, upon the fulfilment of certain obligations and legal registrations carried out by the Company.

Taxes recoverable

The balance of recoverable taxes increased by 103%, or R$970,029, primarily due to (i) the recognition, after the final and unappeallable judgment in June 2014, of the credit regarding the Befiex program, in the amount of R$860,764, and the corresponding monetary restatement based on the Selic rate; and (ii) the recognition of R$37 million regarding the Reintegra program (Special Tax Refund Regime for Exporting Companies), in which the Company became a beneficiary upon the publication of Law No. 13.043/2014, of November 13, 2014), in effect as from October 1, 2014.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$192,088, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions carried out in view of the Company’s option for the taxation of exchange-rate variations on a cash basis and the use of non-amortized goodwill tax credits.

Assets held for sale

The variation in assets held for sale is due to the reclassification, from short-term to long-term, of the amounts regarding the items included in the Losango Project, since the completion of the sale is not being exclusively managed by the Company’s management, and depends on various governmental approvals that are taking longer than expected.

Other assets

The reduction in the balance refers substantially to the transfer of rights regarding accounts receivable as a result of the reimbursement of IPI Premium-credit tax incentive to the Company, in the amount of R$158,500.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 6%, or R$571,771, arising from the following changes: (i) asset base depreciation totaling R$798 million; (ii) R$127 million in derecognitions, and (iii) additions to investment in fixed-asset modernization and project development totaling R$349 million.

Biological assets showed an increase of 8%, or R$284,411, due to the following changes: (i) cuts made in the period, totaling R$959 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,190 million; and (iv) positive variation in fair value at the end of the reporting period, in the amount of R$52 million.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 10%, or R$1,280,643, in 2014, primarily due to variations in items commented below, including the amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$1,446,578 in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$4,382 million; (ii) accrued interest in the amount of R$476 million; (iii) recognition of an exchange-rate variation net expense of R$690 million; (iv) payment of debt interest and principal in the amount of R$7,127 million; and (v) proportional repayment of funding costs (Bonds and other) in the amount of R$133 million.

Dividends payable

The variation in the balance refers substantially to the dividends proposed by the Company, in the amount of R$36,951, corresponding to 25% of the adjusted net income for 2014, as provided for in the Company’s by-laws.

Liabilities related to assets held for sale

This balance was reclassified from short-term to long-term for the same reason described in item “Assets held for sale” above.

Net Equity

Net equity showed an increase of 1%, or R$124,451 in 2014 against 2013. Changes in equity during the year related primarily to (i) net income of R$162,552 recorded in the period, (ii) recording of legal reserve, in the amount of R$7,779, (iii) dividends proposed, in the amount of R$36,951, as described above, and (iv) allocation of the remaining income to the investment reserve account, in the amount of R$110,854.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2013 and 2012.

Assets

The Company’s total consolidated assets showed a decrease of 5%, or

R$1,394,408 in 2013, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents and securities showed a decrease of R$907,725 primarily due to (i) the payment of debts (principal and interest) and the repurchase of securities relating to Bonds issued in 2013, in the amount of R$1,851; and (ii) receipt of the 1st installment of the sale of land carried out at the end of 2013 to Parkia, in the amount of R$500 million, among other.

Accounts receivable from clients

Accounts receivable from clients showed a decrease of 49% or R$372,681. The variation relates to the International Market and arises from the decrease in the volume of forfaiting transactions carried out, with impact of R$1,332 million on December 2013, compared to R$684 million in 2012. Variations in volume, price, and US dollar rates helped minimize the impact of forfaiting on reduction of the balance. In relation to the average collection period, we had a reduction of 12 days, from 36 days in December 2012 to 24 days in December 2013, arising from better negotiations for discounts and forfaiting.

Accounts receivable from the sale of land and improvements

As mentioned in item 10.1(a) of this Reference Form, the balance of R$902,584 refers to the remaining balance to be received by the Company regarding the sale of land to Parkia, which was completed in December 2013. The Company may also receive the additional amount of R$247,514,805.60, which would total a potential amount of R$1,650,098,704.00, depending on the appreciation of land over a period of 21 years, which, if due, will be paid in three installments in the 7th, 14th and 21st years as from the closing date.

Taxes recoverable

The balance of recoverable taxes increased 9% to R$77,643 primarily due to (i) the increase in ICMS and IPI credits recoverable, in the amount of R$101 million; and (ii) the increase in IRPJ and CSLL prepayments, in the amount of R$38 million, which was partially offset by the increase in the provision for ICMS credit losses, in the amount of R$79 million.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$80,537, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions in the amount of R$175 million and derivative financial instruments, in the amount of R$65 million, and the reduction in deferred taxes on tax losses and negative base for social contribution due to the use of a portion of the balance to reduce the amount paid for joining the Tax Recovery Program — REFIS.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 12%, or R$1,350,057, arising from the following changes: (i) asset base depreciation totaling R$813 million; (ii) R$892 million in derecognitions, primarily impacted by the write-off of lands and improvements arising from the sale to Parkia, completed in December 2013, and (iii) additions to investment in fixed-asset modernization and project development totaling R$330 million.

Biological assets showed an increase of 3%, or R$97,830, due to the following changes: (i) cuts made in the period, totaling R$863 million; (ii) additions arising from planting and refurbishment, in the amount of R$860 million; and (iv) a positive variation in fair value at the end of the reporting period, in the amount of R$102 million.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 6%, or R$714,855, in 2013, primarily due to variations in items commented below, including amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$994,858 in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$1,279 million; (ii) accrued interest in the amount of R$576 million; (iii) recognition of an exchange-rate variation net expense of R$927 million; (iv) payment of interest and principal in the amount of R$3,922 million; and (v) proportional repayment of funding costs (Bonds and other), in the amount of R$114 million.

Suppliers

The suppliers balance increased 35%, or R$150,602, primarily due to forfaiting transactions carried out together with Veracel and the Company’s subsidiary, Fibria International Trade, and the increase in acquisition of inputs and contracting of services.

Taxes and fees payable

Taxes and fees payable decreased by 53%, to R$63,055 primarily due to the reversal of the balance of Refis/PAES, in the amount of R$66 million, given that there are no pending debits regarding this tax installment program.

Net Equity

Net equity showed a decrease of 4%, or R$679,553, in 2013 against 2012. Changes in equity during the year related primarily to (i) incorporating losses during the year in the amount of R$706,303, and (ii) the effect of items recognized in “Other comprehensive income”, in the amount of R$17,604, regarding actuarial profits and losses arising from post-employment benefits and foreign-exchange variation on investments classified as available for sale.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2012 and 2011.

Assets

The company’s total consolidated assets showed a slight increase of 1%, or R$204,546 in 2012, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents showed an increase of R$1,236,001 primarily due to proceeds from the sale of Project Losango land for R$470 million, sale of land located in Southern Bahia for R$200 million, and receipt of R$149 million taxes, among other items.

Accounts receivable from clients

Accounts receivable from clients showed a decrease of 20% or R$190,594. The variation relates to forfaiting on the international market in December 2012 with an impact of R$684 million against R$307 million in December 2011. Variations in volume, price, and US dollar rates helped minimize the impact of forfaiting on reduction of the balance. In relation to the average collection period, we had a reduction of 17 days, from 53 days in December 2011 to 36 days in December 2012, arising from better negotiations for discounts and forfaiting.

Taxes recoverable

The balance of recoverable taxes decreased 36%, or R$118,325 due to (i) PIS / COFINS credit was received in cash in the amount of R$142 million; (ii) the balance of tax due to Brazil’s tax authority in the amount of R$148 million was partially offset by increased purchases of inputs / raw materials that are eligible for credit under export tax relief legislation in the amount of R$143 million.

Deferred taxes

The net balance of deferred taxes (tax assets less tax liabilities) increased by R$388,379, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions in the amount of R$434 million, also due to recording of a provision for loss on non-amortized goodwill tax credits in the amount of R$89 million.

Fixed and biological assets

Our balance of fixed assets showed a decrease of 6%, or R$666,686, arising from the following changes: (i) asset base depreciation totaling R$814 million; (ii) R$91 million in derecognitions, and (iii) additions to investment in fixed-asset modernization and project development totaling R$239 million.

Biological assets showed an increase of 2%, or R$61,394, due to the following changes: (i) cuts made in the period, totaling R$861 million; (ii) R$110 million in derecognitions; (iii) R$753 million in additions arising from planting and restoring forest, and (iv) a R$280 million positive variation in fair value at the end of the reporting period.

Liabilities

Fibria’s total consolidated liabilities showed a decrease of 3%, or R$448,744, in 2012, primarily due to variations in items commented below, including amounts classified in current and noncurrent liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed a decrease of R$556,462,000 in the year, primarily due to the following factors: (i) funding for loans and financing in the amount of R$864 million; (ii) accrued interest in the amount of R$682 million; (iii) recognition of an exchange-rate variation net expense of R$804 million; (iv) payment of interest and principal in the amount of R$3,062 million, and (v) proportional repayment of funding costs for the partial buyback of “Fibria 2020” Eurobonds in the amount of R$89 million.

Suppliers

The suppliers balance increased 17%, or R$62,247, due to forfaiting by the Veracel Celulose S.A. and Fibria Trading International subsidiaries amounting to R$61 million.

Prepayments received due to assets held for sale

The balance of R$470,000 shown in the account refers to the amount we received on December 28, 2012, as advance payment of the first installment of an agreement for purchase and sale of assets related to the Project Losango signed with CMPC Celulose Riograndense S.A.

Deferred taxes

Comments on deferred tax liabilities were made above in the comments section for principal variations in assets.

Net Equity —

Net equity showed an increase of 4%, or R$653,290 for 2012 against 2011. Changes in equity during the year related primarily to (i) incorporating losses during the year in the amount of R$704,706, and (ii) a capital increase of R$1,349,609,000 (net of R$11,771 issuing costs) through the April 2012 issue of 86 million new common shares without par value.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2014 and 2013.

Net Revenues

The Company’s net operating revenues amounted to R$7,083,603 in 2014, up by 2% on the amount of R$6,917,406 registered in 2013. This increase is primarily due to increased sales and the 9% appreciation of the US dollar against the Brazilian real, since the net average price in Brazilian Reais remained unchanged.

Pulp sales in 2014 totaled 5.3 million tons, up by 2% on the volume traded in the prior year (of 5.2 million), due to the increase in sales to the European market. Europe remained our main sales destination, with a 41% share on sales, followed by Asia with 25%, North America with 24%, and Brazil/Others with 10%.

Pulp exports accounted for 91.6% of net revenues from pulp sales, and 90.3% of the volume of pulp sales in 2014, compared to 92.6% and 91.4%, respectively, in 2013.

Discounts are often granted to our clients in Europe and North America. These discounts totaled R$1,526 million in 2014, against R$1,005 million in 2013.

Cost of goods sold

Cost of goods sold amounted to R$5,545,537, an increase of R$162,849 (equivalent to 3%) against 2013. This result was mainly due to: (i) the increase in production cash cost; and (ii) the effect of exchange rates on logistic costs.

Production cash cost for the year was R$519/ton, up by 3% on the cash cost for 2013, mainly due to the increase in wood costs and foreign-exchange effect, which were partially offset by the increase in income from the sale of utilities. The inflation registered in year 2014 was 6.41% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 9%, which indicates that our production cash cost was 3.41% below the inflation for the period.

Gross profit

As a result of the combination of the increase in net revenues and the increase in costs of goods sold, gross profit remained stable in 2014 compared to 2013, with a gross margin of 22% in the two periods.

Selling expenses

Selling expenses totaled R$365,214, up by 5% against the prior year (R$347,538). This increase is mainly due to the increase in expenses with third party services and foreign exchange effects. The ratio of selling expenses to net revenues rose from 4.9% in 2013 to 5.2% in 2014.

Administrative Expenses

Administrative expenses totaled R$285,622, a reduction of 5% against the prior year (R$300,131). This result was due to lower expenses with salaries and third party services. The ratio of administrative expenses to net revenues remained unchanged in 2014 compared to 2013 (4%).

Other operating revenues (expenses), net

In 2014, this item totaled R$770,007, down by 6% against 2013, mainly due to (i) the recognition in 2013 of capital gains on the sale of land to Parkia, in the amount of R$527 million; (ii) the reversal of provisions for contingencies, in the amount of R$14 million in 2014, against R$116 million in 2013; (iii) the reduction in variation in fair value registered in 2014 compared to 2013, in the amount of R$51 million (against R$52 million in 2014 and R$102 million in 2013), which was partially offset by (iv) the recognition of tax credits in the amount of R$852 million in 2014 (substantially, credits from the Befiex Program), against R$107 million in 2013; and (v) losses from the write-off and disposal of fixed assets in the amount of R$68 million in 2014, compared to gains of R$221 million in 2013.

Financial Result

The financial result totaled net expenses of R$1,634,725, compared to expenses of R$2,054,023 in 2013, equivalent to a reduction by 20% due to:

(i) the increase in financial revenues from R$111 million in 2013 to R$134 million in 2014, as result of the recognition of interest rates and currency variation in the amount of R$30.3 million for adjustment of taxes recoverable (substantially, Befiex credits), partially offset by a decrease of R$5.6 million in interest rates on securities, due to redemptions for payment of debts in 2014;

(ii) the increase from R$1,017 million in financial expenses in 2013 to R$1,041 million in 2014, due to the increase of R$148.3 million in charges regarding the repurchase of Bonds in 2014, partially offset by the reduction of R$100.1 million in expenses from interest rates on loans and financing;

(iii) the effect of foreign exchange variation resulting from the appreciation of the US dollar against the Brazilian currency, with net expenses of R$722 million in 2014 compared to R$933 million in 2013;

(iv) the net loss from derivative financial instruments in the amount of R$6.2 million in 2014, compared to net losses of R$215.3 million in 2013, due to the appreciation of the US dollar against the Brazilian Real.

Income and social contribution taxes

Income and social contribution tax rates in Brazil reached 34% in 2014 and 2013. As from calendar year 2013, the Company started to pay taxes on earnings from its offshore subsidiaries, pursuant to Article 74 of Provisional Measure 2158/01, which determines that the earnings recorded each year by subsidiaries abroad are subject to the payment of income and social contribution taxes in Brazil for the year in question, at a rate of 34% on taxable income of offshore subsidiaries before income tax. The repatriation of these earnings in subsequent years is not subject to future taxation in Brazil. The Company registers provisions for income tax of its offshore subsidiaries based on an accrual basis. The Company decided to start paying said taxes mainly to reduce the risk of future tax assessments. In 2014, Law No. 12973/14 replaced Article 74, and confirmed that earnings from offshore subsidiaries are subject to IRPJ and CSLL taxes in Brazil.

The effective rate realized was negative by 642.6% in 2014 and 103.0% in 2013, reflecting a tax benefit of R$140,662 in 2014 and tax expenses of R$354,006 in 2013.

In addition to the positive result before taxes in 2014 against expenses in 2013, the principal reasons for the difference between the two periods are as follows:

(i)                the effect of foreign exchange variation on assets, which was registered as income from offshore subsidiaries’ translation to the functional currency, or the Brazilian real. Since the Brazilian Real is not used for purposes of taxation in the respective countries, this effect is not recognized for offshore subsidiaries, and it will never be subject to taxation in Brazil; and

(ii)             the recognition, in 2013, of R$560 million in IRPJ and CSLL expenses due to the Company’s adhesion to the REFIS, which was paid using credits from tax losses and negative base for social contribution on net income, in the amount of R$168,136 and R$392,317, respectively, through cash disbursements made by the Company.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$28,945 million in 2014, compared to R$423,325 in 2013.

Net income attributable to non-controlling shareholders

Non-controlling interest was R$6,968 in 2014 and R$8,840 in 2013.

Net income for the year

As a result of the considerations above, net income totaled R$162,552 in 2014, against losses of R$697,582 in 2013. Net income for the year accounted for 2% of revenues in 2014 compared to (10)% in 2013.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2013 and 2012

Net Revenues

The Company’s net operating revenues amounted to R$6,917,406 in 2013, up by 12% on the amount of R$6,174,373 registered in 2012. This increase is mainly explained by a 16% rise in the average price of pulp, which resulted from the 11% appreciation in the average foreign exchange rate in the period and an increase of 5% in the average pulp prices in dollars.

Pulp sales in 2013 totaled 5.2 million tons, down by 3% on the volume traded in the prior year (of 5.4 million) due to the need to bring pulp inventories to regular levels in 2013, in addition to the decrease in the number of days in the year. Sales to the Sanitary Paper segment made up 53% of total sales in 2013, followed by Printing and Writing papers, with 30%; and Special Papers, with 17%. Europe remained as the principal destination for our sales, with a 39% share, followed by North America, with 28%; Asia with 24%; and Brazil/Others, with 9%.

Pulp exports accounted for 92.6% of net revenues from pulp sales, and 91.4% of the volume of pulp sales in 2013, compared to 91.7% and 90.1% respectively in 2012.

Discounts are often granted to our clients in Europe and North America. These discounts totaled R$1,005 million in 2013, against R$895 million in 2012, an increase consistent with the increase in revenues in 2013 (12%).

Cost of goods sold

Cost of goods sold amounted to R$5,382,688, an increase of R$145,430 (equivalent to 3%) against 2012. This result was mainly due to: (i) the increase in production cash cost; and (ii) the effect of exchange rates on logistic costs.

Production cash cost for the year was R$505/ton, up by 6.7% on the cash cost in 2012, mainly due to the increase in wood costs and foreign-exchange effect, in addition to greater expenses with inputs. The inflation registered in 2013 was 5.9% (IPCA), and the appreciation of the US dollar against the Brazilian currency reached 11%. Approximately 15% of cash costs are linked to the US dollar. Excluding the foreign-exchange effect of R$7/ton and the R$2/ton non-recurring impact of rains at the Aracruz Unit, the increase in annual cash cost would be 4.6%, thus, below the inflation rate for the period.

Gross profit

The combined result from the increase in net revenues and increase in cost of goods sold resulted in a 64% increase in gross profit, totaling R$1,534,718 in 2013, comparted to R$937,115 in 2012. The gross margin rose to 22% in 2013 against 15% in 2012.

Selling expenses

Selling expenses totaled R$347,538, or an increase of 17% against the prior year (R$298,052). This increase was mainly due to the increase in expenses with terminals, and also to the 11% appreciation of the average US dollar against the Brazilian real. It is important to note that the ratio of sales expenses to net revenues remained stable (5%) compared to the prior year.

Administrative expenses

Administrative expenses totaled R$300,131, an increase of 5% against 2012 (R$286,002). This result arises from greater expenses with charges, indemnities and advisory services. These factors offset the positive effects of the payroll tax exemption benefit announced by the Government, effective during 2013 and 2014.

Other operating revenues (expenses), net

In 2013, this item totaled R$823,398, up by 133% on 2012, mainly due to (i) the recognition of capital gains on the sale of land to Parkia, in the amount of R$527 million; (ii) the variation in the fair value registered in 2013 compared to 2012, which decreased R$196 million (it amounted to R$102 million in 2013, and R$298 million in 2012); and (iii) recognition of losses from the write-off and disposal of fixed assets in the amount of R$221 million in 2013, compared to gains of R$64 million in 2012.

Financial Result

The financial result totaled net expenses of R$2,054,023, compared to expenses of R$1,696,225 in 2012, or a 21% increase.

This difference was due to: (i) the effect of foreign exchange variation as a result of a 15% appreciation in US dollar rates at the end of 2013, which surpassed the 9% appreciation registered in 2012, on the Company’s total indebtedness linked to the US dollar. Due to its exporting nature, the Company has a large portion of its debt denominated in the US currency; and (ii) the increase in expenses from financial charges arising from the repurchase of bonds in 2013 (R$350 million in 2013 against R$151 million in 2012). The volume of the principal repurchased was R$1.9 billion, compared to R$1 billion in 2012.

Income and social contribution taxes

Income and social contribution tax rates in Brazil was 34% in 2013 and 2012.

The effective rate realized was 103%, reflecting an expense of R$619,606 and a deferred tax benefit of R$265,600 in 2013, while the effective rate in 2013 was 29.5%, resulting in expenses of R$42,167 and a deferred tax benefit of R$333,927.

The principal reason for the difference between the nominal and the effective tax rate in 2013 was the recognition of R$560 million in expenses with IRPJ and CSLL due to the Company’s adhesion to the REFIS program, as provided for in MP 627/13, regarding earnings from offshore subsidiaries. On the date of the adhesion (November 27, 2013), the amount of R$168,136 was paid using credits from tax losses and negative base for social contribution on net income, while R$392,317 was paid through cash payments made by the Company.

Cash disbursements for payment of income and social contribution taxes for the year totaled R$423,325 in 2013, compared to R$14,712 in 2012.

Net income attributable to non-controlling shareholders

Non-controlling interest was R$8,840 in 2013 and R$6,736 in 2012.

Loss for the year

As result of the considerations above, loss for year 2013 was R$697,582,

against losses of R$697,970 in 2012. Loss for the year accounted for 10% of revenues in 2013 compared to 11% in 2012.

Comments on significant changes verifiable in comparison between the consolidated income statements for the years 2012 and 2011

Net revenues

Net sales revenues increased 5% to R$6,174,373 in 2012 from R$5,854,300 in 2011, due to a 4% increase in the volume sold the higher net price of pulp in Brazilian Reais (7%) reflecting the 17% appreciation of the US dollar in the period. These effects offset the absence of revenue from the paper business (our Piracicaba Unit was sold in September/2011) amounting to R$324 million in 2011. Excluding this effect, total net revenues in 2012 would have been 12% higher than 2011.

Sales volume of pulp in 2012 increased 4.2% to 5,357 million tons in 2012 from 5,141 million tons in 2011, primarily due to strong performance in Asia in 2012, which showed an increase of 11% in volume sales in the period, from 1.171 million tons in 2011 to 1.300 million tons in 2012.

Our breakdown of sales by end user is concentrated primarily in the market for high quality toilet and specialty papers, which account for 76% of volume sold. These two markets are the most resilient in an economic crisis and both have higher growth expectations projected by the Pulp and Paper Products Council (PPPC).

Exports accounted for 91.7% of net sales revenue from pulp and 90.1% of pulp sales volume in 2012, against 91.1% and 90.1% respectively in 2011.

In 2012, 41% of sales volume was exported to Europe, 25% to North America and 24% to Asia, compared to 42%, 25% and 23% respectively in 2011. Discounts are often granted to the Company’s customers in Europe and North America, totaling R$895 million in 2012 against R$761 million in 2011. The increase was consistent with higher revenue in 2012.

Cost of goods sold

Cost of goods sold increased 2% to R$5,237,258 in 2012 from

R$5,124,269,000 in 2011, substantially due to (1) a 4.2% increase in the sales volume of pulp and (2) the US dollar’s average appreciation of 17% against the Brazilian real. These effects were partially offset by the absence of cost of sales for the paper business due to the sale of our Piracicaba Unit in September 2011.

In 2012, our cash cost of producing pulp was R$473 per ton, showing an increase of 0.4% on 2011’s R$471 per ton, primarily as a result of (1) the US dollar’s 17% average appreciation against the Brazilian real, and (2) higher raw-material prices in a period in which inflation was 5.8% (IPCA).

Gross profit

Earnings driven by the combined effects of higher net revenues and cost of goods sold increased 28% to R $937,115 in 2012 against R$730,031 in 2011. Gross margin increased 15% in 2012 against 12% in 2011.

Selling expenses

Selling expenses remained almost stable over the year with an increase of 1% in the period from R$294,928 in 2011 to R$298,052 in 2012, as a result of a combination of the following factors: (i) a 4.2% increase in volume sales and the US dollar’s 17% appreciation against the Brazilian real, which contributed to a R$20 million increase in selling expenses, which was substantially offset by the reversal a provision for doubtful debts in the amount of R$3 million and derecognition of R$11 million in accounts receivable from clients rated non-collectible in the year. As a percentage of net revenue, selling expenses decreased from 5% in 2011 to 4.8% in 2012.

Administrative expenses

Administrative decreased 8% in 2012 against 2011, from R$310,425 to R$286,002 in the period. This result was due to expenses for severance pay and charges in the course of 2011, as part of the process of organizational restructuring, in addition to reduced outsourcing and travel expenses in 2012.

Result of equity equivalence

Equity equivalence showed an expense of R$592,000 in 2012 against an expense of R$414,000 in 2011, as a result of our interest in the associate affiliate Bahia Produtos de Madeira.

Other operating (expenses) revenues, net

In 2012, this item totaled R$354,026, an increase of 40% against 2011, primarily due to additional recognition of R$152 million in relation to fair value of biological assets in the year (R$298 million in 2012 from R$146 million in 2011) and recognition of R$93 million revenue as IPI tax premium-credit partly offset by the sale of our Piracicaba Unit in 2011 (for R$176 million).

Financial result

In 2012, net financial expenses totaled R$1,696,225 against R$1,868,671 in 2011, showing a decrease of 27% in the year, primarily as a result of the following variations:

(i) Financial revenues: a 23% decrease in the year, from R$217,000 in 2011 to R$167,646 in 2012, reflecting lower average income on investments in securities due to the lower interbank rate (CDI), which decreased from 11.60% in 2011 to 8.4% in 2012.

(ii) Financial expenses: an 8% increase in 2012, from R$873,005 to R$944,405 million, due to (a) an increase of 3.3% in interest charged on loans and financing; (b) R$150 million expenses related to costs for the “Fibria 2020” Eurobond buyback; (c) a R$12 million reduction in costs for commissions on loans, (d) the absence in 2012 of appropriation of interest related to the acquisition of Aracruz shares.

(iii) Monetary and exchange-rate variations: exchange-rate variation expenses for the year were R$735 million, against R$936 million in 2011. This decrease related to the reduction in total USD denominated debt (as part of our strategic plan to reduce total indebtedness), in addition to the 9% average appreciation of the U.S. dollar in the year compared with a 13% depreciation in 2011.

Income tax and social contribution

The rate of income tax and social contribution in Brazil was 34% in 2012 and 2011. The effective rate was 29.5% reflecting an expense of R$42,167 and a deferred benefit of R$333,927 in 2012, while the effective rate for 2011 was 25.6%, resulting in a current benefit of R$67,835 and a deferred tax benefit of R$314,408.

The primary reason for the difference between the 2012 and 2011 nominal and effective tax rates was recognition of provision for loss on foreign tax credits recorded in 2011 in the amount of R$200,711 million. Disbursements of cash for payments of income tax and social contribution in the year totaled R$14,712 against R$4,151 in 2011.

Profit from discontinued operations

The variation relates to the Conpacel and KSR operations, which were discontinued in 2011, whereas there was no similar item in 2012.

Net income attributable to non-controlling interests

The share of non-controlling interests was R$6,736 in 2012 and R$4,508 in 2011.

Loss for the period

As a result of the items noted above, losses for the period totaled R$697.97 against a loss of R$868,114 in 2011, thus losses decreased 20% in the period. Losses as a percentage of revenue totaled (11)% in 2012 against (15)% in 2011.

10.2 - Operating and financial result

a. The Company’s results of operations, in particular: (i) description of any important components of revenue (ii) factors that materially affect results of operations

The following are comments from the Board of the Company corresponding to the analysis of important components of revenue and factors that affect or may materially affect its results. In sections 10.2(b) and 10.2(c) there are commented jointly the variations and/or impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

The Company’s operational results were affected by the sale of assets of pulp and paper components for a period of three years ended on December 31, 2012 (Guaíba, Conpacel and KSR). Additionally, the results of operations for the years ended on December 31, 2014, 2013 and 2012 were affected and the results of operations will continue to be influenced by several factors, including:

•                  expansion or contraction of overall production capacity of the products sold by the Company and the growth rate of the global economy;

•                  fluctuations in the price of products in international markets, which are priced in or use as a reference the U.S. dollar and that could affect the Company’s net revenues;

•                  the growth rate of the Brazilian GDP, which affects the domestic demand for the Company’s products and, thus, our volume of domestic sales;

•                  our productivity rate, which significantly affects the production costs of the Company’s products and may lead to impairment of assets;

•                  results of operations of the companies in which the Company has or had a minority or egalitarian share interest, such as Consórcio Paulista de Papel e Celulose - Conpacel and Veracel Celulose S.A., and part of that is or has been consolidated into the Company’s results of operations, as required by IFRS;

•                  exchange rate changes on the Real/U.S. dollar, including depreciation of the real against the U.S. dollar by 9% in 2014, 11% in 2013, and 9% in 2012, which affected (1) the quantities expressed in reais of net revenues, cost of sales and other operations, and other costs that are determined or linked to the U.S. dollar; and (2) the Company’s net financial expenses as a result of the obligations denominated in U.S. dollars, which require the payment of principal and interest on U.S. dollar;

•                  the debt level and the fluctuation of the prime interest rate in Brazil, mainly LIBOR rate, which affects the cost of payment of interest of the Company’s debts with rates denominated in U.S. dollars with floating rate, and DI rate fluctuations, which affects the cost of paying our debts with interest rates denominated in real with floating rate;

•                  inflation rate in Brazil, which was 6.4% in 2014, 5.9% in 2013 and 5.8% in 2012, as measured by IPCA, and the effects of inflation (or deflation)

in operating costs in reais of the Company and its debt denominated Reais that is indexed to inflation or contain interest rates which are partially adjusted for inflation; and

•                  changes in accounting policies and in Law 6404/76, as introduced by Law 11638/07 and the new pronouncements and international accounting standards.

The following table shows the origin of the relevant revenue of the Company in the past three years by type of final product:

	Fiscal year ended on December 31,
	2014	2013	2012
Pulp:
Volume (in thousand tons)
Internal	517	447	531
External	4,788	4,750	4,826
Total	5,305	5,197	5,357

Net revenues (in millions of R$)
Internal	591	504	509
External	6,412	6,342	5,598
Subtotal	7,003	6,846	6,107
Port services	80	~~63~~72	68
Total	7,083	6,918	6,175

Average price ($ per ton)	1,320	1,317	1,140

b. Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

This item is informed together with item 10.2. c.

c. Impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate on the operating and financial results of the company

The following are comments from the Board of the Company corresponding to the analysis of impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

Impact of Price Changes of Pulp

The international pulp prices have fluctuated significantly, and the Company believes it will continue floating in view of global economic events, such as increased demand for pulp in China. Significant increases in the prices of Company products and, thus, in the prices we can charge, should probably increase the net revenues of the Company and its operational results to the extent that the Company can maintain its operating margins and the increase in prices do not reduce the sales volume. On the other hand, significant reductions in international prices of our products and therefore the prices that the Company can charge for their products should probably reduce net income and operational results if it cannot increase its operating margins and reduced price does not increase the sales volume.

Global pulp prices are cyclical because the demand for paper depends significantly on the general conditions of the global economy and because the production capacity adjusts to demand slowly. Over the past 3 years, the average price of BEKP in North America, Europe and Asia fluctuated from US$831, US$777 and US$668 per ton, respectively, in 2012 to US$863, US$811 and US$706, in 2013, respectively. For the financial year ended on December 31, 2014, the average price of BEKP in North America, Europe and Asia was US$846, US$745 and US$609 per ton respectively.

The Company has long-term relationships with substantially all of its pulp buyers in the local and foreign market. Such agreements generally provide that the price of market pulp shall be according to the price which the Company announces monthly. These prices may vary according to the region where the Company’s customers are located. The agreed price for long term contracts are generally consistent with the prices of other sales in the same region and follow the BEKP price list announced by the largest global producers of pulp.

Impact of Variation in Exchange Rate

The financial condition and results of operations has been and will continue to be affected by inflation and the exchange rate of the real against the U.S. dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (depreciation) of the real against the U.S. dollar, average exchange rate and at exchange rate at the end of the periods indicated below:

	2014		2013		2012		2011		2010		2009		2008
Inflation (IPCA)	6.4%		5.9%		5.8%		6.5%		5.9%		4.2%		5.9%
Appreciation (depreciation) of the Dollar x Real	9%		11%		8.2%		11.2%		(4.5)%		(34.2)%		24.2%
Quote at the end of the period of one year - US$1.00	R$	2.66	R$	2.34	R$	2.04	R$	1.88	R$	1,66	R$	1.74	R$	2.34
Average (weighted daily) (1) of the exchange rate - US$1.00	R$	2.35	R$	2.16	R$	1.95	R$	1.67	R$	1.76	R$	1.99	R$	1.83

(1)         The daily average exchange rate is the sum of the closing rate on each day divided by the number of business days in the period.

The results of Company operations and its financial condition has been and will continue to be affected by the rate of appreciation or depreciation of the real against the U.S. dollar, given that:

•                  important part of the Company’s revenues are denominated in U.S. dollars;

•                  important part of the Company’s costs are denominated in reais;

•                  some operational expenses such as costs of raw materials and certain other expenses are denominated in or indexed in U.S. dollar;

•                  significant part of the Company’s debt is denominated in U.S. dollars and therefore the payments of principal and interest shall be made in U.S. dollars.

Most of the Company’s pulp sales are made on the international market at prices denominated in U.S. dollars. In general, the Company tries to fix its prices in the local market taking into account the international prices of pulp and variations of the exchange rate of real/U.S. dollar. Thus, although the majority of revenues in the domestic market is denominated in reais, almost all products are sold at prices that are based on the international market, which are denominated in U.S. dollars.

When the real depreciates against the U.S. dollar, assuming that the international price of products of the Company remain the same, the net proceeds of the Company’s sales come from exports increase and usually the Company seeks to increase the domestic prices in reais, which can reduce the volume of sales in the local market. On the other hand, when the real appreciates against the U.S. dollar, assuming the U.S. dollar prices remain stable, our net sales decline and generally the value of domestic prices decrease in reais, which can generate an increase in sales volume in the local market. In periods of high volatility of Real x U.S. dollar, there is usually an interval between the time in which the Company can increase or decrease its prices in reais for Brazilian buyers. These mismatches are reduced when the exchange rate Real x U.S. dollar is less volatile.

The consolidated debt in U.S. dollars accounted for 93% of the indebtedness of the Company on December 31, 2014 (including currency swaps). Thus, when the real appreciates against the U.S. dollar:

•                  interest costs of the Company’s debt denominated in U.S. dollars decreases in reais, and this decrease positively affects the Company’s operational results in Reais;

•                  the value of the debt denominated in U.S. dollars decreases in reais, and the total value of the Company’s debt decreases in Reais;

•                  Net financial expenses tend to decrease as a result of foreign exchange gains with exchange variation included in the Company’s results.

The depreciation of the real against the U.S. Dollar has the opposite effect.

Exports, which allow the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s debt denominated in U.S. dollars, but these items are not completely equivalent. Thus, the company often hires derivative instruments to mitigate the effects of currency fluctuations on its debt. A significant portion of the indebtedness of the Company is connected and paid mainly with the proceeds from exports. Debt denominated in U.S. dollars is generally available at lower cost compared with other sources of resources. The Company generally gives as a pledge part of its export receivables as collateral for its obligations, usually to cover the next installments of principal and interest. These contracts also contain financial ratios that should be observed by the Company, among other obligations.

Impact the level of debt and Interest Rate Changes

On December 31, 2014, the consolidated debt of the Company was R$8,327 million. The level of debt of the Company results in significant financial expenses that are reflected in the income statements. Financial results consist of expenses with interest payments, foreign exchange Real x U.S. dollar and other assets and liabilities denominated in foreign currencies, gains and losses on derivatives and other items described in Note 32 to the Company’s financial statements for the financial year ended on December 31, 2014. In 2014, net financial expenses amounted to R$1,634 million, consisting specially of R$1,041 million in interest on loans and financing and R$722 million in foreign exchange losses on debt and other assets and liabilities. In 2013, the Company’s net financial expenses totaled R$2,054 million, of which R$1,017 million referred to loans and financing and R$933 million to losses from exchange rate changes on debt and other assets and liabilities.

S&P, Moody’s and Fitch maintain a rating of the Company and certain Company debts. Any downgrade of rating grade in the future may result in increased interest rates and other financial expenses related to loans and debt instruments and may adversely affect the Company’s ability to obtain financing on satisfactory terms and at the amounts needed.

Seasonality Impact

The seasonality pattern in the pulp market has historically been related to the cycle of paper production. World production of paper usually increases at the end of the summer holidays in the northern hemisphere, as well as during the Christmas holidays and New Year. However, having in mind some specific factors, including closing and opening of new plants for the production of paper, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonal trend observed in the past may change in the future. Item 7.3(d) presents more details of issues related to seasonality.

10.3 - Events with significant effects, occurring and expected to occur in the financial statements

a. Introduction or disposal of operational segment

During the financial years of 2014, 2013 and 2012, the Company did not introduce or dispose of any operational segments.

b. Constitution, acquisition or disposal of equity interest

(i) Ensyn Corporation

On October 2, 2012, the Company disclosed a material fact on the execution of a strategic partnership with Ensyn Corporation (“Ensyn”), a privatly-held company incorporated in the state of Delaware, United States of America. The transaction involved the purchase of equity interest in Ensyn for US$20 million, as well as the establishment of a joint venture with equal shareholding, to be incorporated in Delaware for future investment in production of liquid and chemicals fuels from biomass in Brazil. This joint venture has not been incorporated yet.

The US$20 million investment made in Ensyn conferred to the Company an equity interest of approximately 6% in the joint-venture, as well as a seat in Ensyn Shareholders’ Board. The Company also has the option to carry out an additional contribution of US$10 million in Ensyn’s capital, and, thus, it may increase its equity interest to approximately 9%.

In 2014, the Company and Ensyn amended the contract for the acquisition of equity interest in the company to include the purchase of a 3% additional equity interest in Ensyn’s capital for US$10 million (or R$25,967). After this acquisition, the Company’s equity interest in Ensyn’s capital rose to approximately 9%, with the option to invest an additional amount of US$15 million in the future.

(ii) Weyerhaeuser Brasil Participações

On July 31, 2014, the Company purchased 100% of the capital of Weyerhaeuser Brasil Participações Ltda. for R$6,716. This company holds an interest of 66,67% in our affiliate Bahia Produtos de Madeira S.A. and, from that date on, the Company has become a direct and indirect holder of 100% of the capital stock of Bahia Produtos de Madeira S.A. On the same date, the Company registered a provision for losses of 100% of the investment made in these subsidiaries.

c. Uncommon Events or Operations

Losango Project

On June 30, 2011, the Company announced its intention to dispose of Losango Project’s assets, which comprise approximately 100 thousand hectares of own land and approximately 39 thousand hectares of eucalyptus plantations in own land and land leased from third parties in the State of Rio Grande do Sul.

The purchase and sale agreement regarding the Project’s assets was signed on September 10, 2012 for the maximum price of R$615 million. On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) entered into a purchase and sale agreement worth R$615 million. The first installment of R$470 million was paid in advance upon execution of the agreement, while the second installment, in the amount of R$140 million was deposited in an escrow account and will be released after the granting of other official approvals and other pending conditions. In November 2014, CMPC paid in advance a new installment of R$7 million. The final installment of R$5 million will be settled upon the transfer of existing land lease agreements recorded in assets accounts and after the relevant official approvals. The agreement establishes a term of 48 months for the obtainment of supplementary regulatory approvals, which may be extended for another 48 months, as decided by CMPC. If approvals are not obtained, the amount of R$477 million, plus interest rates, will be returned to CMPC, which will redeem the escrow deposit. The Company recorded the advance payment regarding the fist installment in “Liabilities for assets held for sale.”

Since the execution of the purchase and sale agreement with CMPC, the Company has been working to obtain the approvals required and fulfill all pending conditions, such as the preparation of the documents to be presented to the relevant government authorities. The measures carried out in 2014 for obtaining these approvals point to a favorable decision.

The Company concluded that such assets should remain recorded as “assets held for sale”. However, the completion of the sale is not under the exclusive management of the Company, and depends on various government approvals that are taking longer than expected. As a result, the total amount for 2014 was reclassified as non-current assets.

The financial value of net assets was compared to their fair value less the expenses arising from the sale, and no impairment was recorded. These assets generated no income in 2014.

As of December 31, 2014, 2013 and 2012, the project’s assets can be summarized as follows:

	2014	2013	2012
Noncurrent	284,217	284,217	284,217
Biological assets	305,632	305,632	305,632
Permanent assets — mostly land	8,408
Other assets

Total assets	598,257	589,849	589,849

Project Losango does not have operations.

Forestry assets and land located in the South of Bahia

In March 8, 2012, in line with efforts to adjust the Company’s leverage, Management accepted the binding offering from the Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., regarding the sale of some forestry assets and land located in the South of the State of Bahia. These assets total 16,152 thousand hectares of effective eucalyptus plantations intended for saw-mills and pulp, with average annual production of 660 thousand m3 of lumber.

On June 29, 2012, the Company signed the agreement on the disposal of said assets, in the amount of R$200 million, which was received upon the signing of the agreement. On December 7, 2012, the parties signed the instrument of acknowledgement of conclusion of inspection activities in the land and related forestry assets.

This transaction resulted in a capital gain for the Company in the amount of R$19,551 after taxes in the year 2012, as shown in Note 36(b) to the 2013 financial statements.

Capital gain

Below are the capital gains for the year ended December 31, 2012, arising from the disposal of these assets:

2012
Assets in South of Bahia

Sale Value	210,000
(-) Cost of net assets written-off
Fixed and biological assets	(139,399)
Goodwill
Surplus value - CPC 15 and CPC 29	(29,319)
Inventory
Other assets and liabilities
Other expenses	(11,660)

(=) Gross capital gain	29,622

(-) Income tax and social contribution expenses	(10,071)

(=) Net capital gain	19,551

a.                                      Gains are recorded in “Other operational revenues (expenses), net”.

Remaining obligations of the units sold

Due to the disposal of forestry assets and land located in southern Bahia, the Company assumed certain commitments for compensation for losses and/or contingencies, if they occur, as provided in their sale contracts, which also determine the limits, terms and procedures applicable.

Asset Light Project

On November 15, 2013, the Company and Fibria-MS Celulose Sul Matogrossense Ltda. entered into a Share Purchase Agreement and Other Covenants with Parkia Participações S.A., for the disposal, by the Company and Fibria-MS, of approximately 210,000 hectares of land located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo for the amount of R$1,650,000,000.00.

This transaction was completed on December 30, 2013, when the Company, Fibria-MS and Parkia entered into the First Amendment to the Share Purchase Agreement and Other Covenants, whereby the total area transacted was adjusted to a gross area of 205,722 hectares, for a potential total amount of R$1,650,098,704.00, from which the Company received R$500,000,000 upon the signing of the agreement. The amount of 902,583,898.40 was received in the first quarter of 2014, upon the fulfillment of certain obligations and legal registrations by the Company.

The Company may also receive the additional amount of R$247,514,805.60 in three installments of up 1/3 of this amount, totaling a potential amount of R$1,650,098,704.00 that depends on the appreciation of the land over 21 years. If due, this amount will be settled in three installments, on the 7th, 14th and 21st years of the Share Purchase Agreement and Other Covenants. The amount receivable depends on the appreciation of the land in each year of anniversary, which will be measured according to the assumptions provided for in the agreement, and adjusted by the variation of the IGP-M until the date of each payment.

On December 30, 2013, the Company and Parkia’s subsidiaries (“Counterparty”) entered into two partnership agreements on forestry and standing timber, both maturing in up to 24 years (or up to four rotation cycles of approximately 7 years). During this period the Company will continue to operate the forests located on the areas sold. These agreements do not provide for any renewals or term extensions of term.

In exchange for the Company’s right to use the land for its forestry activities, the forestry partnership agreement confers to the counterparty, which is now the owner of the land, rights on 40% of the wood volume (in m3) produced by the Company in these areas during each rotation cycle, limited to the cap provided for in the agreement.

Based on the standing timber supply agreement, the Company will purchase the 40% volume of wood to which the counterparty is entitled, according to each forestry partnership agreement, for the price defined in the agreement for the m3 of wood. The price per m3 is denominated in US dollars (which is the counterparty’s functional currency) and will be adjusted according to the United States Consumer Price Index - US-CPI. Payments are due on a quarterly basis. At the end of each rotation cycle, the difference between total payments made on a quarterly basis by the Company and the equivalent to 40% of the wood volume produced during the cycle will be settled between the parties only in the event that the quarterly payments made by the Company during the cycle have surpassed the equivalent to 40% of the wood volume produced at the end of the rotation cycle. In this case, the Company will be reimbursed for the excess amount paid.

The Share Purchase Agreement and Other Covenants grants to Parkia the right to harvest, from the forestry partnership and standing timber supply agreements, up to 30% of the agreement’s total area, as long as the pre-defined schedule is complied with. In case the counterparty decides to sell the areas that are not subject to harvesting and that should remain until the termination of the agreement, the Company is entitled to preemptive rights on the purchase, as provided for in the agreements, and/or outbid the offer made by a competitor.

In case of sale to a third party of any portion of the areas not included in the 30% area mentioned above, the new landowner will be entitled to all rights and obligations provided for in the agreement entered into with the Company until the termination of the forestry partnership.

The Share Purchase Agreement and Other Covenants does not include provisions that may grant to the Company an option to repurchase this land during or after termination of the agreement.

Accounting classification of the transaction

The set of agreements on the sale and purchase of land, forestry partnership and supply of standing timber results in the Company’s payment obligation to the counterparty, on a quarterly basis, for the use of land, which will be measured considering pre-cut inventories, limited to the cap established for the transaction. Annual disbursements estimated by the Company regarding the transaction amount to approximately US$46 million (in 2014, the amount paid by the Company was US$34,519, and the first installment was paid in April 2014). The Company is able and entitled to operate the land during the term of the partnership agreement and it will, at the same time, obtain 100% of forestry production arising from the land, according to its equity interest percentage in the partnership (60%) and through the purchase of standing timber from the counterparty (40%).

Therefore, for accounting purposes, and according to ICPC 03 — Supplementary Aspects of Leasing Operations, the agreements should be considered within the scope of Technical Pronouncement CPC — 06 (R1) — Leasing Operations. In other words, the Company records the transaction as an operational sale leaseback with exclusively contingent payments.

According to CPC 38 - Financial Instruments: Recognition and Measurement, the Company records separately, and at fair value, the embedded derivative that corresponds to the adjustment of the payment price due to the variation in US-CPI, given that is considerse that this price adjustment index does not relate to the inflation registered in the economic environments where the areas are located. The fair value of the embedded derivative as of December 31, 2014, was R$120,988. Taking into account that the agreements on forestry partnership and supply of standing timber were entered into on December 30, 2013, the fair value of the embedded derivative on that date was approximately zero, and, therefore, was not recognized.

The Company did not separately recognize the fair value of the embedded derivative corresponding to the price of the standing timber supply agreement denominated in US dollars because this is the functional currency of the counterparty. Consequently, the fair value is closely related to the master agreement.

Capital gains on the transaction

The transaction resulted in capital gains for the Company that were recognized in the statements at the moment of the sale, as described below:

R$ thousands

Amount of the sale (less the contingent amount)	1,402,54
(-) Cost of net assets written-off
Fixed assets — Land and improvements - Consolidated	(596,528)
(-) Other expenses	(7,016)

(=) Capital gain before income and social contribution taxes	799,040

(-) Income and social contribution tax expenses	(271,674)

(=) Capital gain net of income and social contribution taxes	527,366

10.4 - Significant changes in accounting practices - Qualifications and emphases in the auditor’s opinion

The following are comments from the Company’s Officers corresponding to the analysis of significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by financial year and, where applicable, the impact on the financial and equity position is presented in tabular form, in its respective financial year. In this section 10.4(a), the Officers commented what were the changes in the financial years and qualified the subject matter of these changes. Section 10.4 (b) shows the analysis of the officers on the relevant impacts of these changes and the effects on the financial position of the Company.

a. Significant changes in accounting practices

During the financial years of 2014, 2013 and 2012 the Company made no spontaneous change in accounting practices for the preparation of its financial statements.

Below is a detailed description of changes in accounting practices and their impacts and nature, segregated by exercise.

Changes for the financial year 2014

In 2014 there were no significant amendment to accounting practices. The amendments to existing standards have been published and will be mandatory for subsequent accounting periods beginning January 1, 2015. There was no advance adoption of these standards by Fibria.

(2)         IFRS 9 - “Financial Instruments”, issued in November 2009 and October 2010. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the measurement model and establishes two principal measurement categories for financial assets: amortized cost and fair value. This must be determined at the time when the financial instrument is contracted. The classification base depends on the entity’s business model and the contractual characteristics of the cash flow from the financial assets. In the case of financial liabilities, the standard retains the majority of the IAS 39 requirements. The major change refers to cases where the fair value arrived at for financial liabilities has to be segregated so that the part pertaining to the fair value involving the entity’s own credit risk is recognized in “Other comprehensive income” and not in the income for the period. The guidance provided in IAS 39 on the impairment of financial assets and hedge accounting transactions continue to apply. The full version of IFRS 9 was published in July 2014, effective until January 1, 2018. Management is assessing the impacts of adopting it.

(3)         IFRS 15 — Revenue from Contracts with Customers — This new standard embodies the principles that an entity will apply in order to determine how revenue is to be measured and when it should be recognized. This standard will take effect in 2017 and replaces IAS 11 — Construction Contracts, IAS 18 — Revenue and the corresponding interpretations. Management is assessing the impacts of adopting it.

(4)         IAS 41 — Agriculture (equivalent to CPC 29 — Biological Assets and Farm Produce) — This standard currently requires farming-related biological assets to be recognized at fair value less cost of sale. On revising the standard the IASB decided that the so-called bearer plants must be booked as a fixed asset (IAS 16/CPC 27), in other words, at cost less depreciation or impairment. Bearer plants are defined as those used to bear fruit for many years, but the plant itself, once mature, experiences no material transformation. Its sole future economic benefit derives from the farm produce it generates. For example, we have apple trees, orange trees and vineyards. In the case of plants whose roots remain in the ground for a second harvest or felling, after which the roots themselves is not sold, then the roots fit the definition of bearer plant, which applies to forests whose management provides for more than one felling. This revision will take effect beginning January 1, 2016. Management is assessing the impacts of adopting it.

The following new interpretation of the standard was issued by the IASB with effect from January 1, 2014:

•                  IFRIC 21 — “Levies” deals with the booking of levies imposed by the Government, involving an interpretation of IAS 37 — Provisions, contingent liabilities and contingent assets. The interpretation typifies levies and the events that give rise to the liability for payment, clarifying exactly when they must be recognized. The Company is currently not subject to significant levies, and for that reason the impact is not relevant.

Changes for the financial year 2013

The following new standards, amendments and interpretations of standards were issued by the IASB and the CPC to take effect as of January 1, 2013:

•                  IAS 1 / CPC 26 (R1) — Presentation of Financial Statements

•                  IAS 19 (R) / CPC 33 (R1) - Employee Benefits

•                  IAS 28 (R) / CPC 18 (R2) — Investments in Associates and Joint Ventures

•                  IFRS 7 / CPC 40 (R1) — Financial Instruments: Disclosure

•                  IFRS 10 / CPC 36 (R3) — Consolidated Financial Statements

•                  IFRS 11 / CPC 19 (R2) — Joint Arrangements

•                  IFRS 12 / CPC 45 — Disclosure of Interests in Other Entities

•                  IFRS 13 / CPC 46 — Fair Value Measurement

The following new standards, amendments and interpretations of standards issued by the IASB and the CPC apply to the Company:

IAS 1/CPC 26 (R1) — Presentation of Financial Statements, including the principal amendments regarding the presentation of the “Statement of Comprehensive Income”.

The principal amendment is that components of other comprehensive income are divided into two groups: to be charged against income or to remain in equity. The amended standard applies as of January 1, 2013 and its adoption is only expected to affect the presentation of the “Statement of Comprehensive Income.”

IFRS 7 /CPC 40 (R1) — Financial Instruments: Disclosure

The amendment to the standard includes new requirements for disclosing asset and liability set-off. The amendment to the standard came into effect as of January 1, 2013 and has produced no material impact on Fibria’s financial statements.

IFRS 10 / CPC 36 (R3) — Consolidated Financial Statements

This standard is based on existing principles regarding the identification of the concept of control as a determining factor as to when an entity must be consolidated into the financial statements. The standard provides additional guidance to assist in determining control when doubts exist in the assessment. The standard came into effect as of January 1, 2013 and has produced no material impact on Fibria’s financial statements.

IFRS 11 / CPC 19 (R2) — Joint Arrangements

The principal alteration introduced by these standards is that they do not permit proportionate consolidation of entities in which control of net assets is shared under an agreement between two or more parties and is classified as a joint venture.

IFRS 11 defines two types of arrangements:

•                      joint operations - when the parties jointly control assets and liabilities, whether or not these assets are in a separate entity (separate vehicle), in accordance with the contractual provisions and the essence of the operation. Under these arrangements, assets, liabilities, revenues and expenses are recognized in the entity participating in a joint operator arrangement in proportion to its rights and obligations.

•                     Joint ventures - when the parties jointly control the net assets under an agreement structured through a separate entity and earnings from these assets are shared between them. In these arrangements, the entity’s share must be recognized by the equity equivalence method and shown under the “Investments” heading.

The proportional consolidation method is no longer permitted for cases of joint control. The standard is applicable as of January 1, 2013.

As of January 1, 2013 the companies Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO — Votorantime Overseas Trading Operations IV Limited (“VOTO IV”) began to be considered as joint operations in accordance with the concept introduced by IFRS 11 and CPC 19 (R2) — Joint Arrangements. This amendment to the classification of the investments introduced by IFRS 11 and CPC 19(R2) had no impact on the Company’s consolidated balances when compared to the proportional consolidation methodology permitted by the standard up until December 31, 2012, since assets and liabilities and revenues and expenses are recognized based on their share of the joint operation.

These joint ventures are businesses in which the Company shares control, established by agreement, of their economic activities and which exists only when strategic, financial and operational decisions concerning the activity require the unanimous consent of the parties sharing control.

•             IFRS 12 / CPC 45 - Disclosure of Interests in Other Entities with an impact for the purposes of disclosure in the financial statements.

This deals with disclosure requirements for all forms of interests in other entities, including joint arrangements, associations, interests for specific purposes and other non-recognized interests. The standard came into effect as of January 1, 2013. Management believes that this standard did not materially impact the consolidated financial statements.

“IFRS 13 / CPC 46 - Fair Value Measurement”. The purpose of the standard is to improve consistency and reduce complexity in disclosures required by IFRS. The requirements do not extend the use of fair value accounting, but advises on how it should be applied when its use is required or permitted by another standard. The standard came into effect as of January 1, 2013, and there is an exemption to the application of new disclosure requirements for comparative periods. There was no material impact on Fibria’s financial statements.

IAS 19(R) / CPC 33 (R1) — Employee Benefits

The Company’s accounting practice, up until December 31, 2012, was to book actuarial gains and losses using the “corridor” method in which actuarial gains and losses were recognized in the income statement to the extent that they exceeded the “corridor” amount, and were amortized over the estimated remaining average life of the population receiving the benefits, insofar as these actuarial gains and losses do not exceed the “corridor” amount; therefore, the actuarial gains and losses measured during a period were not immediately recognized. As a result of this method, the amount recognized under liabilities differed from the estimated present value of the obligations for actuarial gains and losses not yet recognized.

The major impact from adopting the new standard in the financial statements of December 31, 2013, retroactive to the Company’s financial statements for the year ended December 31, 2012 and the opening balance on January 1, 2012 was the recognition of actuarial gains and losses that were not recognized against “Other Comprehensive Income”, since the “corridor” method was extinguished for recognizing actuarial results.

Below is the reconciliation of the new equity balances of the actuarial obligations for the year ended December 31, 2012 and the opening balance on January 1, 2012 affected by the amendment to the standard:

	December 31, 2012	January 1, 2012
Balance of actuarial liabilities in accordance with the previous accounting practice	60,362	55,715
Effect of adopting CPC 33(R10	33,572	10,587

Balance of actuarial obligations after changing the accounting practice(*)	93,934	66,302

(*) The balance of actuarial obligations is shown in the item “Other accounts payable” under current liabilities in the financial statements for the year ended December 31, 2013.

On account of the adjustment described above, arising from having adopted CPC 33(R1), the balances of the items “Deferred taxes” under current assets, “Other accounts payable” under non-current liabilities and “Adjustment of equity valuation” under net equity on December 31, 2012 and January 1, 2012 for the periods compared to the balance on December 31, 2013 were adjusted as follows:

						Parent
						Company
		December				January
		31,				1, 2012
	Original	2012	Restated	Original		Restated
	balance	Adjustment	balance	balance	Adjustment	balance
Non-current assets Deferred taxes	798,492	11,414	809,906	750,154	3,600	753,754
Non-current liabilities Other accounts payable	92,356	33,572	125,928	87,801	10,587	98,388
Net Adjustment to equity valuation	1,618,824	(22,158)	1,596,666	1,618,824	(6,987)	1,611,837

Changes for the financial year 2012

For the financial year ended on December 31, 2012, there were no significant changes in accounting practices adopted for the financial year ended on 2011 and that were applicable to the financial year of 2012. However, the rules and amendments to existing standards below have been published and are mandatory for accounting periods subsequent to 2012. There was no early adoption of these standards and rules changes by Fibria:

•                  IAS 1 — ‘Presentation of Financial Statements” (as detailed in the amendments for the year 2013 above)

•                  IAS 19 — “Employee Benefits”, amended in June 2011. This amendment was included in the text of CPC 33 (R1) — “Employee Benefits” (as detailed in the amendments for the year 2013 above)

•                  IAS 28 — “Investments in Associates and Joint Ventures”, IFRS 11 — “Joint Arrangements” and IFRS 12 — “Disclosure of Interests in Other Entities”, all issued in May 2011 (as detailed in the amendments for the year 2013 above)

•                  IFRS 12 — “Disclosure of Interests in Other Entities”, considered a new pronouncement, CPC 45 — “Disclosure of Interests in Other Entities” (as detailed in the amendments for the year 2013 above)

•                  IFRS 9 — “Financial Instruments”, issued in November 2009 (as detailed in the amendments for the year 2014 above)

•                  IFRS 10 — “Consolidated Financial Statements” included in the amendment to the text of CPC 36 (R3) — “Consolidated Statements”, issued in May 2011 (as detailed in the amendments for the year 2013 above)

•                  IFRS 13 — “Fair Value Measurement”, issued in May 2011 and disclosed in a new pronouncement, CPC 46 — “Fair Value Measurement” (as detailed in the amendments for the year 2013 above)

b. Significant effects of changes in accounting practices

As described in section 10.4.a. above, the only changes in accounting practices were those related to the year 2013, on account of the issue of revised IFRS/CPCs and the retroactive application of the effects of their adoption to the comparative balances of December 31, 2012 and January 1, 2012.

c. Qualifications and emphases in the auditor’s opinion

The opinion of the independent auditors for the year ended December 31, 2014 contains no qualifications or emphases.

For the years ended December 31, 2013 and 2012 there was a qualification on account of the differences encountered between certain normative aspects of accounting adopted in Brazil and international accounting (IFRS); however, beginning in 2014 the accounting practices adopted in Brazil and applicable to individual financial statements in no way differ from the IFRS applicable to separate financial statements; since it was thereafter permitted to apply the equity method in subsidiaries in the separate statements, these also comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Below the Officers comment of the emphasis paragraphs included in the audit reports for the financial years ended on December 31, 2013 and 2012.

These paragraphs included by the Company’s independent auditors, as mentioned above, are related to differences in certain regulatory aspects of accounting adopted in Brazil and international accounting (IFRS), and therefore do not refer exclusively to the procedures adopted by the Company or any breaches of the rules.

As mentioned in the explanatory note no. 2.2.2 to the financial statements for the financial years ended on December 31, 2013 and 2012, individual financial statements of the parent company were prepared in accordance with international accounting standards, except only for the evaluation of investments in subsidiaries, and associated companies by the equity method. As required by IFRS, these investments should be valued at cost or fair value.

This matter was the subject of focus by the Company’s independent auditors for the financial years of 2013 and 2012, whose opinions are in conjunction with the Company’s financial statements and are dated as of January 29, 2014 and January 30, 2013; respectively. Thus, the Company’s Officers believe that there was no regulatory noncompliance in preparing its financial statements since that difference in accounting is from the respective Brazilian accounting standards and international accounting standards, and is widely recognized in the rulings announced by the entities responsible by their emission.

10.5 - Critical accounting policies

The Company’s Officers believe that the critical accounting principles are important to describe the financial condition and results of operations and require difficult judgments to be made, subjective or complex, often because of the need to make estimates about the effect of matters for which uncertainty is inherent. As you increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, the judgments become more subjective and complex. In order to understand how the Board evaluates future events, including the variables and assumptions inherent in the estimates, and the sensitivity of those judgments in relation to varying circumstances, we have identified the critical accounting principles.

The critical accounting principles are continually evaluated and are based on historical experience and other factors, including expectations of future events, considered reasonable in the circumstances. Full details of the accounting practices adopted by the Company were made in explanatory note no. 2 to the financial statements of the financial year of 2014.

The accounting estimates will seldom be equal to their actual results. The estimates and assumptions that present a significant risk, with probability of causing a relevant adjustment to the accounting value of assets and liabilities for the next financial year, are addressed below.

The Company’s Officers believe that the critical accounting estimates and assumptions are related to business combinations, estimated goodwill impairment, income taxes, employee benefits, fair values of derivative instruments and other financial instruments, biological assets, revenue recognition, and impairment of accounts receivable, revision of useful life and recovery of property, plant and equipment, and assets and liabilities and legal obligations, since these accounting estimates involve highly complex and subjective judgments. The items (a) to (h) below detail the reasons that make these accounting practices to be critical in the evaluation of the Company’s Officers.

(a)         Combination of business and estimated impairment of goodwill

In a business combination, the assets acquired and liabilities assumed shall be measured at fair value at the acquisition date and the participation of minority shareholders can be measured at fair value. The assessment of these assets and liabilities at the date of the acquisition requires the use of judgment on the recovery of assets, including estimation of future cash flows, market values, credit quality, among others, and which can differ significantly from their actual results.

Every year or shorter period if there is any change in circumstances which would result in reducing the recoverable amount of the cash generating units for which there is goodwill recorded, the Company conducts tests for possible impairment on goodwill, according to the accounting policy presented in Note 2.16 of the financial statements for year 2014. The recoverable amounts of UGCs (Cash Generating Units) are determined based on the value in use calculations, made based on estimates. See note 37 to the financial statements for the year 2014.

(b)         Taxes on income

The deferred tax assets and liabilities are based primarily on temporary differences between accounting values in the financial statements and tax base. If the Company and its subsidiaries are to operate at a loss or are not able to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it would require a reversal of a significant portion of the Company’s deferred tax assets, which could result in an increase in the effective tax rate.

The Company shows a track record of taxable income that has consistently absorbed deferred assets. Management believes, based on the forward-looking statements approved at Corporate Governance level, that deferred credits will continue to be realized in years to come.

As described in Note 15(e) of the financial statements for the financial year 2014, the Company decided in November 2011 to transfer certain commercial transactions between foreign subsidiaries which resulted in uncertainty regarding the ability to use all the tax credits recorded by the subsidiary affected, whereby these tax credits can no longer be considered likely to perform. The use of credit will depend on the level of future taxable income, which resulted in record of impairment in the amount of R$263,297 in 2014.

(c)          Employee Benefits

The current value of obligations for the medical care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. Among the assumptions used in determining the net cost (revenue) for the balances of actuarial liabilities, there is the discount rate. The Company considers as an appropriate discount rate for the benefits the rate calculated using the returns offered by the government, and they are denominated in the currency in which they will be paid, while their maturity periods are close to those of the respective obligations of the healthcare plan.

The provision for share-based compensation referring to the Phantom Stock Option (PSO) is recorded at fair value of the option, which is calculated by the Company based on the Binomial-Trinomial Tree model.

The fair value of each option issued with regard to the Stock Options Plan is estimated on the date it is granted, based on the Black & Scholes options pricing model.

Any changes in assumptions used to calculate these obligations affect the accounting value at the balance sheet date.

(d)                                 Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment to choose a variety of methods and define assumptions which are mainly based on market conditions existing at the balance sheet date. The Company also uses its judgment to define the settings and values in the sensitivity analysis, shown in Note 5 to the financial statements for year 2014.

Any changes in the assumptions used for the calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. The sensitivity analysis of the Company’s derivatives and other financial instruments as of December 31, 2014 is shown in Note 5 to the 2014 financial statements.

(e)                                  Biological assets

The calculation of fair value of biological assets takes into account various assumptions with a high degree of judgment, such as estimated price, quantity of wood and cubic average annual increment for each region. Any changes in those assumptions used might imply a change in the outcome of the discounted cash flow and hence the appreciation or depreciation of these assets.

We give below the principal assumptions used by Management in calculating the fair value of the biological assets and the correlation between the changes in these assumptions and in the fair value of the biological assets:

Assumptions used	Impact on the fair value of the biological assets
Actual planted area (hectares)	The higher the assumption, the greater the fair value
Average annual increase (AAI) — m3/hectare	The higher the assumption, the greater the fair value
Average net selling price — m3	The higher the assumption, the greater the fair value
Remuneration of own assets that contribute - %	The higher the assumption, the lower the fair value
Discount rate - %	The higher the assumption, the lower the fair value

(f)                                   Acknowledgement of revenue and reduction in the value of receivables

The Company recognizes revenue and costs associated with sales at the time products are delivered to customers or when the risks and rewards are transferred. Revenue is recorded at the net sales value (after tax deductions, discounts and returns).

The provision for reduction of the receivables value of these credits is provided in an amount sufficient to cover probable losses in its realization. The accounting policy to establish the provision requires the analysis of individual invoices of delinquent customers in relation to recovery measures adopted by the department responsible and, according to the stage of recovery, it is an estimated an amount of the provision to be made, which may represent a percentage of the title according to its historical or full.

(g)                                 Review of service life and recovery of property, plant and equipment

The recoverability of assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or asset group may not be recoverable based on future cash flows. If the accounting value of these assets exceeds their recoverable amount, the net value is adjusted and its service life is readjusted to new heights. In the financial years ended on December 31, 2014, 2013 and 2012, the Company made tests for impairment, as detailed in explanatory note 37 to the financial statements for 2014 and 2013 and Note no. 36 to the financial statements for the year 2012.

(h)                                 Contingent assets and liabilities and legal obligations

The Company is involved in labor, civil and tax legal proceedings in many instances. Provisions for contingencies, set up to face potential losses from the ongoing proceedings, are established and updated based on the Management’s assessment, based on the opinion of its legal counsel and require a high degree of judgment on the matters involved. The Company assesses a substantial portion of the proceedings to which it is an individual party.

10.6 - Internal controls relating to the preparation of financial statements - Efficiency and deficiency level and recommendations in the auditor’s report

a) Efficiency and deficiency level and recommendations in the auditor’s report

The Company’s Officers believe that the procedures and structures listed below, along with the system of preparation of financial statements, are sufficient to ensure data accuracy and reliability of the preparation of financial statements, and there were not detected shortcomings in internal controls relevant to the Company.

(i) The Company has in its structure a General Risk and Compliance Governance Management, an area independent with administrative bond and functional relationship with the Company President (CEO), and reporting processes to the Audit and Statutory Committee (ASC), an advisory body to the Company’s Board of Directors. The area includes the activities of Risk Management, Corporate Governance, Internal Controls, Compliance Internal Audit and the Company Ombudsman.

(ii) The Internal Audit team is responsible for periodic evaluation of financial, operational, management and information technology processes, including compliance with policies, standards and procedures and performance and effectiveness of internal controls to prevent or detect possibility of errors, fraud and/or losses in business.

(ii) The Internal Controls Team continually reassesses the process flows and key systems and ensures the organization of the periodic compliance tests, to assess the effectiveness of existing controls and continuous Certification Practice - Risk Assessment implemented internally, ensuring:

•                  Calculation of materiality, with selection of ledger accounts and localities;

•                  Documentation of internal controls in Entity Level;

•                  Review and validation of key controls;

•                  Implementation of improvement opportunities;

•                  Driving the CSA (Control-Self-Assessment).

The Company complies with the standards of corporate governance in New Market and the American law Sarbanes-Oxley. Additionally, in view of its fast growth and shape of development of its projects, the Company implemented in

2011 a module of Process Control of GRC SAP, in order to enhance the risk management of process and compliance, improving and enhancing their internal controls environment.

b. Deficiencies and recommendations on internal controls in the auditor’s report

Internal control in the context of audit standards is defined as the process designed, implemented and maintained by those responsible for governance, management and other employees of the Company with regard to the reliability of financial reporting, effectiveness and efficiency of operations and compliance with laws and regulations applicable. Internal control deficiency exists when (i) the control is planned, implemented and operated so that it cannot prevent, or timely detect and correct, misstatements in the financial statements, or (ii) there is lack of a control required to prevent, or timely detect and correct, distortions in the financial statements.

In accordance with the independent auditor’s opinion, the examinations of audit of financial statement was conducted in accordance with the Brazilian and international auditing standards.

An audit involves performing procedures selected to obtain evidence about the amounts and disclosures in the financial statements and not to express an opinion on the internal control. The procedures selected depend on the auditor’s judgment, including assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In these risk evaluations, the auditor considers the relevant internal controls to the preparation and fair presentation of financial statements to plan the audit procedures that are appropriate in the circumstances, but not to express an opinion on the effectiveness of internal controls of the Company.

The audit report for the business year ended on December 31, 2014 did not detect any discrepancies involving the Company’s internal controls, therefore no recommendation was addressed.

10.7 - Allocation of resources for public underwriting and any deviations

a.              How resources from the offering were used

The Company made no public offering of securities during the years ended December 31, 2014 and 2013.

On April 30, 2012, Fibria completed its primary public offering of common shares issued by the Company. The gross amount obtained from the offering was R$1,361 million. The public offering of shares is another phase of the process for strengthening the Company’s capital structure, reinforcing its goal to seek the leverage levels required by its Indebtedness and Liquidity Management Policy.

The Company channeled the net proceeds of the public share offering to strengthening its cash and to fully or partially repaying the balance of financial debt, which were chosen in line with the Company’s strategy.

b. If there were significant deviations between the effective use of proceeds and the proposed application disclosed in the prospectuses of their distribution

The Company disclosed in the Prospectus that it would allocate the net proceeds from the public offering of shares for cash strengthening and full or partial repayment of the balance of its financial debts, which would be selected as per the Company’s strategy.

As provided for in the Prospectus, in 2012 the net proceeds from the public share offering were primarily invested to reduce the Company’s leverage, and no deviations were observed.

c. If there have been deviations, the reasons for such deviations

No deviations were observed in funds from the public share offering carried out in 2012.

10.8 - Items relevant and not stated in the financial statements

a. Assets and liabilities held by the company, directly or indirectly, that do not appear on its balance sheet

The Company participates in certain agreements related to operating leases, and contracts with take or pay clauses, which are disclosed in the annual financial statements for 2014 in the explanatory notes no. 21(b) and no. 26.

Current operational leasing agreements involve the lease of land for planting wood, with duration periods of up to 21 years, as well as coastal shipping services and ocean shipping agreements in Brazil and overseas, with duration periods of 20 and 25 years, respectively. The agreements containing take-or-pay clauses are entered into with suppliers of energy, transport, diesel oil, chemical products and natural gas for an average period of approximately 10 years.

b. Other items not stated in the financial statements

Not applicable, since the Company has no other items not reflected in the financial statements beyond those specified in section 10.8.a. above.

10.9 Comments on other items not stated in the financial statements

a. How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the financial statements of the company

In relation to the items shown in section 10.8 of this Reference Form related to operating leases and take-or-pay agreements, the following table shows the values that may impact the Company’s results and assets in the coming years:

	Disbursements provided by period
	Up to 1 year	Between 1 and 3 years	3 to 5 years	More than 5 years	Total
	(in thousands of Reais)

Operational Leasing	247,856	492,369	723,525	2,222,826	3,686,576
Take or Pay Contracts	395,189	425,056	389,384	770,284	1,979,193
Total	643,045	917,425	1,112,909	2,993,110	5,666,489

b. Nature and purpose of the operation

c. Nature and amount of the obligations and rights created in favor of the company as a result of the operation

Operating lease

The Company leases timber plantation areas based on operating leases from third parties as a source of raw materials for products. Leases are generally made for a period of up to 21 years. Lease payments, equivalent to the market value of timber harvested on the property, are made as provided for in the agreement. The Company guarantees a minimum payment to the lessor for the harvest. The agreements can be renewed at market value.

The Company is also a party to a long-term contract to provide maritime transport services, with the term is 20 years and which has for object the operation of maritime cabotage, through the use of tugs and sea barges to transport raw material (wood) from Terminal Caravelas (BA) to Portocel (ES).

Additionally, the Company is a party to a long-term agreement entered into with Pan Ocean Co. Ltd. (formerly “STX Pan Ocean”) for provision of maritime freights for a period of 25 years regarding the transportation of pulp from Brazil to various countries in Europe, North America and Asia.

Given the financial difficulties that Pan Ocean faced in 2013, the parties involved (Fibria, banks and Pan Ocean) reached an agreement in September 2014 to close out 3 long-term contracts and, as a result, the obligation to deliver the remaining ships was extinguished.

Take-or-Pay Contracts

The Company has entered into long term Take or Pay agreements with suppliers of power, transportation, diesel fuel, chemicals and natural gas by an average of approximately 10 years. The agreements provide for termination and suspension clauses of supply for reasons of breach of fundamental obligations. The contractual obligations on December 31, 2014 represent R$202,361 per annum (R$228,057 in 2013 and R$258,694 in 2012).

10.10 The officers must indicate and comment on the principal components of the issuer’s business plan, specifically exploring the following topics:

a. Investments, including:

I. Quantitative and qualitative description of the investments in progress and planned investment

Capex realized in 2014 amounted to R$1.591 million, up by 5% against the initial forecast of R$1.520 million on account of several external factors that has a greater-than-expected impact, such as the increase in third-party timber, inflation, the exchange rate and Company initiatives not contemplated at the start of the year: the purchase of trucks to reduce timber transportation costs, the Três Lagoas II feasibility study and higher expenditures on research and development.

In 2014, the Company’s capital investments were allocated as follows:

Investment (R$million)

Industrial Expansion	38
Forest Expansion	74
Subtotal Expansion	112
Safety / Environment	18
Forestry Renovation	1,102
Maintenance / IT / R&D / modernization	252
Subtotal Maintenance	1,372
50% Veracel	107
Total Capex	1,591

For 2015 the Company’s Management has budgeted capital investments amounting to R$1,720 million.

Investments (R$ millions)

Industrial expansion	13
Forestry Expansion	36
Expansion Subtotal	48
Safety/Environment	29
Maintenance/Forest Renovation	1,211
Maintenance/IT/R&D/Modernization	309
Maintenance Subtotal	1,548
50% Veracel	124
Total Capex	1,720

II. Sources of financing investments

The investments planned for 2015 will be financed by equity of the Company or financing provided by BNDES, or other form of funding according to the market scenario and convenience to the Company. For long term investments, the company primarily uses funding sources such as BNDES, export prepayment and international issues.

III. Relevant ongoing divestitures and planned divestitures

Disposal of Forestry Assets and land in the State of Rio Grande do Sul

On September 10, 2012 the Company received and accepted from CMPC Celulose Riograndense S.A. (“CMPC”) a binding offer for forestry assets and land located in the State of Rio Grande do Sul (“Losango”) totaling approximately 100,000 hectares of own land and about 39,000 hectares of eucalyptus trees planted on those own lands and areas leased from third parties for a total amount of R$615 million. On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) signed a Purchase and Sale Agreement against payment of the first installment of R$470 million while the second installment in the amount of R$140 million was deposited in an escrow account, to be released after the other applicable governmental approvals and other conditions precedent. In November 2014 CMPC paid another installment of the price amounting to R$7 million. A final installment of R$5 million will be paid on the effective transfer of existing leases on land related to the assets and after applicable governmental approvals. The Purchase and Sale Agreement establishes a period of 48 months for the additional regulatory approvals required, with the possibility of a 48-month prorogation at the discretion of CMPC. If the approvals are not obtained, R$477 million is to be repaid to CMPC plus interest and CMPC shall withdraw the escrow account deposit. Our company recorded the first installment under “Liabilities related to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC the Company has been working to obtain the necessary approvals, in addition to complying with the other conditions precedent, such as obtaining the documentation to be presented to the pertinent government authorities. The progress in obtaining these approvals during 2014 indicates that a favorable outcome is at hand.

The Company has concluded that these assets should remain classified as “assets held for sale”. Nevertheless, conclusion of the sale does not rest exclusively with the Company’s management and depends on various governmental approvals that are taking longer than expected. Consequently the assets were reclassified to non-current for the total amount in 2014.

The book value for these net assets was compared with their fair value less sale expenses and there was no need to recognize impairment. These assets did not post earnings in 2014.

Disposal of Assets Located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo

On November 15, 2013 the Company and Fibria-MS Celulose Sul Matogrossense Ltda entered into an Share Purchase Agreement and Other

Covenants with Parkia Participações S.A. for disposal by the Company and by Fibria-MS of approximately 210,000 hectares of land located in the States of São Paulo, Mato Grosso do Sul, Bahia and Espírito Santo amounting to R$1.650 million.

This transaction was concluded on December 30, 2013, when the Company, Fibria-MS and Parkia signed the First Amendment to the Share Purchase Agreement and Other Covenants in which the total subject area of the transaction was adjusted to 205,722 hectares of gross area for a potential total amount of R$1,650,098,704.00, of which the Company received R$500 million as a down payment and payment of principal on December 30, 2013.

The outstanding balance of R$902,584,00 was received in the first quarter of 2014 after the Company complied with certain obligations and legal registrations.

The Company may also receive an additional R$247,514,805.60, making a final potential total of R$1,650,098,704.00, conditional on the value of the land appreciating during the period of 21 years and, if due, this will be paid in three installments in the 7th, 14th and 21st year as from the closing date.

The transaction led to a capital gain, net of income and social contribution taxes, of R$527 million. No cash was actually disbursed to pay those taxes, since advantage was taken of the fiscal loss generated in 2013. For further details about the transaction see Note 1(e) to the 2014 annual financial statements.

b. If already published, indicate the acquisition of plant, equipment, patents or other assets that may materially affect the company’s production capacity

Not applicable, given that up to the date of filing of this Reference Form, the Company had not purchased plants, equipment, patents or other assets that can materially affect its productive capacity.

c. New products and services, including:

I. Description of research projects in progress that have been disclosed

The Company’s research project portfolio includes activities ranging from plant enhancement to the development of new products. As a pulp producer, Fibria strives to obtain a better understanding of the entire production process and to obtain competitive advantages through continuous investment in technological research and development.

The Company’s forestry technology is focused on timber quality, productivity and forest sustainability through research in genetic enhancement, forestry biotechnology, plant physiology, soil and plant nutrition, silviculture, forest protection and environmental development. This intense research program has significantly enhanced its competitive position.

Over recent years a new clonal propagation technology has been designed to increase the capacity and the quality of the root structures of the eucalyptus seedlings while at the same time reducing production costs. This new concept involves producing micro piles in temporary immersion bioreactors. As a result of this technology developed by Fibria, two patents were recently filed in the USA and Brazil. The Company believes that this new concept of propagation will establish new standards for eucalyptus nurseries.

In order to promote gains using classic enhancement, a new strategy called Genome Wide Selection (GWS) is under development at Fibria. GWS is based on early selection of superior eucalyptus clones by analyzing their DNA (molecular markers). With the implementation of this technique totally new to the forestry sector the Company hopes to render the reproduction cycles shorter, bringing forward the selection of superior quality materials. The preliminary results obtained by Fibria are promising.

Fibria also maintains a significant level of investment in a biotechnology program (for example, genetic transformation for research purposes, polyploidy) involving Brazilian and international partnerships. The primary objectives of this program are to assess the potential of these technologies for generating “new” genetic variability and further improve forestry and industry productivity in a sustainable manner.

Fibria has increased its efforts with regard to prospecting and protecting intellectual property (IP). There were many achievements during 2014 in the intellectual property field, including for example, (i) updating the in-house policy regarding patents, which includes new guidelines on Trade Secrets; (ii) development of a decision matrix used in innovations involving IP issues (patents, commercial secrets of defense publications); and (iii) several IP assessment initiatives. In addition, during 2014 nine new intellectual property assets were identified and will soon be filed with the competent entity. Finally, two new “varieties” of eucalyptus were granted by the National Service for the Protection of Plant Species, which goes to show the success of the efforts of Fibria’s genetic enhancement program.

In a forestry-based company, maintenance and higher production of forest biomass, together with the reduction in silviculture costs, are essential. In order to attain the optimal point for using the resources available for forestry processes one must adequately handle plant nutrition, soil fertility and conservation, silviculture practices and new production models. To that end, in 2014 activities were carried out involving: (i) the analysis and recommendation of new fertilizers, including by-products from the Company’s plants, using a single system of fertilization at all of Fibria’s forestry production units; (ii) disclosure and early use of soil conservation parameters in forestry planning; (iii) recommendation of specific management packages, taking into account the cost of timber delivered to the plant, based on the concept of highly-intensive management. In recent years the reduction in the number of fertilizer formulations, the expansion of automated management of the operation and control of the fertilization process has led to savings in logistics, costs and safety regarding the use of fertilizers.

The Company is engaged in continuous studies so as to ensure the plantations remain healthy while reducing the use of pesticides. And in order to prepare for future challenges, the Technology Center has commenced activities at its Forest Protection and Natural Resources Laboratory. This new laboratory has been used to produce agents for biological control of pests, evaluate resistance to disease in Fibria eucalyptus clones and to assist in diagnosing forest problems thus helping to maintain the Company’s sustainability. In 2014 the Company undertook research projects designed to assess the risks involving biotic and abiotic factors for eucalyptus plantations in the face of global climate change. A strategic plan was also drawn up to provide guidance on investigative activities in years to come, bearing in mind the growing challenges and opportunities of technological innovation in managing forest stewardship and natural resources.

Specific studies on Forest Ecophysiology based at the Company’s “open-air laboratories”, such as the Micro Basin Project and the Flow Tower Network, are being carried out, allowing for a better understanding of the effects of climate change on eucalyptus plantations.

In its continuous search for a better environmental performance the Company has begun using the conceptual approach of the “Ecosystem Services” so as to bring together research issues while improving its landscape management practices. In 2014 the Technology Center began a series of field tests to try out new methods for improving its native forest restoration program, in addition to new agro-forestry approaches with the aim of creating knowledge so that in the future the neighboring communities can plant in the wooded margins of the eucalyptus plantation areas non-timber forest products (NTFPs)

The Company has also innovated in managing its biodiversity research portfolio on Fibria lands, and in 2014 it launched a public call for projects on biodiversity investigation, having received 40 proposals from which four were chosen and will have the support of Fibria beginning in 2015.

To meet the technology demands of products and industrial processes the Company has a research and development team that continually evaluates new techniques and advances in the market in which it operates, enabling the development of new products and entry into new markets. The Company has been following recent developments in production technologies, particularly those that result in biofuels or alternative biomass-based products. Biorefining is considered an important issue in the Company’s project portfolio. Its technological road map in Biorefining is regularly updated, while the corresponding laboratory has received considerable investment in high technology equipment to enable it to characterize raw materials and products, including biofuels. These capabilities, together with the establishment of strategic alliances, are paving the way for accelerating the investigation and development of bioproducts and/or biofuels. The on-going projects and alliances are aiming for different and more promising alternatives, not just by making use of forest biomass, but also based on recirculation in the Kraft process, such as the use of lignin.

Within this scope of raising the value of the Company’s forest biomass, in 2014 the joint venture created by Fibria and Ensysn made progress in establishing important assumption for setting up the first RTP (Rapid Thermal Processing) unit in Brazil. In the same vein, customers and potential applications have been evaluated. Important tests on the use of renewable fuel oil have been carried out with very satisfactory results, in addition, new technologies and business opportunities in the biorefining field have been assessed, which could lead to entry into markets other than those of renewable fuel oil.

With regard to pulp and paper production processes, in 2014 the Company evaluated and introduced important changes in configuration so as to further enhance the resistance of the fiber. This approach, associated with customer feedback, dovetails like a loop with the genetic enhancement program. Together with hat is known as the wood x process x product trinomial, and with the advantages of having these teams working side by side, the Company was able to support its strategy and to be acknowledged as one of the best commercial and R&D partners by some of its most important customers.,

II. Total amounts spent by the company in research to develop new products or services

In 2014, total expenditures made by the Company in research to develop new products and services and in developing new products and services were R$42 million.

III. Projects in development already released

See 10.10.c.I. above.

IV. Total amounts spent by the company in the development of new products and services

In 2014 expenditures by the Company in research and development of new products and services and in the development of new products and services amounted to R$42 million.

10.11 - Other factors with relevant influence

Recent changes in tax and exchange laws in prepayment operations for export

Tax on Financial Exchange Operation - (“IOF - Exchange”)

In accordance with Article 11 of Decree No. 6306 of December 14, 2007 (“Regulation of IOF”), the taxable event of the IOF - Exchange is the delivery of national or foreign currency, or document that represents it, or putting it available to the interested party.

Under Article 15-B, item XII of the Regulation of IOF, as worded by Decree no. 8325/2014, the settlement of exchange transactions for inflow of funds into the country, including by means of simultaneous operation, referring to foreign loan, subject to registration with the Central Bank of Brazil (“BACEN”), hired directly or by issuing bonds on the international market with an average minimum of 180 days, there will be the incidence of IOF - Exchange at the rate of 6%. Apart from the transactions covered in item XII, when settling foreign currency transactions for receiving and remitting funds into and from Brazil referring to the proceeds of external loans and financing the IOF - Exchange is reduced to 0%.

The Brazilian government may increase the IOF - Exchange at any time up to up to 25% Any increase will apply only to future transactions.

Export Prepayment Operations

The current wording of Article 15-B, item I of the Regulation of IOF provides that foreign exchange transactions for entry into the country of export earnings from goods and services are subject to the rate of 0% for the calculation of tax. Moreover, according to article 15-B, item XI of IOF Regulations, and the wording of Decree No. 8325/2014, financing transactions are subject to a zero percent tax rate, which reduces the tax burden on the transaction. This notwithstanding, there are arguments for maintaining that the inflow of funds under Export Prepayment Operations would not be subject to the rule of item XI, article 15-B above and, therefore, regardless of the maturity of the operation, the IOF - exchange rate on these transaction would be 0%. The market practice has been this one. Considering that, according to the applicable tax laws, the financial institution responsible for the closing of the exchange operation is responsible for withholding and paying the IOF - Exchange, it is always recommended to confirm its position on the incidence and rate of this tax in this type of operation.

On March 1, 2012, BACEN issued Circular No. 3580, which prohibited the hiring by Brazilian companies of Export Prepayment Operations with a maturity of 360 days, and excluded the possibility of financial institutions to grant such advance. If exporters choose to borrow in the long term with creditors abroad, a feasible alternative would be to do so under the form of credit in foreign currency under the aegis of Law 4131 of September 3, 1962, as amended, which may cover the IOF - exchange described above, if the hired term is less than 3 years.

On December 4, 2012 the BACEN published Circular No. 3617, which included subsection 2-A (Title 3, Chapter 3, Section 2) in the Regulations for the Foreign Exchange and International Capital Markets, bringing new changes and providing for early receipt of exports with payment terms above 360 days.

On December 16, 2013 the BACEN published Circulars 3689 and 3691, which came into effect on February 3, 2014, replacing the Foreign Exchange and International Capital Market Regulations (RMCCI), previously published by Circular No. 3280/05, thus revoking the hitherto prevailing provisions in the RMCCI regarding export prepayment.

Export pre-payment transactions are provided for in sections 71 to 76 of Circular No. 3689/13. Said subsection provides for the registration, in the “Financial Transactions Registry (ROF)” module of the Electronic Declaratory Registry (RDE), of export prepayment transactions involving products and services at least 360 (three hundred and sixty) days regarding the shipping of goods or provision of services. In such events, the IOF tax rate is zero.

The advance of funds to Brazilian exporters for the purposes set forth in said subsection may be made by the importer or any legal entity abroad, including financial institutions.

EXHIBIT III - INFORMATION ON THE ALLOCATION OF NET INCOME REQUIRED UNDER CVM INSTRUCTION NO. 481/2009

PROPOSED ALLOCATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2014 PREPARED BY THE MANAGEMENT OF FIBRIA CELULOSE S.A. TO BE SUBMITTED FOR THE APPRECIATION AND RESOLUTION OF THE ORDINARY GENERAL MEETING SCHEDULED FOR APRIL 28, 2015, PURSUANT TO ITEM II, PARAGRAPH 1 OF ARTICLE 9 OF CVM INSTRUCTION No. 481/09.

EXHIBIT 9-1-II ALLOCATION OF NET INCOME

1.                  Inform the net income for the year.

2014 (R$ thousands)
155,584

2.                  Inform the overall amount and amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared.

Mandatory Dividend	2014 (R$ thousands)
Overall amount	36,951
Amount per share (in Reais)	0.07

The Company did not declare or prepay dividends, nor interest on shareholders’ equity during 2014.

3.                  Inform the percentage of net income distributed.

2014 (%)
25%

This percentage refers to adjusted net income for the year, after allocation to the legal reserve.

4.                  Inform the overall amount and amount per share of dividends distributed based on profits from previous years.

No dividends were proposed for the years ended 2013, 2012 and 2011.

5.                  Inform, after deducting dividends and interest on shareholders’ equity already declared:

a.                  The gross amount of dividend and interest on shareholders’ equity, separately, by share of each type and class.

	2014 (R$ thousands)	Per Share	2013 (R$ thousands)	Per Share
Dividend	36,951	0.07	—	—
Interest on shareholders’ equity (gross)	—	—	—	—
Interest on shareholders’ equity (net)	—	—	—	—

The capital of Fibria Celulose S.A. on December 31, 2014 is composed only of 553,934,646 common shares; there are no preferred shares.

b.                  The form and term of payment of dividends and interest on shareholders’ equity.

The form and term of payment of dividends will be approved at the Ordinary General Meeting scheduled for April 28, 2015.

c.                   Possible application of restatement and interest on dividends and interest on shareholders’ equity.

No restatement and interest apply on a special retained earnings reserve for mandatory dividends not distributed.

d.                  Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders entitled to receive it.

The declaration date will be set and approved at the Ordinary General Meeting scheduled for April 28, 2015.

6.                  In the case of a declaration of dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

a.                  Identify the amount of dividends or interest on shareholders’ equity already declared.

2014 (R$ thousands)
—

b.                  Inform the date of payments.

Not applicable as the Company did not declare dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

7.                  Provide a comparative table indicating the following amounts per share of each type and class:

a.                  Net income for the year and three (3) preceding years.

2014 (R$ thousands)	2013 (R$ thousands)	2012 (R$ thousands)	2011 (R$ thousands)
155,584	(706,422)	(704,706)	(872,622)

The Company recorded only losses in the three previous years (2011 to 2013)

b.                  Dividend and interest on shareholders’ equity paid in three (3) previous years.

-	2013 (R$ thousands)	2012 (R$ thousands)	2011 (R$ thousands)
Dividend	—	—	—
IoE (gross)	—	—	—

8.                  In the case of allocation of income to legal reserve.

a.                  Inform the amount allocated to the legal reserve.

2014 (R$ thousands)
7,779

b.                  Detail the manner of calculation of legal reserve.

Net Income 2014 (R$ thousands)
155,584

(X) Percentage allocated to legal reserve - 5%
7,779

9.                  If the company owns preferred shares entitled to fixed or minimum dividends.

a.                  Describe the method for calculation of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

b.                  Inform whether the income for the year is sufficient for full payment of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

c.                   Identify whether any unpaid portion is cumulative.

Not applicable because the Company has no preferred shares.

d.                  Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable because the Company has no preferred shares.

e.                   Identify the fixed or minimum dividends to be paid per preferred share of each class.

Not applicable because the Company has no preferred shares.

10.           In relation to the mandatory dividend.

a.                  Describe the method of calculation provided in the bylaws.

The Company Bylaws, in article 30, item III, provides for the allocation of 25% of net income, calculated according to article 202 of Law No. 6404/1976, to payment of the mandatory annual dividend. Whereas the Company’s capital stock is represented only by common shares, the mandatory dividend is calculated by dividing the equivalent to 25% of net income, after adjustments provided for by the law, by the number of common shares issued by the Company, after deduction of treasury shares.

b.                  Inform whether it is being paid in full.

The minimum mandatory dividend, calculated as described in section 10(a), will be paid in full in 2015.

c.                   Inform the amount to be withheld.

Not applicable, since there will be no withholding of the mandatory dividend.

11.           In the case of withholding of the mandatory dividend due to the company’s financial situation.

a.                  Inform the amount withheld.

Not applicable, since there will be no withholding of the mandatory dividend.

b.                  Describe in detail the financial situation of the company, including aspects related to liquidity analysis, working capital and positive cash flows.

Not applicable, since there will be no withholding on dividend payments.

c.                   Justify the withholding of dividends.

Not applicable, since there will be no withholding on dividend payments.

12.           If there is allocation of income to the reserve for contingencies.

a.                  Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

b.                  Identify the loss considered likely and its cause.

Not applicable, since there is no allocation of income to the reserve for contingencies.

c.                   Explain why the loss was considered likely.

Not applicable, since there is no allocation of income to the reserve for contingencies.

d.                  Justify the establishment of the reserve.

Not applicable, since there is no allocation of income to the reserve for contingencies.

13.           In the case of allocation of income to the reserve for unrealized profits.

a.                  Inform the amount allocated to the reserve for unrealized profits.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

b.                  Inform the nature of unrealized profits that gave rise to the reserve.

Not applicable, since there is no allocation of income to the reserve for unrealized profits.

14.           In the case of allocation of income to the statutory reserves.

a.                  Describe the statutory provisions that establish the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

b.                  Identify the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the statutory reserves.

c.                   Describe how the amount was calculated.

Not applicable, since there is no allocation of income to the statutory reserves.

15.           In the case of retention of earnings under the capital budget.

a.                  Identify the amount withheld.

The proposed allocation of net income attributed to the shareholders of the Company for the year ended 2014, shown in the Financial Statements of the Company, provides that after the adjustments referred to in the articles 193 and 202 of the Brazilian Corporate Law, earnings will be retained in the amount of R$110,854 thousand, for the Profit Reserve, intended to meet the investment plan of the Company.

b.                  Provide a copy of the capital budget.

A copy of the capital budget is included in Exhibit IV to this Proposal.

16.           In the case of allocation of income to the tax incentive reserve.

a.                  Inform the amount allocated to the reserve.

Not applicable, since there is no allocation of income to the tax incentive reserve.

b.                  Explain the nature of the allocation.

Not applicable, since there is no allocation of income to the tax incentive reserve.

EXHIBIT IV — THE COMPANY’S PROPOSED CAPITAL EXPENDITURE BUDGET

To the Shareholders of

FIBRIA CELULOSE S.A.

Proposed Capital Expenditure Budget (EXHIBIT IV)

As provided for in Article 196 of Law 6404/76, with the wording given by Law No. 10303 of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Expenditure Budget.

The Investment Plan for 2015, duly approved by the Board of Directors meeting held on December 11, 2014, totals the amount of R$ 1,720 million, distributed as follows:

R$ Million
Maintenance	231.0
Expansion	12.5
Modernization	89.0
Research and Development	2.8
Information Technology	12.6
Forest - Expansion	35.8
Forest — Renovation	1,308.1
Safety/Environment	28.7
Total Capital Expenditure Budget	1,720.4

These investments will be made primarily with own funds (generated from operations during the year)/Third parties:

Summary Table of Sources and Uses of Funds

Sources of funds	R$ million
Own funds (generated from operations during the year) / Third parties	1,720

This being the intended proposal, Management is at the disposal of the shareholders to make any clarifications required.

São Paulo, January 28, 2015

MANAGEMENT

EXHIBIT V QUALIFICATIONS OF CANDIDATES FOR THE BOARD OF DIRECTORS (ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM WITH THE WORDING GIVEN BY EXHIBIT A TO CVM INSTRUCTION 552/2014)

12.5                       Composition of board of directors and members’ experience

Name	Tax ID No. (CPF)	Age	Profession
José Luciano Duarte Penido	091.760.806-25	67	Engineer

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Chairman of the board of directors	Member of the People and Compensation Committee, coordinator and member of the Sustainability Committee and member of the Innovation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	6

Experience

Background: Graduated in Mining Engeneering by the Federal University of Minas Gerais.

Professional background: Mr. José Luciano Duarte Penido is presidente of the Board of Directors of Fibria Celulose S.A. desde novembro 2009. Previsouly, from 2004 to 2009, he was CEO and member of the Board of Directors of Votorantim Celulose S.A. (former corporate name of the Company). Between 1992 and 2004 he was CEO of Samarco Mineração S.A. (Company which acts in the mining sector).

Mr. José Luciano Penido currently is an independente member of the Board of Director of Copersucar S.A. (company which acts in the agriculture sector), independent member of the Board of Director of Química Amparo Ltda. (company which acts in the personal hygiene and cleaning products), member of the Committee of Corporate Governance and Sustainability of Bank Santander (Brasil) S.A. (financial institution) and member of the Executive Committee of WBCSD (World Business Council for Sustainable Development) (association which acts in the sustainability sector).

None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. José Luciano Duarte Penido has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Maria Paula Soares Aranha	035.859.048-58	58	Economist

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	Coordinator of the Statutory Audit Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Business Administration by FGV — Fundação Getúlio Vargas, with Post Graduation in Finance by FGV — Fundação Getúlio Vargas. Master in Controlling and Accounting Sciences by USP — University of São Paulo, and MBA in Controller by USP — University of São Paulo.

Professional background: Mrs. Maria Paula Soares Aranha is the coordinator of the Statutpry Audit Committee of Fibria Celulose S.A. and is an alternate member of the Board of Directors in the same Company since April, 2013. She was member of the Fiscal Council of Fibria Celulose S.A. from April, 2011 to April, 2013. Since 2005, she Works in Consulting, corporate governance and operational risk management. Previously, from 2003 to 2004 she was Superintendent of Planning and Control of Companhia de Seguros Aliança do Brasil (company affiliated to Banco do Brasil which acts in the insurance sector). She joined Banco do Brasil S.A. (financial institution) in 1981 where she had a career, acting as Executive Manager of Accounting and Distribution.

Mrs. Maria Paula is member of the Board of Directors and coordinatior of the Statutory Audit Committee of Paranapanema S.A. (a puclicly held company which acts in the metallurgy sector). None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Ms. Maria Paula Soares Aranha has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring her suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Alexandre Gonçalves Silva	022.153.817-87	70	Engineer

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	Coordinator and member of the People and Compensation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	3

Experience

Background: Graduated in Mechanical Engineering by Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ.

Professional background: Mr. Alexandre Gonçalves Silva is an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009. From 2001 to 2007, he served as CEO of General Electric do Brasil Ltda., working in several industrial, financial and media áreas, with responsability for overseeing the Company’s business in Brazil. Previously, he had served as CEO of GE Celma S.A., specialized in inspection and repair of aircraft engines, located in Petrópolis, Rio de Janeiro. In his 40 years of career, he has worked for the most part in companies with activities related to the aeronautics industry.

Mr. Alexandre Silva is  President of the Board of Directors of Embraer S.A. (a puclicly held company which operates in the aerospace industry), member of the Board of Directors of Tecsis — Tecnologia e Sistemas Avançados S.A. (company which acts in the manunfacturing of artifacts of plastic material for industrial uses), Cia Nitroquimica Brasileira (a publicly hel company which acts in the industrial manunfacturing of inorganic chemical compounds), Alupar Investimento S.A. (company which acts in the infrastructure sector), Fundação Maria Cecilia Souto Vidigal (foundation which realize activities focused on human health and social work services) and Amcham — Camêra Americana de Comércio (non-profit association, whose the objective is approximate people and companies from Brazil to people and companies from United States of America.

None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Alexandre Gonçalves Silva has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
José Écio Pereira da Costa Júnior	359.920.858-15	63	Accountant and Business Administrator

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	Member of the Statutory Audit Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	1

Experience

Background: Graduated in Business Administration from the School of Business Administration by Fundação Getúlio Vargas of São Paulo and in Accounting By University São Judas Tadeu.

Professional background: Mr. José Ecio Pereira da Costa Júnior is member of the Statutory Audit Committee of Fibria Celulose S.A. and alternate member of the Company’s Board of Directors. He was Chairman of the Fiscal Council of Fibria Celulose S.A. since December, 2009 to April, 2013. Since December, 2007 he also acts on Consulting firm in business management JEPereira Consultoria em Gestão de Negócios S/S Ltda. On June, 2002 he joined as an audit partner at Deloitte Touche Tohmatsu no Brasil S/C Ltda. (company whose the main activity is audit, tax consulting and management consulting), withdrew on June, 2007. Additionaly, he served as member of the Board of Directors of BRMALLS S.A., publicly held company which acts in shopping centers sector, and Coordinator of Audit Committee of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock).

Mr. José Écio Pereira is member of the Board of Directors and President of the Audit Committee of Gafisa S.A. (puclicly held company which acts in construction sector), member of the Board of Directors of Princecampos Participações S.A. (company which acts in interstate and intercity public transportation), member of the Advisory Council of CVI Refrigerantes Ltda. (company which acts in the prodution, commercialization, and distribution of baverage of The Coca-Cola Company, Heineken and Leão lines), member of the Audit Committee of Votorantim Cimentos S.A. (company which acts in the prodution of basic materials of construction), Votorantim Metais S.A. (companhia which acts in mining sector) and member of the Board of Directors of IBEF-PR

— Instituto Brasileiro de Executivos de Finanças do Paraná (a non-profit organization which congragates executives from the various segments of economic activities in Paraná).

None of the companies above, except for the Company itself, Votorantim Cimentos S.A., Votorantim Metais S.A. e Votorantim Industrial S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. José Écio Pereira da Costa Júnior has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Carlos Augusto Lira Aguiar	032.209.829-72	69	Engineer

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	Coordinator and member of the Innovation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: Graduate in Chemical Engineering by Federal University of Ceará, with specialization and improvement courses at Harvard (USA) and Chelwood (UK).

Professional Background: Mr. Carlos Augusto Lira Aguiar is a member of the Board of Directors of Fibria Celulose S.A. since January 2012. He was Fibria’s CEO since the Company’s formation, on August 2009, remaining in the post until June 2011. He was also CEO of Aracruz Celulose S.A. from April 1998 to December 2009, having joined the Company in 1981 holding various management positions in the areas of Production, Quality and Engineering. In 1985, he was promoted to Industrial Officer of the Company and in the period of 1993 to 1998, he served as Vice President of Industrial and Forestry Operations of Aracruz Celulose S.A. Carlos began his career in the Pulp and Paper industry in 1970 having held various management positions in production areas and projects.

Mr. Carlos Augusto Lira Aguiar currently is Chairman of the Board of Directors of Veracel Celulose S.A. and of IBÁ — Industria Brasileira de Árvores (association responsible by the institutional representations of the productive processo of planted trees in the field to industry.).

Considering the companies mentioned above, it is importante to note that Aracruz Celulose S.A. was merged into the Company on 2009 and Veracel Celulose S.A., company which acts in the production of pulp and belongs to same economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Carlos Augusto Lira Aguiar has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Julio Sergio de Souza Cardozo	005.985.267-49	70	Accountant

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	Member of the Statutory Audit Committee (Finance specialist)

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Accounting and Business Administration by College of Accounting and Administration Sciences Mackenzie, Rio de Janeiro. Posgraduated in Controlling and Auditing by University of State of Rio de Janeiro - UERJ.

Professional background: Mr. Julio Sergio de Souza is an alternate member of the Board of Directors of Fibria Celulose S.A. and member of Fibria Statutory Audit Committee as financial specialist, since October 1st, 2014. He is lecturer, business consultant and full professor of controlling and finances. He teaches in the Masters Program in Accounting at UERJ - University of the State of Rio de Janeiro and in MBA courses as a invited professor in several programs in the country. He was a partner with Ernst & Young (company which acts in accountant audit area) for more than twenty years and after his retirement he founded Julio Sergio Cardozo & Associates, a consulting business based in the city of São Paulo.

Mr. Julio Cardozo is member of the Board of Directors and President of the Audit Committee of the credit card Company AVISTA S.A. and President of the Fiscal Council of Saraiva S.A. Livreiros Editores (a publicly held company which acts in the graphics industry and publications). He also is President of BBA Aviation South America (multinational company wich acts in aviation sector) and President of the Fiscal Council of Rio 2016 Olympic Games.

In addition to exercising the duties mentioned above, Mr. Júlio Cardozo was member of the Fiscal Counil of the following publicly held companies: (i) Centrais Elétricas de Santa Catarina S.A. (publicly held company which acts in the electrical energy sector); (ii) BRADESPAR S.A. ((publicly held company which acts in the mineral extraction activities); e (iii) da Usinas Siderurgicas de Minas Gerais S.A. (publicly held company which acts in the steel sector).

None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Julio Sergio de Souza Cardozo has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Eduardo Rath Fingerl	373.178.147-68	61	Engineer

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	Member of the Innovation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	3

Experience

Background: Graduated in Industrial Engineering by Federal University of Rio de Janeiro - UFRJ and Master degree in industrial engineering by the Institute of Postgraduate Studies and Research in Administration of the Federal University of Rio de Janeiro (COPPEAD).

Professional background: Mr. Eduardo Rath Fingerl is member of the Board of Directors of Fibria Celulose S.A. since December 2009. From April 2006 to April 2011 he was director of the Securities, Venture Capital and Environment at the BNDES, Banco Nacional de Desenvolvimento Econômico e Social — BNDES (Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). He joined the BNDES in May 1976 and built his career in the bank exercising various functions. Between August 1989 and June 1993, he worked in the private sector as technical director of FBDS — Fundação Brasileira para o Desenvolvimento Sustentável and Director of PQB — Petroquímica da Bahia S.A.. Additionaly, Mr. Eduardo Rath Fingerl has served as member of the Board of Directors of Braskem S.A. (a puclicly held company which acts in the chemical and pretochemical products sector).

Atualmente, o Sr. Eduardo Fingerl is member of the Board of Directors of Vetria Mineração S.A. (company which acts in the mining sector) and of EcoRodovias Infraestrutura e Logística S.A. (a publicly held company wich acts in the exploitation directly or undirectly of business related to concessions and public services), where he also participates of the Investment, Finance and Risks Committee.

None of the companies above is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

 Mr. Eduardo Rath Fingerl has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Sérgio Soares Pompeo	094.449.797-76	31	Economist

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	N/A

Experience

Background: Graduated in Economy by the Federal University of Rio de Janeiro, where he also became Master in the same subject.

Professional background: Mr. Sergio José Suarez Pompeo was alternate member of the Board of Directors of Fibria from October 2010 to April 2012 and has integrated the Financial Committee of the Company in this period. He joined Banco Nacional de Desenvolvimento Econômico e Social - BNDES in 2008 and is currently the Manager of the Capital Markets área of this institution, acting in the Investments Department. Between 2006 and 2008 he worked at Petróleo Brasileiro S.A. - Petrobras (a publicly held company which acts in the exploration of oleo and gas) in the area of Petrochemical Companies. In the period of 2008 to 2009 he acts as member of the Board of Directors in some subsidiaries services providers to Petróleo Brasileiro S.A. - Petrobras (Companhia de Recuperação Secundária - CRSEC, Marlim Participações e Nova Marlim Participações), and also, alternate member of the Fiscal Council of Bertin S.A., on 2009.

Mr. Sergio José Suarez Pompeo is currently alternate member of the Board of Directors of Tupy S.A. (a publicly held company which acts in the metallurgy sector).

None of the companies above is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Leonardo Mandelblatt de Lima Figueiredo has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
João Carvalho de Miranda	772.120.887-49	52	Economist

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Vice-chairman of the board of directors	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	3

Experience

Background: Graduated in Economics by the Pontifical Catholic University of Rio de Janeiro. Postgraduate in Business and Management by the Postgraduate Studies and Research in Management of the Federal University of Rio de Janeiro (COPPEAD). Completed an extension course by Wharton Business School, University of Pennsylvania.

Professional Background: Mr. João Miranda is member and vice president of the Board of Directors of Fibria Celulose S.A. since November 2009. He is the CEO at Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock) since January 2014. He has served as CFO and Investor Relations Officer of Votorantim Industrial S.A. between March 2009 and December 2013. Before joining the Votorantim group he was the executive vice president at Banco Citibank S.A. do Brasil, from 2006 to 2009. Furthermore, Mr. João Miranda was also CEO of Citibank N.A. in Chile, as well as Corporate Bank Head at Citibank, N.A. in Brazil, from 1998 to 2004.

None of the companies above, except for Votorantim Industrial S.A., Votorantim Cimentos S.A., Votorantim Siderurgia S.A. and Votorantim Metais S.A. is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. João Carvalho de Miranda has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Sergio Augusto Malacrida Junior	166.532.868-19	41	Economist

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	Member of the Finance Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Economics by USP — University of São Paulo and Master in Mathematics by IME/USP.

Professional background: Mr. Sérgio Malacrida is alternate member of the Board of Directors of Fibria since April 2014. He also is member of the Financial Committee of the Company since September 2013. Mr. Sérgio is, currently, Corporate Treasurer and Investor Relations Officer of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). Previously, he was Treasurer at Fibria, between 2012 and 2013. He acted as CFO of Vanguarda Agro S.A. (a publicly held company which acts in the production and commercialization of plant products). He was partner of Vinci Partners (investment manager) from 2010 to 2011 and partner of PR&A Financial Products Ltda. between 1999 and 2010.

Mr. Ségio Malacrida is member of the Financial Committee of Votorantim Cimentos S.A., member of the Financial Committee of Fundação Senador José Ermírio de Moraes - FUNSEJEM (non-profits entity, responsible for administer retirement plans for the employees of Votorantim group) and member of the Supervisory Committee of Votorantim Energia S.A. (company which acts in the energy sector).

None of the companies above, except for Votorantim Industrial S.A., Votorantim Cimentos S.A., Votorantim Energia S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Sergio Augusto Malacrida Junior has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
João Henrique Batista de Souza Schmidt	005.032.489-67	36	Administrator

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	Member of the Innovation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Business Administration by EAESP - Fundação Getúlio Vargas, in São Paulo.

Professional background: Mr. João Henrique Batista de Souza Schmidt is member of the Board of Directors of Fibria Celulose S.A. sinceOctober 23, 2014. He currently occupy the duty of Executive Officer Of Corporate Development of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). Mr. João Henrique Batista de Souza Schmidt has more than 14 years of experience in investment banks, acting at Goldman Sachs in the position of Officer in New York and São Paulo (from April 2010 to August 2014), as well as at Citigroup Global Markets Representações Ltda., in the position of Vice President (in the period of January 2006 to March 2010).

Mr. João Schmidt is member of the Board of Directors of Citrosuco S.A., company producer of orange juice.

None of the companies above, except for Votorantim Industrial S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. João Henrique Batista de Souza Schmidt has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Francisco Fernandes Campos Valério	065.280.319-91	67 anos	Engenheiro

Management body	Elected position held	Other issuer positions held or duties
Conselho de Administração	Membro Suplente do Conselho de Administração	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
28/04/2015	Até 28/05/2015	Até AGO 2017	Sim

Independent Director	Criteria used to determine independence	Consecutive terms of office
Não	N/A	N/A

Experience

Background: Graduated in Engeneering by the Central Technological of the Federal University of Santa Catarina.

Professional background: Mr. Francisco Fernandes Campos Valério was Industrial Officerfoi Diretor Industrial, Engeneering and Supplies of Fibria Celulose S.A. from September 2009to May 2013. Previously, he held sênior positions in other pulp and paper companies, including Bahia Sul Celulose S.A., Aracruz Celulose S.A. (company merged into Fibria on 2009), Suzano Papel e Celulose S.A. (a publicly held company), Braskraft S.A. - Florestal e Industrial e Olinkraft Celulose e Papel Ltda.

Mr. Francisco Fernandes Campos Valério is alternate member of the Board of Directors of Veracel Celulose S.A. (company which belongs to the same economic group of Fibria Celulose S.A.), President of the Syndicate of Pulp and Paper of Mato Grosso do Sul,  alternate member of Advisory Council of Funsejem - Fundação Senador José Ermírio de Moraes and member of the Board of Directors of Associação Brasileira Técnica de Celulose e Papel.

None of the companies above, except for Veracel Celulose S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Francisco Fernandes Campos Valério has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Julio Cesar Maciel Ramundo	003.592.857-32	45	Economist

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: Graduated in Economics by the Federal University of Rio de Janeiro and holds the title of Master of Business and Management with Distinction by London Business School, University of London.

Professional Background: Mr. Julio Cesar Maciel Ramundo is a member of the Board of Directors of Fibria Celulose S.A. since December 2011. He is an Executive Director at the Banco Nacional de Desenvolvimento Econômico e Social — BNDES (Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock) since May 2011, responsible by Industry, Securities and Venture Capital. He began his career at the BNDES in 1992, when he held various executive positions, as an advisor, executive manager, head of department and director of social inclusion and industry policy.

Mr. Julio Cesar Maciel Ramundo is member of the Board of Directors of GranBio Investimentos S.A. (company which acts in the biotechnology sector).

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Julio Cesar Maciel Ramundo has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Victor Guilherme Tito	044.878.356-82	35 anos	Economista

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	Member of the Finance Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	N/A

Experience

Background: Graduated in Economics Science by IBEMEC and holds the title of Master of Business Administration by London Business School, University of London.

Professional background: Mr. Victor Guilherme Tito is, since July 2014, Chief of Department of Banco Nacional de Desenvolvimento — BNDES (Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). Previously, he acted at BNDES as Manager.

Declaration of any convictions

Mr. Victor Guilherme Tito has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring her suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Marcos Barbosa Pinto	267.285.528-55	37	Attorney

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	Member of the Finance Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	1

Experience

Background: Graduated in Law by University of São Paulo — USP. Master in Law by Yale University Yale (USA) and Master in Economics by Fundação Getúlio Vargas in Rio de Janeiro — FGV-RJ.

Professional background: Mr. Marcos Barbosa Pinto holds the position of partner at Gávea Investimentos since 2011. Previously, Marcos acted at Comissão de Valores Mobiliários — CVM, from 2007 to 2010. He also was advisor-chief of the President of BNDES — Banco Nacional do Desenvolvimento (Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock) between 2005 to 2006. Marcos also acted as lawyerat the law firms Morrison & Foerster LLP, in Califórnia, from 2001 to 2002, and Levy & Salomão Advogados, in São Paulo, from 2003 to 2004, where he advised his clients in mergers and acquisitions and transactions of private equity. Mr. Marcos was visiting reasearcher at University of Columbia and professor of Corporate Law at Fundação Getúlio Vargas, Rio de Janeiro — FGV-RJ.

Mr. Marcos Barbosa Pinto is member of the Board of Director of Multiterminais S.A. (company which actes in the logistic sector) and of Chilli Beans Comércio de Produtos Ltda. (company which acts in the commercialization of eyeglass and accessories).

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Marcos Barbosa Pinto has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Armínio Fraga Neto	469.065.257-00	57	Economist

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	1

Experience

Background: Graduated in Economics by Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ; PhD in Economics by University of Princeton.

Professional background: Mr. Armínio Fraga Neto is an alternate member of the Board of Directors of Fibria Celulose S.A. since April 25, 2014. Mr. Armínio Fraga Neto is founding partner of Gávea Investimentos (asset manager) and chairman of the following Committees: Investments, Privet Equity Multimarket Funds, Executive Committee and the Compensation Committee, and he is member of the Committees of Risks and Property Fund of Gávea Group. From 2009 to 2013, Armínio Fraga Neto was President of the Board of Directors of BM&F Bovespa S.A. — Bolsa de Valores, Mercadorias e Futuros (publicly held company which acts in the management of security markets sector). From 1999 to 2002 he held the Pesidency of Banco Central do Brasil and previously, he holds the position of Officer of International Matters at Banco Central do Brasil, from 1991 to 1992. Between 1993 and 1999 he was Managing Director of Soros Fund Management in New York, focused in emerging markets. He also occupied the position of Vice President of Salomon Brothers in New York, from 1989 to 1991, with focus in operations of arbitration in emerging markets. Armínio worked as Economist Chiefand Operation Manager of Banco Garantia between 1985 and 1988. Also, he teached in universities in Brazil, like Pontifícia Universidade Católica and Fundação Getúlio Vargas, in Rio de Janeiro and he teached abroad, at University of Columbia from 1993 to 1999 and at Wharton School from1988 to 1989. Armínio Fraga also published academic papers in various journals in Brazil and abroad.

Mr. Armínio Fraga Neto is member of the Advisory Council of JP Morgan Chase & Co. (financial institutions), member of Group of Thirty (non-profit organization which aims the study and discussion of international economic policies), member of the Advisory Council of Peterson Inst. For Int. Economics (non-profit organization which aims the study and discussion of international economic policies) and member of the Board of Directors of Instituto Desiderata (entity which aims the performance at the educations and health areas).

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Armínio Fraga Neto has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Raul Calfat	635.261.408-63	62	Business administrator

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Permanent member of the board of directors	Member of the Innovation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	3

Experience

Background: Graduated in Business and Management by Fundação Getulio Vargas (FGV). He participated in the management development program for senior executives at the International Institute for Management Development (IMD), in Switzerland.

Professional Background: Mr.Calfat is a member of the Board of Directors of Fibria Celulose S.A. since December 2009. He was CEO of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock), from January 2002 to December 2013. From January 2004 to January 2012 he was General Manager of Votorantim Investimentos Industriais S.A. assuming the responsibility, in 2006, for all the entire company’s industrial affairs. Previously, from 1996 to 2003 he held the position of CEO of Votorantim Celulose e Papel S.A. (former corporate name of the Company) and acted as Chairman of the São Paulo Paper and Cellulose Association from 1993 to 1995, and as Vice Chairman of the same entity from 1996 to 2004.

Mr. Calfat is President of the Board of Directors, member of the Personnel and Remuneration Committee, Financial and Institutional Relations of Votorantim Participações S.A. and member of the Board of Directors of IBÁ - Industria Brasileira de Árvores (association responsible by the institutional representations of the productive processo of planted trees in the field to industry). He also is independent member of the Board of Directors, President of the Related Parties Committee and member of the Audit Committee of Duratex S.A. (publicly held company which acts in the production industrial wood panels and flooring, crockery, and sanitary metals sector).

None of the companies above, except for the Company itself, Votorantim Industrial S.A., Votorantim Investimentos Industriais e Votorantim Participações S. A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Raul Calfat has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Paulo Henrique Oliveira Santos	034.880.428-80	56	Engineer

Management body	Elected position held	Other issuer positions held or duties
Board of Directors	Alternate member of the board of directors	N/A

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	3

Experience

Background: Graduated in Production Engineering by the School of Industrial Engineering and master in Business and Management from Fundação Getúlio Vargas - FGV. He also completed in 2005 the “Owner/President Management Program” of the Harvard Business School.

Professional Background: Mr. Paulo Henrique de Oliveira Santos is an alternate member of the Board of Directors of Fibria Celulose S.A. since December 2009. On January 2011 he has held the position of Director of Mergers and Acquisitions and Emerging Businesses at Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock), function which is cumulated with the position of President of Votorantim Novos Negócios — VNN (private equity and venture capital market).

In 2013, he exercises the function of Interim President of Votorantim Cimentos S.A. Previously, from 1997 to 2000 he served as CFO of Votorantim Metais S.A.

Mr. Paulo Henrique is member of the Board of Directors of Tivit Terceirização de Processos, Serviços e Tecnologia S.A. (company which acts in comminications and informatics sector)  and of Votorantim Cimentos S.A.

None of the companies above, except for the Company itself, Votorantim Industrial S.A., Votorantim Novos Negócios — VNN, Votorantim Cimentos S.A. and Votorantim Metais S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Paulo Henrique Oliveira Santos has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

12.6              in relation to each of the persons who acted as members of the board of directors in the previous fiscal year, provide tabulated data showing percentage attendance at meetings held in the same period, as of their taking office:

Member of the board of directors	Meetings attended (%)
Alexandre Gonçalves Silva	100%
João Henrique Batista de Souza Schimidt	100%
Armínio Fraga Neto	0%
Carlos Augusto Lira Aguiar	100%
Eduardo Rath Fingerl	100%
João Carvalho de Miranda	81%
José Écio Pereira da Costa Júnior	0%
José Luciano Duarte Penido	100%
Julio Cesar Maciel Ramundo	62,5%
Francisco Fernandes Campos Valério	N/A
Victor Guilherme Tito	N/A
Marcos Barbosa Pinto	100%
Maria Paula Soares Aranha	0%
Paulo Henrique de Oliveira Santos	0%
Raul Calfat	100%
Julio Sergio de Souza Cardozo	0%
Sergio Augusto Malacrida Junior	1,3%

12.7.           Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are not statutory:

Name	Tax ID No. (CPF)	Age	Profession
Marcos Barbosa Pinto	267.285.528-55	37	Attorney

Management body	Elected position held	Other issuer positions held or duties
Finance Committee	Member of the Finance Committee	Permanent member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	2

Experience

Background: Graduated in Law by University of São Paulo — USP. Master in Law by Yale University Yale (USA) and Master in Economics by Fundação Getúlio Vargas in Rio de Janeiro — FGV-RJ.

Professional background: Mr. Marcos Barbosa Pinto holds the position of partner at Gávea Investimentos since 2011. Previously, Marcos acted at Comissão de Valores Mobiliários — CVM, from 2007 to 2010. He also was advisor-chief of the President of BNDES — Banco Nacional do Desenvolvimento (Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock) between 2005 to 2006. Marcos also acted as lawyerat the law firms Morrison & Foerster LLP, in Califórnia, from 2001 to 2002, and Levy & Salomão Advogados, in São Paulo, from 2003 to 2004, where he advised his clients in mergers and acquisitions and transactions of private equity. Mr. Marcos was visiting reasearcher at University of Columbia and professor of Corporate Law at Fundação Getúlio Vargas, Rio de Janeiro — FGV-RJ.

Mr. Marcos Barbosa Pinto is member of the Board of Director of Multiterminais S.A. (company which actes in the logistic sector) and of Chilli Beans Comércio de Produtos Ltda. (company which acts in the commercialization of eyeglass and accessories).

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Marcos Barbosa Pinto has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Sergio Augusto Malacrida Junior	166.532.868-19	41	Economist

Management body	Elected position held	Other issuer positions held or duties
Finance Committee	Member of the Finance Committee	Alternate member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Economics by USP — University of São Paulo and Master in Mathematics by IME/USP.

Professional background: Mr. Sérgio Malacrida is alternate member of the Board of Directors of Fibria since April 2014. He also is member of the Financial Committee of the Company since September 2013. Mr. Sérgio is, currently, Corporate Treasurer and Investor Relations Officer of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). Previously, he was Treasurer at Fibria, between 2012 and 2013. He acted as CFO of Vanguarda Agro S.A. (a publicly held company which acts in the production and commercialization of plant products). He was partner of Vinci Partners (investment manager) from 2010 to 2011 and partner of PR&A Financial Products Ltda. between 1999 and 2010.

Mr. Ségio Malacrida is member of the Financial Committee of Votorantim Cimentos S.A., member of the Financial Committee of Fundação Senador José Ermírio de Moraes - FUNSEJEM (non-profits entity, responsible for administer retirement plans for the employees of Votorantim group) and member of the Supervisory Committee of Votorantim Energia S.A. (company which acts in the energy sector).

None of the companies above, except for Votorantim Industrial S.A., Votorantim Cimentos S.A., Votorantim Energia S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Sergio Augusto Malacrida Junior has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
José Luciano Duarte Penido	091.760.806-25	67	Engineer

Management body	Elected position held	Other issuer positions held or duties
Sustainability Committee	Coordinator of the Sustainability Committee	Chairman of the board of directors
People and Compensation Committee	Member of the People and Compensation committee
Innovation Committee	Member ofthe Innovation Committee

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	3

Experience

Background: Graduated in Mining Engeneering by the Federal University of Minas Gerais.

Professional background: Mr. José Luciano Duarte Penido is presidente of the Board of Directors of Fibria Celulose S.A. desde novembro 2009. Previsouly, from 2004 to 2009, he was CEO and member of the Board of Directors of Votorantim Celulose S.A. (former corporate name of the Company). Between 1992 and 2004 he was CEO of Samarco Mineração S.A. (Company which acts in the mining sector).

Mr. José Luciano Penido currently is an independente member of the Board of Director of Copersucar S.A. (company which acts in the agriculture sector), independent member of the Board of Director of Química Amparo Ltda. (company which acts in the personal hygiene and cleaning products), member of the Committee of Corporate Governance and Sustainability of Bank Santander (Brasil) S.A. (financial institution) and member of the Executive Committee of WBCSD (World Business Council for Sustainable Development) (association which acts in the sustainability sector).

None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. José Luciano Duarte Penido has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Alexandre Gonçalves Silva	022.153.817-87	70	Engineer

Management body	Elected position held	Other issuer positions held or duties
People and Compensation Committee	Member of the People and Compensation Committee	Permanent member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	3

Experience

Background: Graduated in Mechanical Engineering by Pontifícia Universidade Católica do Rio de Janeiro — PUC/RJ.

Professional background: Mr. Alexandre Gonçalves Silva is an independent member of the Board of Directors of Fibria Celulose S.A. since December 2009. From 2001 to 2007, he served as CEO of General Electric do Brasil Ltda., working in several industrial, financial and media áreas, with responsability for overseeing the Company’s business in Brazil. Previously, he had served as CEO of GE Celma S.A., specialized in inspection and repair of aircraft engines, located in Petrópolis, Rio de Janeiro. In his 40 years of career, he has worked for the most part in companies with activities related to the aeronautics industry.

Mr. Alexandre Silva is President of the Board of Directors of Embraer S.A. (a puclicly held company which operates in the aerospace industry), member of the Board of Directors of Tecsis — Tecnologia e Sistemas Avançados S.A. (company which acts in the manunfacturing of artifacts of plastic material for industrial uses), Cia Nitroquimica Brasileira (a publicly hel company which acts in the industrial manunfacturing of inorganic chemical compounds), Alupar Investimento S.A. (company which acts in the infrastructure sector), Fundação Maria Cecilia Souto Vidigal (foundation which realize activities focused on human health and social work services) and Amcham — Camêra Americana de Comércio (non-profit association, whose the objective is approximate people and companies from Brazil to people and companies from United States of America.

None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Alexandre Gonçalves Silva has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Carlos Augusto Lira Aguiar	032.209.829-72	69	Engineer

Management body	Elected position held	Other issuer positions held or duties
Innovation Committee	Coordinator and member of the Innovation Committee	Permanent member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: Graduate in Chemical Engineering by Federal University of Ceará, with specialization and improvement courses at Harvard (USA) and Chelwood (UK).

Professional Background: Mr. Carlos Augusto Lira Aguiar is a member of the Board of Directors of Fibria Celulose S.A. since January 2012. He was Fibria’s CEO since the Company’s formation, on August 2009, remaining in the post until June 2011. He was also CEO of Aracruz Celulose S.A. from April 1998 to December 2009, having joined the Company in 1981 holding various management positions in the areas of Production, Quality and Engineering. In 1985, he was promoted to Industrial Officer of the Company and in the period of 1993 to 1998, he served as Vice President of Industrial and Forestry Operations of Aracruz Celulose S.A. Carlos began his career in the Pulp and Paper industry in 1970 having held various management positions in production areas and projects.

Mr. Carlos Augusto Lira Aguiar currently is Chairman of the Board of Directors of Veracel Celulose S.A. and of IBÁ — Industria Brasileira de Árvores (association responsible by the institutional representations of the productive processo of planted trees in the field to industry.).

Considering the companies mentioned above, it is importante to note that Aracruz Celulose S.A. was merged into the Company on 2009 and Veracel Celulose S.A., company which acts in the production of pulp and belongs to same economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Carlos Augusto Lira Aguiar has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Eduardo Rath Fingerl	373.178.147-68	61	Engineer

Management body	Elected position held	Other issuer positions held or duties
Innovation Committee	Member ofthe Innovation Committee	Permanent member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: Graduated in Industrial Engineering by Federal University of Rio de Janeiro - UFRJ and Master degree in industrial engineering by the Institute of Postgraduate Studies and Research in Administration of the Federal University of Rio de Janeiro (COPPEAD).

Professional background: Mr. Eduardo Rath Fingerl is member of the Board of Directors of Fibria Celulose S.A. since December 2009. From April 2006 to April 2011 he was director of the Securities, Venture Capital and Environment at the BNDES, Banco Nacional de Desenvolvimento Econômico e Social — BNDES (Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). He joined the BNDES in May 1976 and built his career in the bank exercising various functions. Between August 1989 and June 1993, he worked in the private sector as technical director of FBDS — Fundação Brasileira para o Desenvolvimento Sustentável and Director of PQB — Petroquímica da Bahia S.A.. Additionaly, Mr. Eduardo Rath Fingerl has served as member of the Board of Directors of Braskem S.A. (a puclicly held company which acts in the chemical and pretochemical products sector).

Atualmente, o Sr. Eduardo Fingerl is member of the Board of Directors of Vetria Mineração S.A. (company which acts in the mining sector) and of EcoRodovias Infraestrutura e Logística S.A. (a publicly held company wich acts in the exploitation directly or undirectly of business related to concessions and public services), where he also participates of the Investment, Finance and Risks Committee.

None of the companies above is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Eduardo Rath Fingerl has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Raul Calfat	635.261.408-63	62	Business administrator

Management body	Elected position held	Other issuer positions held or duties
Innovation Committee	Member ofthe Innovation Committee	Permanent member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: Graduated in Business and Management by Fundação Getulio Vargas (FGV). He participated in the management development program for senior executives at the International Institute for Management Development (IMD), in Switzerland.

Professional Background: Mr.Calfat is a member of the Board of Directors of Fibria Celulose S.A. since December 2009. He was CEO of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock), from January 2002 to December 2013. From January 2004 to January 2012 he was General Manager of Votorantim Investimentos Industriais S.A. assuming the responsibility, in 2006, for all the entire company’s industrial affairs. Previously, from 1996 to 2003 he held the position of CEO of Votorantim Celulose e Papel S.A. (former corporate name of the Company) and acted as Chairman of the São Paulo Paper and Cellulose Association from 1993 to 1995, and as Vice Chairman of the same entity from 1996 to 2004.

Mr. Calfat is President of the Board of Directors, member of the Personnel and Remuneration Committee, Financial and Institutional Relations of Votorantim Participações S.A. and member of the Board of Directors of IBÁ - Industria Brasileira de Árvores (association responsible by the institutional representations of the productive processo of planted trees in the field to industry). He also is independent member of the Board of Directors, President of the Related Parties Committee and member of the Audit Committee of Duratex S.A. (publicly held company which acts in the production industrial wood panels and flooring, crockery, and sanitary metals sector).

None of the companies above, except for the Company itself, Votorantim Industrial S.A., Votorantim Investimentos Industriais e Votorantim Participações S. A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Raul Calfat has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
João Henrique Batista de Souza Schmidt	005.032.489-67	36	Administrator

Management body	Elected position held	Other issuer positions held or duties
Innovation Committee	Member ofthe Innovation Committee	Permanent member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Business Administration by EAESP - Fundação Getúlio Vargas, in São Paulo.

Professional background: Mr. João Henrique Batista de Souza Schmidt is member of the Board of Directors of Fibria Celulose S.A. sinceOctober 23, 2014. He currently occupy the duty of Executive Officer Of Corporate Development of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock). Mr. João Henrique Batista de Souza Schmidt has more than 14 years of experience in investment banks, acting at Goldman Sachs in the position of Officer in New York and São Paulo (from April 2010 to August 2014), as well as at Citigroup Global Markets Representações Ltda., in the position of Vice President (in the period of January 2006 to March 2010).

Mr. João Schmidt is member of the Board of Directors of Citrosuco S.A., company producer of orange juice.

None of the companies above, except for Votorantim Industrial S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. João Henrique Batista de Souza Schmidt has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Maria Paula Soares Aranha	035.859.048-58	58	Economist

Management body	Elected position held	Other issuer positions held or duties
Statutory Audit Committee	Coordinator of the Statutory Audit Committee	Alternate member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Business Administration by FGV — Fundação Getúlio Vargas, with Post Graduation in Finance by FGV — Fundação Getúlio Vargas. Master in Controlling and Accounting Sciences by USP — University of São Paulo, and MBA in Controller by USP — University of São Paulo.

Professional background: Mrs. Maria Paula Soares Aranha is the coordinator of the Statutpry Audit Committee of Fibria Celulose S.A. and is an alternate member of the Board of Directors in the same Company since April, 2013. She was member of the Fiscal Council of Fibria Celulose S.A. from April, 2011 to April, 2013. Since 2005, she Works in Consulting, corporate governance and operational risk management. Previously, from 2003 to 2004 she was Superintendent of Planning and Control of Companhia de Seguros Aliança do Brasil (company affiliated to Banco do Brasil which acts in the insurance sector). She joined Banco do Brasil S.A. (financial institution) in 1981 where she had a career, acting as Executive Manager of Accounting and Distribution.

Mrs. Maria Paula is member of the Board of Directors and coordinatior of the Statutory Audit Committee of Paranapanema S.A. (a puclicly held company which acts in the metallurgy sector). None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Ms. Maria Paula Soares Aranha has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring her suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Julio Sergio de Souza Cardozo	005.985.267-49	70	Accountant

Management body	Elected position held	Other issuer positions held or duties
Statutory Audit Committee	Member of the Statutory Audit Committee (Finance specialist)	Alternate member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Graduated in Accounting and Business Administration by College of Accounting and Administration Sciences Mackenzie, Rio de Janeiro. Posgraduated in Controlling and Auditing by University of State of Rio de Janeiro - UERJ.

Professional background: Mr. Julio Sergio de Souza is an alternate member of the Board of Directors of Fibria Celulose S.A. and member of Fibria Statutory Audit Committee as financial specialist, since October 1st, 2014. He is lecturer, business consultant and full professor of controlling and finances. He teaches in the Masters Program in Accounting at UERJ - University of the State of Rio de Janeiro and in MBA courses as a invited professor in several programs in the country. He was a partner with Ernst & Young (company which acts in accountant audit area) for more than twenty years and after his retirement he founded Julio Sergio Cardozo & Associates, a consulting business based in the city of São Paulo.

Mr. Julio Cardozo is member of the Board of Directors and President of the Audit Committee of the credit card Company AVISTA S.A. and President of the Fiscal Council of Saraiva S.A. Livreiros Editores (a publicly held company which acts in the graphics industry and publications). He also is President of BBA Aviation South America (multinational company wich acts in aviation sector) and President of the Fiscal Council of Rio 2016 Olympic Games.

In addition to exercising the duties mentioned above, Mr. Júlio Cardozo was member of the Fiscal Counil of the following publicly held companies: (i) Centrais Elétricas de Santa Catarina S.A. (publicly held company which acts in the electrical energy sector); (ii) BRADESPAR S.A. ((publicly held company which acts in the mineral extraction activities); e (iii) da Usinas Siderurgicas de Minas Gerais S.A. (publicly held company which acts in the steel sector).

None of the companies above is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Julio Sergio de Souza Cardozo has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
José Écio Pereira da Costa Júnior	359.920.858-15	63	Accountant and Business Administrator

Management body	Elected position held	Other issuer positions held or duties
Statutory Audit Committee	Member of the Statutory Audit Committee	Alternate member of the board of directors

Elected	Took office	Term of office ends	Elected by controlling shareholder
04/28/2015	05/28/2015	August 2017	No

Independent Director	Criteria used to determine independence	Consecutive terms of office
Yes	Rules described in the regulation of Novo Mercado	1

Experience

Background: Graduated in Business Administration from the School of Business Administration by Fundação Getúlio Vargas of São Paulo and in Accounting By University São Judas Tadeu.

Professional background: Mr. José Ecio Pereira da Costa Júnior is member of the Statutory Audit Committee of Fibria Celulose S.A. and alternate member of the Company’s Board of Directors. He was Chairman of the Fiscal Council of Fibria Celulose S.A. since December, 2009 to April, 2013. Since December, 2007 he also acts on Consulting firm in business management JEPereira Consultoria em Gestão de Negócios S/S Ltda. On June, 2002 he joined as an audit partner at Deloitte Touche Tohmatsu no Brasil S/C Ltda. (company whose the main activity is audit, tax consulting and management consulting), withdrew on June, 2007. Additionaly, he served as member of the Board of Directors of BRMALLS S.A., publicly held company which acts in shopping centers sector, and Coordinator of Audit Committee of Votorantim Industrial S.A. (holding responsible for the industrial business of Votorantim group and Company’s shareholder that holds more than 5% (five per cent) of Fibria’s capital stock).

Mr. José Écio Pereira is member of the Board of Directors and President of the Audit Committee of Gafisa S.A. (puclicly held company which acts in construction sector), member of the Board of Directors of Princecampos Participações S.A. (company which acts in interstate and intercity public transportation), member of the Advisory Council of CVI Refrigerantes Ltda. (company which acts in the prodution, commercialization, and distribution of baverage of The Coca-Cola Company, Heineken and Leão lines), member of the Audit Committee of Votorantim Cimentos S.A. (company which acts in the prodution of basic materials of construction), Votorantim Metais S.A. (companhia which acts in mining sector) and member of the Board of Directors of IBEF-PR — Instituto Brasileiro de Executivos de Finanças do Paraná (a non-profit organization which congragates executives from the various segments of economic activities in Paraná).

None of the companies above, except for the Company itself, Votorantim Cimentos S.A., Votorantim Metais S.A. e Votorantim Industrial S.A., is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. José Écio Pereira da Costa Júnior has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

12.8              In relation to each of the persons who acted as members of statutory bodies, or of the audit, finance or compensation committees, even if said committees are not statutory, provide tabulated data showing percentage attendance at meetings held in the same period, as of their taking office:

Name	Meetings attended (%)
Marcos Barbosa Pinto	100%
Sergio Augusto Malacrida Jr.	100%
José Luciano Duarte Penido	100%
Alexandre Gonçalves Silva	100%
Carlos Augusto Lira Aguiar	100%
Eduardo Rath Fingerl	100%
Raul Calfat	100%
João Henrique Batista de Souza Schmidt	100%
Maria Paula Soares Aranha	100%
Julio Sergio de Souza Cardozo	100%
José Écio Pereira da Costa Júnior	50%

12.9              Marital, civil partnership or kinship relation to the second degree between:

a. members of issuer’s senior management

b. (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlled subsidiaries

c. (i) members of issuer’s senior management and those of its directly or indirectly and controlled subsidiaries and (ii) issuer’s direct or indirect controlling shareholders

d. (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlling companies

There are no marital, civil partnership or kinship relations between (a) members of the company’s senior management; (b) members of the Company’s senior management and those of its directly or indirectly controlled subsidiaries; (c) members of the Company’s senior management or its directly or indirectly controlled subsidiaries, or its direct or indirect controlling shareholders; (c) members of the Company’s senior management or its directly or indirectly controlling companies.

12.10 — Report any relations of subordination, services provided or control in the last three (3) fiscal years between members of issuer’s senior management and: (a) company directly or indirectly controlled by issuer; (b) issuer’s direct or indirect controlling shareholder; and (c) if material, a supplier, client, debtor or creditor of issuer its subsidiary or controlling companies or subsidiaries of any of these persons.

A.            Board of Directors

FY 2012

Name of director /officer			Tax ID No. (CPF)	Position/duties
Carlos Augusto Lira Aguiar			032.209.829-72	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/ /subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Chairman of the board of directors	Subordination	Directly controlled
Newark Financial Inc(1)	not applicable	Legal entity	Officer	Subordination	Directly controlled

(1) Newark Financial Inc. was closed and liquidated by the Company in 06/2012.

Name of director /officer			Tax ID No. (CPF)	Position/duties
João Carvalho de Miranda			772.120.887-49	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder

Name of director /officer			Tax ID No. (CPF)	Position/duties
Julio Cesar Maciel Ramundo			003.592.857-32	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
BNDES	33.657.248/0001-89	Legal entity	Officer	Subordination	Direct controlling shareholder

Name of director /officer			Tax ID No. (CPF)	Position/duties
Raul Calfat			635.261.408-63	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049-0001-51	Legal entity	General Officer	Subordination	Direct controlling shareholder

Name of director /officer			Tax ID No. (CPF)	Position/duties
Paulo Henrique de Oliveira Santos			034.880.428-80	Alternate member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder
Tivit S.A.	07.073.027/0001-53	Legal entity	Member of the board of directors	Subordination	Supplier

FY 2013

Name of director /officer	Tax ID No. (CPF)	Position/duties
Carlos Augusto Lira Aguiar	032.209.829-72	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Chairman of the board of directors	Subordination	Directly controlled

Name of director /officer	Tax ID No. (CPF)	Position/duties
João Carvalho de Miranda	772.120.887-49	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
Julio Cesar Maciel Ramundo	003.592.857-32	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
BNDES	33.657.248/0001-89	Legal entity	Officer	Subordination	Direct controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
Raul Calfat	635.261.408-63	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/ /subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049-0001-51	Legal entity	General Officer	Subordination	Direct controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
Paulo Henrique de Oliveira Santos	034.880.428-80	Alternate member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder
Tivit S.A.	07.073.027/0001-53	Legal entity	Member of the board of directors	Subordination	Supplier

FY 2014

Name of director /officer	Tax ID No. (CPF)	Position/duties
Carlos Augusto Lira Aguiar	032.209.829-72	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Veracel Celulose S.A.	40.551.996/0001-48	Legal entity	Chairman of the board of directors	Subordination	Directly controlled

Name of director /officer	Tax ID No. (CPF)	Position/duties
João Carvalho de Miranda	772.120.887-49	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	General Officer	Subordination	Direct controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
Julio Cesar Maciel Ramundo	003.592.857-32	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
BNDES	33.657.248/0001-89	Legal entity	Officer	Subordination	Direct controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
Raul Calfat	635.261.408-63	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Participações S.A.	61.082.582/0001-97	Legal entity	Chairman of the board of directors	Subordination	Indirect controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
Paulo Henrique de Oliveira Santos	034.880.428-80	Alternate member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder
Tivit S.A.	07.073.027/0001-53	Legal entity	Member of the board of directors	Subordination	Supplier

Name of director /officer	Tax ID No. (CPF)	Position/duties
Sergio Augusto Malacrida Junior	166.532.868-19	Alternate member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder

Name of director /officer	Tax ID No. (CPF)	Position/duties
João Henrique Batista de Souza Schmidt	005.032.489-67	Member of the board of directors

Name of person/entity listed	Corporate Tax ID (CNPJ)	Individual / Legal entity	Position held or duties performed	Type of relation of director/officer with related person (control/service provider/subordination)	Type of related person (client/directly controlled/indirectly controlled/direct controlling shareholder/indirect controlling shareholder/creditor/debtor or supplier)
Votorantim Industrial S.A.	03.407.049/0001-51	Legal entity	Officer	Subordination	Direct controlling shareholder

Additional information

Members Alexandre Gonçalves Silva, Maria Paula Soares Aranha, José Écio Pereira da Costa Júnior, José Luciano Duarte Penido, Eduardo Rath Fingerl, Marcos Barbosa Pinto, Armínio Fraga Neto, and Julio Sergio de Souza Cardozo declare individually and for all legal purposes, that in the last three (3) fiscal years there have been no relationships of subordination, provision of services or control obtaining between them and (i) a company controlled directly or indirectly by the Company; (ii) the company’s direct or indirect controlling shareholders; (iii) suppliers, clients, debtors or significant creditors of the Company, its subsidiaries or its controlling companies;

EXHIBIT VI - QUALIFICATIONS OF CANDIDATES FOR THE FISCAL COUNCIL (ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM WITH THE WORDING GIVEN BY EXHIBIT A TO CVM INSTRUCTION 552 /2014)

12.5                       Composition and professional experience of members of Fiscal Council

Name	Tax ID No. (CPF)	Age	Profession
Mauricio Aquino Halewicz	694.701.200-78	42	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Chairman of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by Controlling shareholder
04/28/2015	05/28/2015	August 2016	[•]

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: Bachelor’s Degree in Accounting from Universidade Federal do Rio Grande do Sul and in Economic Engineering from Universidade Presbiteriana Mackenzie. He also holds MBA in Corporate Finance from Fundação Getúlio Vargas — FGV, and Post-Graduation Degree in Economic Engineering from Universidade Presbiteriana Mackenzie and specialization in administration from University of Virginia (Darden School of Business Administration).

Professional Experience: Mr. Maurício Halewicz is Chairman of the Company’s Fiscal Council since April 2013 and was audit and risk committee’s member from 2009 to April 2013. He was also alternate member of the Board of Directors of Fibria from 2009 to April 2013. Since November 2012 he is Chief financial officer of Pacific Hydro Energias do Brasil Ltda. (company which acts in the clean energy sector). He was formerly Investors’ Relations Officer, Controlling Officer and Controlling Corporate Superintendent of Rede Energia S.A. (company which acts in energy sector), which he joined in 2005. Maurício was also Controller of AES Sul Distribuidora Gaucha de Energia S.A. (company which acts in energy sector) and Accounting Manager of Rio Grande Energia S.A. (company which acts in energy sector), Companhia Cervejaria Brahma (company which acts in the production and distribution of beverages) and KPMG Auditores (company which acts in accountant audit).

Mr. Mauricio was member of the Board of Directors of Rede Energia S.A.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Mauricio Aquino Halewicz has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Geraldo Gianni	531.905.488-20	64	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Alternate member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by Controlling shareholder
04/28/2015	05/28/2015	August 2016	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	6

Experience

Background: Bachelor’s Degree in Accounting and Master of Accounting and Finance from Pontifícia Universidade Católica de São Paulo — PUCSP.

Professional Experience: Mr. Geraldo Gianini is alternate member of the Fiscal Council of Fibria Celulose S.A. since December 2009. Mr. Geraldo is Auditor Partner of Audibanco Auditores Independentes since 1990. He is also Legal Expert of the 10th Federal Tax Foreclosure Court of São Paulo and University Professor and Adviser for the Vice-Deanship of the Pontifícia Universidade Católica de São Paulo.

Mr. Geraldo Gianini is member of the Fiscal Council of Hospital Ana Costa S.A. (company which acts in the health sector) and Santos Administração Participações S.A. (company which acts in economical and financial consulting).

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Geraldo Gianni has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Gilsomar Maia Sebastião	174.189.288-07	39	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Permanent member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by Controlling shareholder
04/28/2015	05/28/2015	August 2016	[•]

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	2

Experience

Background: FIPECAFI — Fundação Instituto de Surveys Contábeis, Atuariais e Financials, São Paulo, Brazil - Lato Sensu MBA in Capital Market, November 2004. MACKENZIE PRESBYTERIAN UNIVERSITY, São Paulo, Brazil - Bachelor’s Degree in Accounting, March 2001.

Professional Experience: Mr. Gilsomar Maia Sebastião is member of the Fiscal Council of Fibria Celulose S.A. since April 2013. He also is Corporate Finance Officer of TOTVS S.A. (publicly held company which acts in development of informatics systems sector), since January 2013, where he also worked as Planning Officer of TOTVS S.A. between 2009 and 2012. Formerly, he was Manager of M&A and Investors’ Relations of TOTVS S.A. between 2006 and 2007. He was Audit Senior Manager of Ernst & Young Auditores Independentes (company which acts in accounting audit) where he worked in external audit projects between 1996 and 2004.

None of the companies above, except for the Company itself, is part of the economic group Fibria Celulose S.A.

Declaration of any convictions

Mr. Gilsomar Maia Sebastião has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Antônio Felizardo Leocadio	129.803.248-25	42	Accountant

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Alternate member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by Controlling shareholder
04/28/2015	05/28/2015	August 2016	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: PUC — Pontifícia Universidade Católica de São Paulo — Master Degree in Accounting and Finance; USP — Universidade de São Paulo — MBA in Capital Market; Universidade Mackenzie — Accounting Sciences bachelor degree.

Professional Experience:  Mr. Antônio Felizardo Leocadio is alternate member of the Fiscal Council of Fibria Celulose S.A. since April 2014. He is CFO of Gucci Brasil Importação e Exportação Ltda. (company which acts in luxury trade sector) since 2012. Previously was Controllership Officer of Walmart Brasil Ltda. (company which acts in the retail sector), between 2008 and 2012, responsible for the accounting, controllership and SOX areas. From 2007 to 2008, Mr. Antônio Felizardo Leocadio was also Accounting Manager of UBS Global Assets Management (company which acts in the financial sector), in Canadá.  Also worked from 2004 to 2006 in Thomson Corportion (international new agency) and in the 1996 to 2004 period in Ernest &Young Independent Auditors S.S. (company which acts in accounting audit).

None of the companies above, is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Antônio Felizardo Leocadio has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Antônio Sérgio Riede	201.299.809-78	58 years	Businessman

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Permanent member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by Controlling shareholder
04/28/2015	05/28/2015	August 2016	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	N/A

Experience

Graduated in Social Communication and Journalism by UNICEUB and Master in Business Management by Fundação Getúlio Vargas, Mr. Antonio Sergio Riede is President of theFiscal Council of Investimentos e Participações em Infraestrutura S.A. — Invepar (publicly held company which acts in infrastructure sector). He is President of the Executive Board of ANABB - Associação Nacional dos Funcionários do Banco do Brasil. He served as teacher of Postgraduation programs at Fundação Getúlio Vargas and IBMEC, in the áreas of Business Ethics and Sustainability.  He was Pernsonnel Management Officer at Banco do Brasil and President of CASSI - Caixa de Assistência dos Funcionários do Banco do Brasil.

None of the companies above, is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Antônio Sérgio Riede has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Name	Tax ID No. (CPF)	Age	Profession
Carlito Silverio Ludwig	124.124.900-82	68	Economist and Attorney

Management body	Elected position held	Other issuer positions held or duties
Fiscal Council	Alternate member of the Fiscal Council	N/A

Elected	Took office	Term of office ends	Elected by Controlling shareholder
04/28/2015	05/28/2015	August 2016	Yes

Independent Director	Criteria used to determine independence	Consecutive terms of office
No	N/A	1

Experience

Background: Bachelor’s Degree in Language from Faculdade de Filosofia, Ciências e Letras Dom Bosco and in Legal and Social Sciences from Faculdade de Direito de Santo Ângelo - Santo Ângelo. Postgraduated in Methodology of Higher Education from Universidade Federal do Rio Grande do Sul, Specialized in Literature from Pontifícia Universidade Católica do Rio Grande do Sul, Master Degree in Language - Applied Linguistics from Faculdade de Filosofia, Ciências e Letras Dom Bosco and a MBA in Auditing from Fundação Instituto de Pesquisas Atuariais e Finanças.

Professional Experience: Mr. Carlito Silverio Ludwing Between served as Municipal Secretary of Administration between 1971 and 1973, of the Alecrim City Hall, at Rio Grande do Sul. Between 1998 and 2000, served as Auditor in Banco do Brasil S.A. Between 2003 and 2006 also served as teacher at the Audit based on Risk Course of Banco do Brasil. Served, yet, as Financial and

Administrative Officer in Pará State Secretary for Education (Secretaria de Estado da Educação do Pará) from 2008 to 2009.

Mr. Carlito Silverio Ludwing was chairman of the Audit Committee of Banco da Amazônia (financial institution) between the 2010 to 2012, and he is currently member of the referred Committee since 2009

None of the companies above, is part of the economic group of Fibria Celulose S.A.

Declaration of any convictions

Mr. Carlito Silverio Ludwig has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, (ii) conviction in CVM administrative proceedings, (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

12.6                       In relation to each of the persons who acted as members of the board of directors in the previous fiscal year, provide tabulated data showing percentage attendance at meetings held in the same period, as of their taking office

Board member	Meetings attended (%)
Antônio Felizardo Leocadio	0%
Carlito Silverio Ludwing	0%
Geraldo Gianini	0%
Gilsomar Maia Sebastião	100%
Maurício Aquino Halewicz	100%

12.7.                    Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and remuneration committees, even if such committees or structures are not statutory:

Not applicable, considering that the Fiscal Council members indicated in the presente Proposal are not part of any Committee of the Company.

12.8                       In relation to each of the persons who acted as members of statutory bodies, or of the audit, finance or compensation committees, even if said committees are not statutory, provide tabulated data showing percentage attendance at meetings held in the same period, as of their taking office:

Not applicable, considering that the Fiscal Council members indicated in the presente Proposal are not part of any Committee of the Company.

12.9                       Marital, civil partnership or kinship relation to the second degree between:

a. members of issuer’s senior management

b. (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlled subsidiaries

c. (i) members of issuer’s senior management and those of its directly or indirectly and controlled subsidiaries and (ii) issuer’s direct or indirect controlling shareholders

d. (i) members of issuer’s senior management and (ii) members of senior management of issuer’s directly or indirectly controlling companies

There are no marital, civil partnership or kinship relations between (a) members of the company’s senior management; (b) members of the Company’s senior management and those of its directly or indirectly controlled subsidiaries; (c) members of the Company’s senior management or its directly or indirectly controlled subsidiaries, or its direct or indirect controlling shareholders; (c) members of the Company’s senior management or its directly or indirectly controlling companies.

12.10.             Report any relations of subordination, services provided or control in the last three fiscal years between members of issuer’s senior management and:

a.                                     any company directly or indirectly controlled by issuer, except for those in which their entire share capital is directly or indirectly held by issuer

b.                                     issuer’s directly or indirectly controlling shareholder

c.                                      if material, any issuer supplier, client, debtor or creditor, any of its subsidiaries or controlling companies, or any of its subsidiaries controlled by any of these persons

There are no relationships of subordination between the Fiscal Council’s members and (a) a company controlled directly or indirectly by the Company; (b) the company’s direct or indirect controlling shareholders; (c) suppliers, clients, debtors or significant creditors of the Company, its subsidiaries or its controlling companies.

EXHIBIT VII MANAGEMENT’S COMPENSATION (ITEM 13 OF CVM INSTRUCTION 480/2009)

13. Management compensation

13.1.                     Describe the compensation policy or practice for the board of directors, the statutory and non-statutory executive board, the fiscal council, the statutory committees and the audit, risk, finance and compensation committees, covering the following aspects

a.                                      objectives of the compensation policy or practice

The compensation policy of the Company and its subsidiaries for the members of its Board of Directors, the Statutory and Non-Statutory Executive Board, the Fiscal Council, the Statutory Audit Committee and the other advisory committees to the Board of Directors, has the following objectives and assumptions:

•                  To attract, retain and motivate managers, providing the conditions necessary for the development and implementation of the Company’s business strategies;

•                  To align the interests of the managers, the shareholders and the Company to create sustainable value for Fibria;

•                  To encourage and reward individual performance by managers, taking into account the range of the Company’s financial and strategic targets;

•                  To reflect the Company’s culture and values: ethics, solidity, respect, entrepreneurship and union;

•                  To provide managers with competitive levels of compensation in relation to that practiced in selected markets;

•                  To strike a proper balance between fixed and variable compensation, in the short and long term, in accordance with the Company culture; and

•                  To allow communication between managers, the Company and the staff relating to their understanding and the application of the compensation policy.

The compensation policy — both fixed and variable — is based on selected market research carried out by independent external firms.

b.                                      makeup of compensation, with:

i)                                         a description of the elements of compensation and the objectives of each of them

Board of Directors

Compensation of the members of the Company Board of Directors is limited to a fixed monthly payment. If a member of the Board of Directors is also a member of a committee, he is paid an additional fixed monthly sum, which is part of the fixed compensation of the Board of Directors, and booked as “compensation for membership of committees” — according to the classification defined in CVM Instruction 480.

Only the Chairman of the Board of Directors receives a direct or indirect benefit, in this case medical insurance. The other Board members are not eligible for this benefit. This practice, which was adopted in 2012, 2013 and 2014, is to continue in 2015.

It should be noted that two of the members elected to the Company Board of Directors who were appointed by the shareholder BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), a signatory to the Company Shareholders’ Agreement dated October 29, 2009, and amended on October 29, 2014, waived their right to compensation as Board members. The Board members appointed by Votorantim Industrial S.A. (“VID”), also a signatory to the said Shareholders’ Agreement, initially waived their right to compensation, but started receiving it in May 2013.

It should also be noted that for Board members there is no policy or practice for variable or share-based compensation, and none was paid in the years 2012, 2013 or 2014 or is forecast for 2015.

The amount of the fixed compensation of the Board of Directors is based on market research carried out by an independent external firm, which considers organizations of the same size as the Company operating in Brazil, Europe and the United States. After defining the aggregate figure for compensation, which is decided by the shareholders in General Meeting, the individual compensation policy and the amount awarded to each Board member are defined and approved at a meeting of the Board itself.

The above-mentioned compensation of the Board of Directors is aimed at rewarding board members adequately for their attendance at meetings and for their contribution to the Board and to the Company. The additional benefit paid to the Chairman of the Board is in consideration for the greater number of functions performed.

Statutory and Non-Statutory Executive Board

The total compensation of the Statutory and Non-Statutory Executive Board of the Company and its subsidiaries consists of the following elements:

•                                           Fixed monthly compensation: the aim is to recognize and reflect the value of the position both within the Company and externally (in the market), as well as the executive’s individual performance, experience, training and skills (for more information, see item 13.1 b III, Fixed Compensation).

•                                           Benefits: aimed at supplementing state social security benefits and providing more security for Statutory and Non-Statutory Officers, allowing them to focus on carrying out their functions. The benefits granted are: medical insurance, dental care, group life insurance, company car, private pension scheme, vacation pay, 13th month salary, FGTS, social security, post-employment benefits and severance pay. The benefits are intended to ensure that the compensation offered is competitive, so as to attract and retain high quality staff in key positions (for more information, see item 13.1 b III, Benefits). There are no benefits other than those listed in this paragraph.

•                                           Variable Compensation: aimed at rewarding Officers who achieve or exceed individual and Company targets, which are aligned with the budget, with strategic planning and with the market (for more information, see item 13.1 b III, Variable Compensation and Rewards for Synergy). Variable compensation consists of: a long-term incentive plan; a severance bonus; invested variable compensation; a deferred bonus and possible extraordinary awards.

(i)                                      Long-Term Incentive Plan: its aim is to reinforce the levels of retention of key executives and align their interest with those of the shareholders, creating value through consistent long-term results. The plan in force up to the end of the year ended December 31, 2013, was based on the concept of “phantom” stock options, whereby a financial award referred to as an “option” was granted, based on the long-term increase in the value of the Company measured by changes in the Fibria share price on the stock exchange. At an Extraordinary General Meeting of the Company held on April 25, 2014, a General Plan for the Grant of Stock Options in Fibria Celulose S.A. (the “Option Plan”) was approved, to substitute the “phantom” stock options described above. Members of the Statutory and Non-Statutory Executive Board are eligible for the plan, as well as management-level executives, subject to nomination and approval by the Board of Directors. This Option Plan gives beneficiaries the option to purchase shares in the Company and effectively to become shareholders, sharing in the success of the business through the increase in the value of the shares, and also being subject to the risks inherent in the capital market. The anticipated result is a better alignment between the managers who benefit from the Option Plan and the shareholders, long-term action and vision, and the creation of value for the Company (for more information, see item 13.1 b III, Long-Term

Incentive Plan). The Option Plan may be canceled at any time by a decision of the General Meeting. It is effective as from the beginning of the year in which it is approved. The termination of the Option Plan will not affect the efficacy and validity of the options previously granted which are still in force under the terms of the plan. Rights acquired under the long-term incentive plan for “phantom” stock options, which was in force up to December 2013, will be respected as long as there are still amounts receivable outstanding.

(ii)                                   Severance Bonus: Officers are entitled to a bonus on leaving the Company. However, as of the date of this Reference Form, there is no contractual arrangement covering a Severance Bonus for members of the Executive Board. (For more information, see item 13.1 b III, Severance Bonus)

(iii)                                Invested Variable Compensation: this program caters for the possibility that Statutory and Non-Statutory Officers may opt, individually and of their own accord, to receive part of their variable compensation after 2 years, adjusted by the growth in the value of the Company measured by the change in its share price over the period.

(iv)                               Deferred Bonus: a bonus to be paid in Reais exclusively to non-statutory officers, as a retention plan, subject to their staying with the Company for a minimum period of three years.

The Board of Directors may also grant or establish extraordinary awards for Statutory and Non-Statutory Officers, based on specific targets related to major projects or particular events. Variable compensation of this nature is reported in this Form under item 13.2.(c ) “i”, in the “others” category”.

Based on the above assumptions, the Company regularly takes part in executive compensation surveys undertaken by specialist external firms, and uses the results of these surveys to adjust the fixed compensation paid to its Officers (salaries, fees and benefits) to the average compensation paid in the market. Direct compensation (variable compensation and long-term incentives), taking into account the statistical measures used in the definition of a compensation policy by consultancy firms in order to bring the executive compensation of a specific company into line with the comparable market average, as shown by the surveys, represents 75% of the total compensation received by Officers. We would point out that payment of short and long-term variable compensation, in line with the third quartile of the market, is subject to exceeding the targets set in the Company’s business plan at performance level 400 (this is a measure used by the Company which goes from 100 to 500, to assess targets agreed for the payment of variable compensation each year).

Performance level 400 corresponds to the mean between the target to be achieved and the maximum exceptional over-target performance.

The companies surveyed which provide the market basis for the Company are selected on the following criteria:

•                                           Size (revenue) similar to that of the Company;

•                                           Industries in different sectors, but chiefly commodities producers;

•                                           Domestic companies and subsidiaries of foreign companies which are leaders in their sectors; and

•                                           Consistent compensation practices that are recognized in the market.

Fiscal Council

During 2012, 2013 and 2014, compensation for members of the Fiscal Council of the Company consisted only of a fixed monthly amount, without any direct or indirect benefits.

The monthly compensation of the Fiscal Council, as provided for in Law No. 6404/76, section 3 of Article 162, is fixed at the equivalent of at least 10% of the average monthly compensation of all the Officers of the Company, ignoring benefits, entertainment allowances and profit-sharing.

The compensation of the Chairman of the Fiscal Council is about 45% more than that received by other council members. This is because of the additional duties involving preparing and chairing Fiscal Council meetings, and is in accordance with the market research carried out for the Company by an executive compensation consultancy firm. Company policy determines that the fixed monthly compensation of the Chairman of the Fiscal Council cannot be more than 20% of the average monthly compensation of the Officers.

The compensation policy for the Fiscal Council in 2012, 2013 and 2014, and the proposed compensation for 2015, do not include any variable compensation, post-employment benefits, severance bonus or share-based compensation.

Audit and Risk Committee

The Company Audit and Risk Committee was discontinued in April 2013, when the Statutory Audit Committee was set up. Thus the members of the Audit and Risk Committee only received compensation up to and including April 2013.

The Committee members received fixed compensation only, without any direct or indirect benefits.

Their compensation was determined on the basis of a market compensation survey, so that Committee members should be paid in line with market practice. In 2012 and 2013 only the coordinator of the Committee received additional compensation, due to the responsibilities and duties involved. The coordinator’s fixed monthly compensation was 50% higher than that of the other Committee members.

The compensation policy for the Audit and Risk Committee in 2012 and 2013 did not include any variable compensation, direct, indirect or post-employment benefits, severance bonus or share-based compensation.

Finance Committee

The members of this Committee are Fibria executives, members of the Company Board of Directors, and others appointed by the shareholders. Since May 2013, all members of the Finance Committee have received only fixed monthly compensation, without any direct or indirect benefits.

People and Compensation Committee

Members of the People and Compensation Committee receive only fixed monthly compensation, without any direct or indirect benefits. The monthly payment is determined by comparison with their peers in the market, based on surveys carried out by a specialist consultancy firm. The compensation policy for the People and Compensation Committee in 2012, 2013 and 2014, and the proposed compensation for 2015, do not include any variable compensation, post-employment benefits, severance bonus or share-based compensation.

Of the 5 members of the People and Compensation Committee, 3 have been receiving compensation since May 2013.

Two members of this Committee, who are also members of the Board of Directors, are paid an additional fixed monthly sum, which is part of the fixed compensation of the Board of Directors, and booked as “compensation for membership of committees” — according to the classification defined in CVM Instruction 480 — as mentioned above in item 13.1.b.i - Board of Directors.

Sustainability Committee

All members of the Sustainability Committee receive fixed annual compensation, determined on the basis of advice from a firm specializing in pay for lecturers or professors per day of work. No direct or indirect benefit is granted to members of this Committee. The compensation policy for the Sustainability Committee in 2012, 2013 and 2014, and the proposed compensation for 2015, do not include any variable compensation, post-employment benefits, severance bonus or share-based compensation.

Compensation of the members of this Committee consists of an annual payment based on a forecast of 3 meetings per year. The amount does not change, however, if meetings are held more or less frequently during the year.

Of the 9 members of the Sustainability Committee, 4 receive compensation.

Innovation Committee

Members of the Innovation Committee receive only fixed monthly compensation, without any direct or indirect benefits. The monthly payment is determined by comparison with their peers in the market, based on surveys carried out by a specialist consultancy firm.

Of the 6 members of the Innovation Committee, 4 have been receiving compensation since May 2013.

The members of this Committee, who are also members of the Board of Directors, are paid an additional fixed monthly sum, which is part of the fixed compensation of the Board of Directors, and booked as “compensation for membership of committees” — according to the classification defined in CVM Instruction 480 — as mentioned above in item 13.1.b.i - Board of Directors.

Statutory Audit Committee (CAE)

The Statutory Audit Committee was approved at the Annual and Extraordinary General Meeting held on April 26, 2013, and its members were appointed by the Board of Directors on May 27, 2013. Members of the Statutory Audit Committee are entitled to fixed monthly compensation, without any direct or indirect benefits. The monthly payment is determined by comparison with their peers in the market, based on surveys carried out by a specialist consultancy firm.

The compensation policy for the Statutory Audit Committee in 2012, 2013 and 2014, and the proposed compensation for 2015, do not include any variable compensation, post-employment benefits, severance bonus or share-based compensation.

ii)            proportion of each component in total compensation

	Year 2014
Components of Compensation	Board of Directors	Fiscal Council	Statutory Executive Board	Non- Statutory Exec. Board	Audit/ Risk Committee (4)	People Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation	100%	100%	15%	40%	100%	100%	100%	100%	100%	100%
Benefits (1)	0%	0%	7%	13%	0%	0%	0%	0%	0%	0%
Variable Compensation (2) (3)	0%	0%	61%	47%	0%	0%	0%	0%	0%	0%
Long-Term Incentive Plan (4)	0%	0%	17%	0%	0%	0%	0%	0%	0%	0%
TOTAL	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Key:

(1)         Benefits included as legal entitlement:

a.              Medical and/or dental insurance

b.              Life insurance

c.               Company car and expenses

d.              Private pension plan

e.               Vacation pay, 13th salary, FGTS, Social security

f.                Post-employment

g.               Severance pay

(2)         Variable compensation is made up of the components listed in item 13.b.i above.

(3)         The amount given here for variable compensation is the amount recognized in 2014 and paid on February 27, 2015.

(4)         The amount given for long-term incentive plan includes only the grants of “phantom” stock options still outstanding in 2015, and also the options granted under the Stock Option Plan in 2014.

(5)         The Company Audit and Risk Committee was discontinued in April 2013, when the Statutory Audit Committee was set up. Thus the members of the Audit and Risk Committee only received compensation up to and including April 2013.

Note:

In the Board of Directors column, benefits refer to medical insurance provided for the Chairman of the Board only. For the Statutory and Non-Statutory Executive Board, the benefits are all the direct and indirect benefits listed above.

iii)           method for calculating and adjusting each element of compensation

Fixed Compensation

Fixed compensation is calculated and adjusted according to the following parameters:

•                  Market data for jobs with similar responsibilities obtained from salary surveys, taking into account the Company’s strategy for fixed compensation (mean);

•                  Internal value of the position, i.e. in relation to jobs in other areas (internal equity)

•                  Individual performance according to the Company’s assessment system;

•                  Experience and maturity of the executive holding the position; and

•                  Other factors, such as executives with high potential for advancement, retention risks, specific skills and abilities that are scarce in the market.

Market data are obtained through salary surveys carried out by a specialist consultancy firm, engaged by the Company, on the basis of a relevant group of companies that are comparable in terms of size, sector and source of capital.

Benefits

Benefits are determined and adjusted on the basis of market practices and according to the positioning required by the Company (mean). Market data is obtained through salary surveys carried out by a specialist consultancy firm, engaged by the Company, on the basis of a relevant group of companies that are comparable in terms of size, sector and source of capital.

Variable Compensation

Variable compensation paid to the Statutory and Non-Statutory Executive Board is based on the concept of profit sharing, with a target for awards (300 goal) fixed in multiples of salary. This is based on the Company’s compensation philosophy combined with a system of agreed targets. The so-called “500 goal” corresponds to the “stretch” goal, and gives an award 50% higher than the award for the 300 goal or target. Goals are defined for weighted financial and strategic indicators in the categories i) company, ii) area, and iii) individual. The indicators are reviewed annually, in line with the Company’s business practices. For 2012, 2013 and 2014, financial indicators were CVA (Cash Value Added) and FCF (Free Cash Flow). Financial goals are based on the budget approved by the Board of Directors. Attainment of goals is assessed at the end of the year, and awards are calculated according to a weighted addition formula. Final awards can vary from 0 to 150% of the target award. Awards are paid in the February following the year for which results are calculated. A revised version of this program was approved by the Board of Directors in February 2012.

Invested Variable Compensation

This program caters for the possibility that Statutory and Non-Statutory Officers may opt, individually and of their own accord, to receive part of their variable compensation after 2 years, adjusted by the growth in the value of the Company measured by the change in its share price over the period.

Award for Synergy

Up to 2014 the Synergy Prize was awarded for obtaining synergies in the process of integration of Votorantim Celulose e Papel S.A. (“VCP”) (as the Company was formerly called) and Aracruz Celulose S.A. (“Aracruz”), to form Fibria. As of the date of this Form the prize is no longer in existence.

Long-Term Incentives

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares)

Only Statutory and Non-Statutory Officers are eligible for the Long-Term Incentive Plan.

The long-term incentive plan for the Statutory and Non-Statutory Executive Board in force up to the end of 2013 was replaced by a General Stock Option Plan for the purchase of Fibria Celulose S.A. shares at an Extraordinary General Meeting held on April 25, 2014.

The plan was based on the grant of an opportunity for future financial reward, known as an “option”(1), according to the long-term increase in the value of the Company measured by changes in the Fibria share price on the stock exchange between the date of grant and the date of exercise of the option. Under the plan, the Board of Directors, advised by the People and Compensation Committee, could create new grants of the plan (“programs”) each year, determining which Statutory and Non-Statutory Officers were eligible, the number of options to be granted and the amounts involved. Initially, the value of the share for purposes of initial calculation of the plan was based on the average share price over the preceding six months. Subsequently, in February 2012, this was changed and the value was then calculated as the average price of the share on the stock exchange for the 3 months preceding the grant date. There was a 3-year vesting period, and the executive had to remain with the Company during this time. Exceptionally, the first grant of options, known as the 2009 Program, had a scaled vesting period, with exercise rights being acquired at 1/3 per year as from 2010. In the event of an executive leaving the Company during the vesting period, specific rules were applicable to outstanding options, depending on the situation. After the vesting period, the executive had a further 5 years in which to exercise the options. All options not exercised during this period would expire. The potential gain for the executive would be the difference between the average price of the share during the 3 months preceding the

(1)  “Option”, as used in this Reference Form in the context of phantom stock options, is simply a right to long-term compensation. It is not to be confused with “stock option”, which is part of the Option Plan approved by the Extraordinary General Meeting held on April 25, 2014.

exercise date and the exercise price, multiplied by the number of options granted. Upon each grant, the Board of Directors established a minimum target increase in share value, below which no award would be paid. The maximum award was limited to twice the target award, in accordance with the Company’s compensation strategy.

General Stock Option Plan for Purchase of Fibria Celulose S.A Shares (“Option Plan”), approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

Potential beneficiaries of the Option Plan are members of the Statutory and Non-Statutory Executive Board of the Company and executives in management positions.

The Option Plan is administered by the Company Board of Directors, who have the power, within limits fixed by the General Meeting, to take the necessary and proper steps to manage the Option Plan, including: (a) the grant of options under the plan, and the drafting and application of specific rules for each grant, subject to the terms of the Option Plan; (b) the selection of Beneficiaries of the Option Plan and authorization to issue stock options in their favor, setting all the conditions for the options granted and amending these conditions when necessary to bring them into line with new laws, rules or regulations; and (c) the issue of new Company shares, within the limits of authorized capital, and/or the transfer of treasury shares, to meet stock options exercised.

The stock options granted under the Option Plan may confer purchase rights over shares not exceeding 1.5% of the total shares issued by the Company, provided that the total number of shares issued or that may be issued under the Option Plan is always within the limit of the Company’s authorized capital.

Shares corresponding to options cancelled, withdrawn, expiring or lapsed, for any reason, shall not be included for the purposes of the limit referred to in the preceding paragraph, and shall therefore be available again for granting under the Option Plan.

The Board of Directors is responsible for fixing the exercise price of the stock options granted under the Option Plan, according to the average price of the shares, weighted by volume, over the last 90 days immediately preceding the date of the grant. This calculation may be adjusted by the Board of Directors in any year, taking into account the Company’s strategic plan.

The Board of Directors may impose terms or conditions precedent for the exercise of each option and, subject to the minimum conditions included in the Option Plan, may restrict the transfer of shares purchased through the exercise of options. It may also reserve repurchase options for the Company or preemptive rights in the event that a Beneficiary disposes of shares, up to the end of the period and/or the fulfillment of the said terms and conditions precedent.

The exercise of options granted under this Option Plan is subject to a vesting period of at least 36 months from the grant date. The options must be exercised within 36 months from the end of the vesting period, and expire after this date.

Severance Bonus

Statutory Officers are eligible to receive a bonus on leaving the company, which was ratified by an agreement at the time of the merger between Aracruz and the former VCP. However, as of the date of this Reference Form, there is no contractual arrangement for a Severance Bonus. For more information, see item 13.12.

iv)                                  justification for the make-up of the compensation

Compensation of the Board of Directors

In respect of compensation paid to members of the Board of Directors, the primary objectives are to attract Directors with suitable reputations and profiles, and to give them the conditions necessary to perform their functions.

Compensation of the Statutory and Non-Statutory Executive Board

The make-up of the compensation paid to the Statutory and Non-Statutory Executive Board, in respect of both its components and the weighting of each of them, reflects:

•                  Competitiveness in the market, which consists of selected companies, to allow executives with the required qualifications to be attracted and retained;

•                  The possibility of linking a significant portion of total compensation to the Company’s results;

•                  The desire for balance between different elements of compensation, to encourage the generation of short, medium and long-term results, with moderate levels of risk; and

•                  The possibility of a balance between short and long-term variable compensation, so as to produce sustainable annual results and at the same time create value for shareholders.

Compensation of the Fiscal Council

In respect of compensation paid to members of the Fiscal Council, the primary objectives are to attract Members with suitable reputations and profiles, and to give them the conditions necessary to perform their functions, within the limits determined by law.

Compensation of Committees

In respect of compensation paid to Committee members, the primary objectives are to attract Members with suitable reputations and profiles, and to give them the conditions necessary to perform their functions.

c.                             key performance indicators taken into account in determining each element of compensation

In the case of Statutory and Non-Statutory Officers:

•                  Fixed compensation is adjusted annually on the basis of a market survey, the Company’s results and individual performance, this last linked to specific targets;

•                  Annual variable compensation depends on financial and strategic indicators, defined annually by the Board of Directors, in line with the Company’s business plan. For 2012, 2013, 2014 and the 2015 forecast, the corporate (not individual) indicators set are Cash Value Added, Discounted Cash Flow, Synergies and Occupational Safety.

•                  The new long-term incentive plan is directly related to the Company’s share price, i.e. its market value.

•                  The invested variable compensation plan is directly related to changes in the Company’s share price.

Members of the Board of Directors are eligible only for fixed compensation, in line with market practice, and are not subject to performance indicators. The rationale for this model is that:

•                  Members of the Board of Directors need to be totally independent in assessing the proposals of the Executive Board. In this way compensation systems that may create conflicts of interest are avoided; and

•                  Members of the Board of Directors are professionals with broad experience and a good reputation in the market, with a background of professional success.

Members of the Fiscal Council and Committees also receive only fixed compensation, and are not subject to performance indicators which would be incompatible with their functions.

d.                            how compensation is structured to reflect changes in performance indicators

In the case of the Statutory and Non-Statutory Executive Board:

•                  Fixed compensation is adjusted annually on the basis of a market survey, the Company’s results and individual performance, this last linked to specific targets;

•                  As described in item 13.1.b, variable compensation paid to the Statutory and Non-Statutory Executive Board is based on the concept of profit sharing, with a target for awards fixed in multiples of salary. This is based on the Company’s compensation philosophy combined with a system of agreed targets. Goals are defined for weighted financial and strategic indicators in the categories i) company, ii) area and iii) individual. For each indicator there is a range of targets, correlated with a range of awards. The central point of the range (“300 goal”) corresponds to the target award which is paid in the event of full achievement (100% of goals). If targets are exceeded, the award increase up to a limit of 150% of the target (“500 goal” or “stretch”). There is a tolerance range below targets, down to a minimum (“100 goal”), below which there is no award;

•                  The long-term incentive plan is directly related to the Company’s share price, i.e. its market value.

•                  The invested variable compensation plan is directly related to changes in the Company’s share price.

Members of the Board of Directors, the Fiscal Council and the Committees are eligible for fixed compensation only, and therefore not subject to performance indicators.

e. how the compensation policy or practice is aligned with the issuer’s interests in the short, medium and long term

The Company’s compensation strategy is aimed at attracting, retaining and motivating qualified professionals to develop and implement business strategies approved by the shareholders, which will result in the creation of sustainable value. The mechanics of the variable annual compensation plan link rewards to financial measures of growth, results and value, in the short and medium term (CVA and FCF). The long-term incentive plan approved by the Board of Directors on August 25, 2010, consisted of a cash award based on the increase in the Company’s value as measured by the share price, over a predetermined period of time. Although this plan did not provide for the actual trading of the shares, it linked compensation to the future growth in Company market value through the long-term increase in its share price. This, in turn, depended directly on the growth and sustainability of annual results achieved, among other factors. The phantom stock options were replaced by a General Stock Option Plan, based on the concept of options to buy shares and, therefore, directly linked to the growth of the Company’s market value, i.e. the long-term increase in its share price.

Thus the compensation policy described in item 13.1 of this Reference Form is intended to encourage staff to obtain the highest possible returns from the

Company’s investments and projects, bringing their interests into line with those of the Company. In the short term, the Company seeks to align these interests by means of salaries and benefit packages that are competitive in the market. In the medium term, through the payment of bonuses and profit sharing to certain members of the staff, the aim is to reward them when individual and Company targets are met or exceeded, in line with the budget, the strategic plan and the market, and when synergies are obtained in the VCP-Aracruz integration process. Finally, in the long term, interests will be aligned through the growth in the Company’s market value, i.e. the increase in its share price.

f.                                   existence of compensation paid by subsidiaries or direct or indirect controlling shareholders

No compensation was paid by subsidiaries or direct or indirect controlling shareholders in 2012, 2013 or 2014.

g. existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of control of the issuer

The employment contracts of the Company managers do not include any compensation or benefits linked to corporate events. However the Company’s compensation policy allows the Board of Directors to approve awards at its own discretion if it thinks fit.

13.2.                Please provide a table with the following details of compensation paid in the last 3 years, and forecast for this year, to the board of directors, the statutory executive board and the fiscal council

a.                                    body

b.                                    number of members

c.                                     compensation divided into:

i.                  fixed annual compensation, broken down into:

•                  salary or fees

•                  direct and indirect benefits

•                  compensation for membership of committees

•                  others

ii.              variable compensation, broken down into:

•                  bonus

•                  profit sharing

•                  compensation for attendance at meetings

•                  commission

•                  others

iii.          post-employment benefits

iv.           severance benefits

v.               share-based compensation

Total compensation of the Board of Directors, statutory executive board and Fiscal Council in 2012

	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	5.00	11.08	3.00	19.08
Fixed Annual Compensation	2,919,104.89	12,401,630.10	432,671.90	15,753,406.90
Basic Salary (“Fixed”)	2,274,999.96	7,173,660.06	360,559.92	9,809,219.94
Direct and Indirect Benefits	15,104.94	3,186,557.88	0.00	3,201,662.82
Compensation for Committees	145,000.00	0.00	0.00	145,000.00
Others (c.i)	483,999.99	2,041,412.16	72,111.98	2,597,524.13
Others (fixed compensation): refers to employer’s contribution to INSS paid on basic fees for the year 2012
Variable Annual Compensation	0.00	12,455,450.60	0.00	12,455,450.60
Bonus (“Variable Compensation”)	0.00	12,172,316.85	0.00	12,172,316.85
Profit Sharing	0.00	0.00	0.00	0.00
Compensation for attendance at meetings	0.00	0.00	0.00	0.00
Commission	0.00	0.00	0.00	0.00
Others (c.ii)	0.00	283,133.75	0.00	283,133.75
Others (variable compensation): For 2012, refers to INSS contribution on variable compensation.
Post-employment benefits	137,635.20	35,464.45	0.00	173,099.65
Severance benefits	0.00	2,838,775.67	0.00	2,838,775.67
Share-based compensation	0.00	471,398.22	0.00	471,398.22
Total	3,056,740.09	28,202,719.04	432,671.90	31,692,131.04

Note:

Bonus (“Variable Compensation”): refers to variable compensation and synergies.

Post-employment benefits: Refers to medical insurance continuing for some months after former officers left the Company, and a former member of the Board of Directors who continues to receive monthly compensation.

Severance benefits: refers to amounts of INSS and FGTS payable on leaving the company.

Share-based compensation: refers to the value of grants in 2012, still on the basis of the phantom stock options plan.

Number of members: The number of members of each body is the annual average of consolidated monthly numbers of those receiving compensation in the Company and its subsidiaries.

Total Compensation: The information provided in the table above are consolidated, considering the information of the Company and its subsidiaries.

Total compensation of the Board of Directors, statutory executive board and Fiscal Council in 2013

	Board of Directors	Statutory Executive Board	Fiscal Council	Total

Number of members	7.00	11,08	3.00	21.08
Fixed Annual Compensation	3,596,019.73	9,372,401.32	424,186.64	13,392,607.69
Basic Salary (“Fixed”)	3,287,756.61	6,554,694.00	424,186.64	10,266,637.25
Direct and Indirect Benefits	16,263.12	2,706,399.72	—	2,722,662.84
Compensation for Committees	292,000.00	—	—	292,000.00
Others (c.i)	—	111,307.60	—	111,307.60
Variable Annual Compensation	—	16,903,723.23	—	16,903,723.23
Bonus (“Variable Compensation”)	—	16,903,723.23	—	16,903,723.23
Profit Sharing	—	—	—	—
Compensation for attendance at meetings	—	—	—	—
Commission	—	—	—	—
Others (c.ii)	—	—	—	—
Post-employment benefits	9,558.00	11,372.36	—	20,930.36
Severance benefits	—	1,586,981.23	—	1,586,981.23
Share-based compensation	—	5,424,743.93	—	5,424,743.93
Total	3,605,577.73	33,299,222.07	424,186.64	37,328,986.44

Note:

Bonus (“Variable Compensation”): refers to variable compensation and synergies.

Post-employment benefits: refers to the extended employment of a former member of the Board of Directors who is receiving monthly compensation.

Severance benefits: refers to amounts of FGTS payable on leaving the company.

Share-based compensation: refers to the value of grants in 2013, still on the basis of the phantom stock options plan.

Number of members: The number of members of each body is the annual average of consolidated monthly numbers of those receiving compensation in the Company and its subsidiaries.

Total Compensation: The information provided in the table above are consolidated, considering the information of the Company and its subsidiaries.

Total compensation of the Board of Directors, statutory executive board and Fiscal Council in 2014

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8	11	3	22
Fixed Annual Compensation	4,202,841.54	9,847,904.30	456,000.00	14,506,745.84
Basic Salary (“Fixed”)	4,184,105.82	6,812,435.65	456,000.00	11,452,541.47
Direct and Indirect Benefits	18,735.72	2,917,654.14	—	2,936,389.86
Compensation for Committees	—	—	—	—
Others (c.i)	—	117,814.51	—	117,814.51
Variable Annual Compensation	—	27,966,229.60	—	27,966,229.60
Bonus (“Variable Compensation”)	—	27,966,229.60	—	27,966,229.60
Profit Sharing	—	—	—	—
Compensation for attendance at meetings	—	—	—	—
Commission	—	—	—	—
Others (c.ii)	—	—	—	—
Post-employment benefits	—	—	—	—
Severance benefits	—	—	—	—
Share-based compensation	—	7,933,862.47	—	—
Total	4,202,841.54	45,747,996.37	456,000.00	50,406,837.91

Note:

Bonus (“Variable Compensation”): refers to variable compensation and synergies.

Share-based compensation: refers to the value recognized in 2014 of grants based on the Long-Term Incentive Plan (phantom stock options) and the Option Plan. The Company’s understanding is that the amounts shown in this item should not be regarded as compensation, since the shares are purchased by its employees. Thus these amounts are shown only to meet a requirement of the Securities Commission (CVM) and should not be taken into account for labor, tax or social security purposes.

Number of members: The number of members of each body is the annual average of consolidated monthly numbers of those receiving compensation in the Company and its subsidiaries.

Total Compensation: The information provided in the table above are consolidated, considering the information of the Company and its subsidiaries.

Total compensation of the Board of Directors, statutory executive board and Fiscal Council forecast for 2015

	Board of Directors	Statutory Executive Board	Fiscal Council	2015 (Forecast) VC scenario at Maximum Value (“stretch”)
Number of members	8	6	3	17
Fixed Annual Compensation	4,925,301.76	13,675,578.17	456,000.00	19,056,879.93
Basic Salary (“Fixed”)	4,906,000.00	6,315,920.00	456,000.00	11,677,920.00
Direct and Indirect Benefits	19,301.76	7,359,658.17	—	7,378,959.93
Compensation for Committees	—	—	—	—
Others (c.i)	—	—	—	—
Variable Annual Compensation	—	26,184,483.67	—	26,184,483.67
Bonus (“Variable Compensation”)	—	26,184,483.67	—	26,184,483.67
Profit Sharing	—	—	—	—
Compensation for attendance at meetings	—	—	—	—
Commission	—	—	—	—
Others (c.ii)	—	—	—	—
Post-employment benefits	—	—	—	—
Severance benefits	—	—	—	—
Share-based compensation	—	5,230,636.40	—	5,230,636.40
Total	4,925,301.76	45,090,698.24	456,000.00	50,472,000.00

Note:

Number of members: The number of members of each body is the annual average of consolidated monthly numbers of those receiving compensation in the Company and its subsidiaries.

Share-based compensation: refers to the forecast for the current year based on the Long-Term Incentive Plan (phantom stock options) and the Stock Option Plan. The Company’s understanding is that the amounts shown in this item should not be regarded as compensation, since the shares are purchased by its employees. Thus these amounts are shown only to meet a requirement of the Securities Commission (CVM) and should not be taken into account for labor, tax or social security purposes.

Total Compensation: The information provided in the table above, containing the amounts forecast for 2015, considers only the Company and not the amounts regarding its subsidiaries, as provided in the previous years.

d.                                 amount, per management body, of compensation of the Board of Directors, statutory executive board and Fiscal Council in 2012

				2015 (Forecast)
Year	2012	2013	2014	VC scenario at Maximum Value (“stretch”)
Board of Directors	3,056,740.09	3,605,577.73	4,202,841.54	4,925,301.76
Statutory Executive Board	28,202,719.04	33,299,222.07	45,747,996.37	45,090,698.24
Fiscal Council	432,671.90	424,186.64	456,000.00	456,000.00
Total	31,692,131.03	37,328,986.45	50,406,837.91	50,472,000.00

e.                                       total compensation of the Board of Directors, statutory executive board and Fiscal Council

				2015 (Forecast)
Total Compensation	2012	2013	2014	VC scenario at Maximum Value (“stretch”)
Total (Board of Directors, Fiscal Council and Statutory Executive Board)	31,692,131.03	37,328,986.45	50,406,837.91	50,472,000.00

13.3.                Please provide a table with the following details of variable compensation paid in the last 3 years, and forecast for this year, to the board of directors, the statutory executive board and the fiscal council

a.                                      body

b.                                      number of members

c.                                       in respect of bonus:

i.                                          minimum amount provided for in the compensation plan

ii.                                      maximum amount provided for in the compensation plan

iii.                                  amount provided for in the compensation plan, if targets are met

iv.                                   amounts actually recognized in income in the last 3 years

d.                                      in respect of profit sharing:

i.                                          minimum amount provided for in the compensation plan

ii.                                      maximum amount provided for in the compensation plan

iii.                                  amount provided for in the compensation plan, if targets are met

iv.                                   amounts actually recognized in income in the last 3 years.

Variable compensation recognized for the year 2012

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	5.00	11.08	3.00	19.08
Bonus (“Variable Compensation”)
Minimum amount forecast in the plan	0.00	1.00	0.00	1.00
Maximum amount forecast in the plan	0.00	7,752,609.84	0.00	7,752,609.84
Target amount	0.00	5,262,877.46	0.00	5,262,877.46
Amount recognized in income	0.00	12,172,316.85	0.00	12,173,316.85
Profit Sharing
Minimum amount forecast in the plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously indicated, there is no variable compensation for members of the Board of Directors or the Fiscal Council.

The information in this item is shown in consolidated form, for the Company and its subsidiaries.

Variable compensation recognized for the year 2013

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	7.00	11.08	3.00	21.08
Bonus (“Variable Compensation”)
Minimum amount forecast in the plan	0.00	1.00	0.00	1.00
Maximum amount forecast in the plan	0.00	13,106,036.05	0.00	13,106,036.05
Target amount	0.00	9,440,333.51	0.00	9,440,333.51
Amount recognized in income	0.00	16,903,723.23	0.00	16,903,723.23
Profit Sharing
Minimum amount forecast in the plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously indicated, there is no variable compensation for members of the Board of Directors or the Fiscal Council.

The information in this item is shown in consolidated form, for the Company and its subsidiaries.

Variable compensation recognized for the year 2014

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8.00	11.00	3.00	22.00
Bonus (“Variable Compensation”)
Minimum amount forecast in the plan	0.00	1.00	0.00	1.00
Maximum amount forecast in the plan	0.00	26,670,435.21	0.00	26,670,435.21
Target amount	0.00	24,404,374.01	0.00	24,404,374.01
Amount recognized in income	0.00	27,966,229.61	0.00	27,966,229.61
Profit Sharing
Minimum amount forecast in the plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00
Amount actually paid	0.00	0.00	0.00	0.00

As previously indicated, there is no variable compensation for members of the Board of Directors or the Fiscal Council.

The information in this item is shown in consolidated form, for the Company and its subsidiaries.

Variable compensation forecast for the year 2015

	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Number of members	8.00	6.00	3.00	17.00
Bonus (“Variable Compensation”)
Minimum amount forecast in the plan	0.00	1.00	0.00	1.00
Maximum amount forecast in the plan	0.00	26,184,483.67	0.00	26,184,483.67
Target amount	0.00	22,972,461.69	0.00	22,972,461.69
Profit Sharing
Minimum amount forecast in the plan	0.00	0.00	0.00	0.00
Maximum amount forecast in the plan	0.00	0.00	0.00	0.00
Target Amount (policy)	0.00	0.00	0.00	0.00

As previously indicated, there is no variable compensation for members of the Board of Directors or the Fiscal Council.

The information in this item is shown considering the compensation forecast to the Company’s managers and members of the Board of Auditors.

13.4.                In relation to the share-based compensation plan for the Board of Directors and the statutory executive board in force last year and forecast for this year, please give:

a.                                 general terms and conditions

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares).

This plan was based on the granting of a cash award, based on the long-term future increase in value of the Company, based on changes in its share price on the stock exchange. The Board of Directors, advised by the People and Compensation Committee, could create new grants of the plan (“programs”) each year, determining which Officers were eligible, the number of options to be granted and the amounts involved. For each grant the Board of Directors fixed a minimum target for the increase in the share price. The option exercise price was based on the average share price on the stock exchange during the 3 months before the grant date. To exercise options, executives had to observe a 3-year vesting period, during which they had to remain with the Company. Upon deciding to exercise the options, not later than 5 years after the end of the vesting period, they had to make a formal request to the Company, which would pay the amount owing if the option had any value according to the minimum increase in the share price targeted at the time of the grant. After the vesting period, the executive would have a further 5 years in which to exercise the options. Options not exercised during this period would expire. Thus, although this Long-Term Incentive Plan, based on the concept of phantom stock options, is no longer in force, there are still unexercised options outstanding which will have to be respected according to the above terms.

General Stock Option Plan for Purchase of Company Shares, approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

The long-term incentive plan currently in force is the General Plan for the Grant of Options over Shares of Fibria Celulose S.A. (“Option Plan”), based on the stock option concept. The primary aim of this plan is to offer selected executives of the Company the opportunity to purchase its shares, thus becoming shareholders and sharing in the value generated. The plan is expected to result in a sustainable, long-term increase in the value of the Company, and in conduct and vision of the executives aligned with those of the shareholders. It should be stressed that just as executives eligible for the Plan will be able to share in the Company’s growth, so will they run the risks inherent in the business and the capital market. There is no guarantee that the beneficiaries will make a profit, and they may even lose money.

Members of the Statutory and Non-Statutory Executive Board of the Company and executives at management level may be selected as beneficiaries under the Option Plan (“Beneficiaries”).

The Board of Directors of the Company determines the Beneficiaries who are to receive stock options under the Option Plan, the number of shares to be purchased when each option is exercised, the exercise price of each option, according to the average price of the Company shares, weighted by volume, during the 90-day period immediately preceding the option grant date, and the payment terms, the periods and conditions for the exercise of each option, the rules for the lock-up period, during which Beneficiaries may be required to hold the shares after exercise of the options, and any other conditions relating to the options, subject always to the rules of the Option Plan.

The stock options granted under the Option Plan may confer purchase rights over shares not exceeding 1.5% of the total shares issued by the Company, provided that the total number of shares issued or that may be issued under the Option Plan is always within the limit of the Company’s authorized capital.

Shares corresponding to options cancelled, withdrawn, expiring or lapsed, for any reason, shall not be included for the purposes of the 1.5% limit referred to above, and shall therefore be available again for granting under the Option Plan.

In order to meet the options exercised under the Option Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the limit of authorized capital; or (b) sell shares held in treasury.

The exercise of options granted under this Option Plan is subject to a vesting period of at least 36 months from the grant date. The deadline for the exercise of the options is 36 months after the end of the vesting period, after which any options not exercised shall expire.

The Board of Directors may determine the suspension of the right to exercise options, in situations where the law or regulations restrict or prevent trading in the shares by the Beneficiaries.

No Beneficiary shall hold any of the rights or privileges of a shareholder of the Company until his option has been duly exercised pursuant to the Option Plan and the respective Option Contract. No shares shall be delivered to the owner upon the exercise of an option unless all legal and regulatory requirements have been fully complied with.

The Option Plan is effective as from the beginning of 2014, and may be canceled at any time by a decision of the General Meeting. The termination of the Option Plan will not affect the efficacy and validity of options previously granted which are still in force under the terms of the plan.

b.                                 primary objectives of the plan

The Option Plan (the plan currently in force) has the following primary objectives:

•                                     To attract, retain and keep specific members of the Statutory and Non-Statutory Executive Board and executives at management level in the Company;

•                                     To give Beneficiaries the opportunity to become shareholders of the Company, and thus to share in its value creation and success, as well as in the risks inherent in the business and the capital market, so that their interests are more aligned with those of the shareholders; and

•                                     To stimulate the Company’s growth and success and the achievement of its social objectives, so as to create long-term value for the shareholders.

c.                                  how the plan contributes to these objectives

The Option Plan (the plan now in force) gives managers the chance to become shareholders and provides substantial incentives for the Beneficiaries to: (i) take decisions that will create value for shareholders and for the Company; and (ii) act so as to achieve the Company’s strategic objectives and growth plans.

In addition, the Option Plan helps to retain executives, because of the minimum 36-month vesting period. If an officer resigns, options still within the vesting period are cancelled.

d.                                 how the plan fits into the issuer’s compensation policy

The Option Plan (the plan currently in force) is part of the compensation plan for statutory and non-statutory officers and for executives at management level, to serve as a long-term component of compensation. It helps to ensure that executives focus on adding value to the Company in the long term and, therefore, on generating sustainable results, forming part of the total compensation of statutory and non-statutory officers and executives at management level, who would normally focus on short and medium-term results.

However the Plan does not form part of the compensation base which is subject to labor and tax charges. Only when the beneficiaries dispose of some or all of the shares acquired under the Plan will they be subject to tax on capital gains.

e.                                  how the plan aligns the interests of managers and the issuer in the short, medium and long term

Taking into account the primary objectives of the Option Plan (the plan currently in force) listed in item “b” above, the Company believes that the Option Plan is fundamental in ensuring the continuing commitment of its executives.

The Option Plan aligns the interests of the Company with those of its managers and shareholders by means of benefits linked to the performance of the shares. The Option Plan is intended to stimulate better management and to motivate key executives to remain with the Company, with a view to profiting from their commitment to long-term results. In the medium term, improved results and a higher share price maximize the Beneficiaries’ earnings, giving them an incentive to continue working in the Company. In the short term, meeting Company targets and achieving planned annual results aligns the interests of the Company with those of the Beneficiaries. Finally, and also in the long term, the Option Plan provides for a vesting period of at least 36 months before Beneficiaries can exercise their options, thus encouraging them to remain loyal to the Company and creating interests in common, for the growth of Company business.

f.                                   maximum number of shares involved

The stock options granted may confer purchase rights over shares not exceeding 1.5% of the total shares issued by the Company, provided that the total number of shares issued or that may be issued under the Option Plan (the plan currently in force) is always within the limit of the Company’s authorized capital. On the date of this Reference Form, this amount corresponds to 8,309,020 common shares of the Company.

Shares corresponding to options cancelled, withdrawn, expiring or lapsed, for any reason, are not included for the purposes of the limit referred to in the preceding paragraph, and shall therefore be available again for granting under the Option Plan.

g.                                 maximum number of options to be granted

The number of options to be granted must not exceed the limit of 1.5% of the total of Company shares during the life of the Option Plan (the plan currently in force). On the date of this Reference Form, this amount corresponds to 8,309,020 common shares of the Company.

h.                                 terms for purchase of shares

During the life of the Option Plan (the plan currently in force), the Board of Directors of the Company shall determine the Beneficiaries who are to receive stock options under the Option Plan, the number of shares to be purchased when each option is exercised, the exercise price of each option, and the payment terms, the periods and conditions for the exercise of each option, the lock-up period after exercise of the options, and any other conditions relating to the options.

Stock options are granted through agreements between the Company and the Beneficiaries, which, apart from any other conditions determined by the Board of Directors, must specify the following: (a) the number of shares which the Beneficiary shall be entitled to acquire or subscribe for when exercising the option, and the price per share; (b) the initial vesting period and the deadlines for total or partial exercise of the option, and the expiry date of the option; and (c) payment conditions.

Option contracts shall be drafted individually for each Beneficiary, and the Board of Directors may set different terms and conditions for each Option Contract, without being required to apply any rules of equal treatment or analogy between the Beneficiaries, even if they are in similar or identical situations.

The exercise of options granted under this Option Plan is subject to a vesting period of at least 36 months from the grant date.

If options are not exercised within 36 months of the end of the vesting period, the Beneficiary shall lose the right to exercise them.

The Board of Directors may impose terms or conditions precedent for the exercise of each option and, subject to the minimum conditions included in the Option Plan, may restrict the transfer of shares purchased through the exercise of options. It may also reserve repurchase options for the Company or preemptive rights in the event that a Beneficiary disposes of shares, up to the end of the period and/or the fulfillment of the said terms and conditions precedent.

i.                                    criteria for setting the purchase or exercise price

The Board of Directors is responsible for fixing the exercise price of the stock options granted under the Option Plan (the plan currently in force), according to the average price of the shares, weighted by volume, over the last 90 days immediately preceding the date of the grant.

The exercise price is to be paid by the Beneficiaries in cash, subject to the terms and deadlines set by the Board of Directors for each Option Contract.

Until the exercise price is paid in full, shares purchased through the exercise of options under the Option Plan may not be transferred to third parties, except with the prior authorization of the Board of Directors, and in this case the proceeds of the sale shall be applied first to settle the Beneficiary’s debt to the Company.

j.                                    criteria for fixing the exercise period

Options may be exercised in full or in part within the deadline and during the periods fixed in the corresponding option contract, according to the criteria set by the Board of Directors.

Under the Option Plan (the plan currently in force), the vesting period is for a minimum of 36 months, which was fixed in order to retain potential beneficiaries in the long term, and so as to minimize the impact that changes in key managers and holders of strategic positions might have on Company business. The deadline for the exercise of the options is 36 months after the end of the vesting period.

k.                                 method of settlement

The options granted under the Option Plan (the plan currently in force) are to be settled by delivery of Company shares. Beneficiaries wishing to exercise options must notify the Company in writing of their intention to do so, giving the number of shares they wish to acquire.

The Company will inform the Beneficiary, within 3 business days of receipt of this notification, the exercise price to be paid, based on the number of shares indicated, and the Company is responsible for taking all the steps necessary to formalize the purchase of the corresponding shares. Beneficiaries shall pay for the shares in cash, in accordance with the payment methods and deadlines provided for in the respective option contracts.

In order to meet the options exercised under the Option Plan, the Company may, at the discretion of the Board of Directors, issue new shares, within the limit of authorized capital, or transfer shares held in treasury.

As from the date of transfer of shares to the Beneficiary, the latter may immediately sell the number of shares needed to fund the purchase, in accordance with the formula given in the Option Plan, plus half the remaining shares. The other half of the remaining shares, after the sale of those needed to fund the purchase cost, may only be sold one year after the exercise of the option, according to the following formula:

N = 0.5 x Q x (1 - Pe/Pm)

where:

N = number of shares retained (1 year)

Q = number of options/shares available for exercise

Pe = the option exercise price

Pm = market price of shares on the exercise date

l.                                    restrictions on transfer of shares

Beneficiaries of the Option Plan (the plan currently in force) are subject to rules restricting the use of privileged information which apply to publicly-held companies in general, including the prohibition on sale contained in CVM Instruction No. 358 of January 3, 2002.

In addition, the Board of Directors may impose terms or conditions precedent for the exercise of each option and, subject to the minimum conditions included in the Option Plan, may restrict the transfer of shares purchased through the exercise of options. It may also reserve repurchase options for the Company or preemptive rights in the event that a Beneficiary disposes of shares, up to the end of the period and/or the fulfillment of the said terms and conditions precedent.

During a period of 1 year from the exercise date, the Beneficiary may not sell or offer to sell a number of shares calculated according to the following formula:

N = 0.5 x Q x (1 - Pe/Pm)

where:

N = number of shares retained (1 year)

Q = number of options/shares available for exercise

Pe = the option exercise price

Pm = market price of shares on the exercise date

Neither the options granted, nor the shares purchased by the Beneficiary, if subject to a Lock-up Period, may be disposed of or encumbered by the

Beneficiary in any way, directly or indirectly, except with the prior approval of the Board of Directors.

As from the date of transfer of shares to the Beneficiary, the latter may immediately sell the number of shares needed to fund the purchase, in accordance with the formula given above, plus half the remaining shares. The other half of the remaining shares, after the sale of those needed to fund the purchase cost, may only be sold one year after the exercise of the option.

In addition, until the exercise price is paid in full, shares purchased through the exercise of options under the Option Plan may not be transferred to third parties, except with the prior express authorization of the Board of Directors, and in this case the proceeds of the sale shall be applied first to settle the Beneficiary’s debt to the Company.

m.                             criteria and events which, if occurring, will lead to the suspension, amendment or cancellation of the plan

The Board of Directors may determine the suspension of the right to exercise options granted under the Option Plan (the plan currently in force), in situations where the law or regulations restrict or prevent trading in the shares by the Beneficiaries.

The Board of Directors, acting in the interests of the Company and its shareholders, may revise the terms of the Option Plan, provided that the basic principles are not altered and the rights acquired by the Beneficiaries are not affected.

Any significant legal amendment to regulations governing joint-stock companies or publicly-held companies, to the labor laws and/or to the tax regulations applying to stock option plans, may result in a complete revision of the Option Plan.

The Option Plan came into force on January 1, 2014, and shall last for an indefinite period. It may be cancelled at any time by a resolution of the shareholders in General Meeting. The expiry of the Option Plan shall not affect the options granted under the plan and still outstanding on that date.

n.                                 effects of termination of a manager’s employment with the issuer on share-based compensation rights

If a Beneficiary leaves the Company or his employment contract is terminated, with or without cause, or if he resigns or is dismissed, retires, becomes permanently disabled or dies, his rights under the Option Plan may be cancelled or modified, subject to the following:

1)                                If at any time during the life of the Option Plan the Beneficiary:

(a) leaves the Company voluntarily, by resigning, terminating his employment contract or stepping down from his position as a manager: (i) rights not yet vested under the corresponding Option Contract, as of the date of leaving the Company, shall be automatically revoked under the law, without the need for prior notice or indemnity; and (ii) rights vested under the corresponding Option Contract, as of the date of leaving the Company, may be exercised within 30 days of this date, after which they shall be automatically revoked under the law, without the need for prior notice or indemnity;

(b) leaves the Company by resigning or because the employment contract is terminated, without cause, or is removed from his post for any reason, or takes early retirement: (i) rights not yet vested under the corresponding Option Contract, as of the date of leaving the Company, may be exercised in proportion to the part of the vesting period that has elapsed, within 30 days of the date of leaving the Company, after which these rights shall be automatically revoked under the law, without the need for prior notice or indemnity; and (ii) rights vested under the corresponding Option Contract, as of the date of leaving the Company, may be exercised within 30 days of this date, after which they shall be automatically revoked under the law, without the need for prior notice or indemnity;

(c) retires from the Company, pursuant to the rules of the Funsejem - Fundação Senador José Ermírio de Moraes plan, or for permanent disability: (i) the rights not yet vested under the Option Contract on the date of leaving the Company shall be automatically vested, with the vesting period being brought forward; and (ii) the rights already vested under the Option Contract, on the date of leaving the Company, shall remain unchanged and may be exercised normally according to the terms of the Contract;

(d) dies: (i) the rights not yet vested under the Option Contract on the date of death shall be automatically vested, with the vesting period being brought forward, and the Beneficiary’s legal heirs and successors may exercise the corresponding stock option, provided that they do so within 18 months of the date of death, after which they shall be automatically revoked under the law, without the need for prior notice or indemnity; and (ii) the rights already vested under the corresponding Option Contract on the date of death may be exercised by the Beneficiary’s legal heirs and successors, provided that they do so within 18 months of the date of death, after which such rights shall be automatically revoked under the law, without the need for prior notice or indemnity.

If at any time during the life of the Option Plan a Beneficiary is dismissed from the Company for cause, all unexercised options shall expire without the right to indemnity, even if the vesting period is over.

For the purposes of the Option Plan, “cause” is taken to mean the violation of duties and responsibilities under the law, the By-Laws or the Option Plan, as well as those contained in the labor legislation, in the event that the Beneficiary is an employee.

In this sub-item “n”, it should be noted that since there are options granted and not yet exercised under the Long-Term Incentive Plan in force up to December 31, 2013 (phantom stock options), if a manager holding such options leaves the Company the effects will be as follows. It is important to note that this plan was in force only up to December 31, 2013.

Event	Unvested options	Vested options
Resignation	The options are canceled	The participant must exercise outstanding options within 30 days of giving notice of resignation
Dismissal for cause	The options are canceled	The options are canceled
Dismissal without cause	Options will be brought forward in proportion to the time worked during the life of the program (3 years)	The participant must exercise outstanding options within 30 days of the notice of dismissal
Death, retirement or permanent disability	The vesting period will be brought forward for all the options	The vesting period will be brought forward for all the options

Note

It is important to stress that the Long-Term Incentive Plan (phantom stock options), is only based on the value of the shares, with no actual stock options being granted or shares being purchased, since the options referred to in the plan are simply used as a basis for calculation of the compensation, which is paid in cash.

13.5.                Give the number of shares and other convertible securities of the issuer, its direct or indirect parent companies, its subsidiaries or companies under common control, held directly or indirectly, in Brazil or abroad, by members of the board of directors, the statutory executive board or the fiscal council, grouped by management body, at the closing date of the last financial year

Fibria Celulose S.A.

Body	Security	Number
Board of Directors	Common shares	5,135
Executive Board	Common shares	8,000
Fiscal Council	Common shares	14

The members of the Board of Directors, the Executive Board and the Fiscal Council of the Company hold no securities issued by the Company’s direct or indirect parent companies, its subsidiaries or companies under common control.

13.6.                Please prepare a table with the following details of compensation recognized in income during the last 3 years, and forecast for this year, for the board of directors and the statutory executive board

a.                                    body

b.                                    number of members

c.                                     in respect of each grant of stock options:

i.                  date of the grant

ii.              number of options granted

iii.          vesting period

iv.           deadline for exercise of options

v.               period of lock-up

vi.           weighted average exercise price of each of the following groups of options:

•                  outstanding at the beginning of the year

•                  lost during the year

•                  exercised during the year

•                  expired during the year

d.                                      fair value of the options on the grant date

e.                                       potential dilution in the event of exercise of all options granted

Share-based compensation — year ended December 31, 2012

Phantom Stock Options	Board of Directors	Statutory Executive Board
Number of Members	—	6
Weighted average exercise price:	—	—
(a) Of options outstanding at the beginning of the year	—	R$27.55
(b) Of options lost during the year	—	R$27.83
(c) Of options exercised during the year	—	N/A
(d) Of options expired during the year	—	N/A
Potential dilution in the event of exercise of all options granted	—	N/A

Phantom Stock Options	Board of Directors	Statutory Executive Board
Grant of stock options	—	—
Date of the grant	—	Jan 2, 2012
Number of options granted	—	278,724
Vesting period	—	3 years
Period of lock-up	—	8 years
Fair value of the options on the grant date	—	N/A

Share-based compensation — year ended December 31, 2013

Phantom Stock Options	Board of Directors	Statutory Executive Board
Number of Members	—	6
Weighted average exercise price:	—	—
(a) Of options outstanding at the beginning of the year	—	R$ 21.57
(b) Of options lost during the year	—	R$ 27.44
(c) Of options exercised during the year	—	N/A
(d) Of options expired during the year	—	N/A
Potential dilution in the event of exercise of all options granted	—	N/A

Phantom Stock Options	Board of Directors	Statutory Executive Board
Grant of stock options	—	—
Date of the grant	—	Jan 2, 2013
Number of options granted	—	214,109
Vesting period	—	3 years
Period of lock-up	—	8 years
Fair value of the options on the grant date	—	N/A

Share-based compensation — year ended December 31, 2014

Phantom Stock Options	Conselho de Administração	Diretoria Estatutária
Número de Membros	—	6
Preço médio ponderado de exercício:	—	—
(a) Das opções em aberto no início do exercício social	—	R$ 19.55
(b) Das opções perdidas durante o exercício social	—	N/A
(c) Das opções exercidas durante o exercício social	—	N/A
(d) Das opções expiradas durante o exercício social	—	N/A
Diluição potencial em caso de exercício de todas as opções outorgadas	—	N/A

Phantom Stock Options	Conselho de Administração	Diretoria Estatutária
Outorga de opções de compra de ações	—	—
Data de Outorga	—	N/A
Quantidade de Opções Outorgadas	—	N/A
Prazo para que as opções se tornem exercíveis	—	N/A
Prazo de restrição à transferência de ações	—	N/A
Valor justo das opções na data da outorga	—	N/A

Option Plan	Board of Directors	Statutory Executive Board
Number of Members	—	6
Weighted average exercise price:	—	—
(a) Of options outstanding at the beginning of the year	—	N/A
(b) Of options lost during the year	—	N/A
(c) Of options exercised during the year	—	N/A
(d) Of options expired during the year	—	N/A
Potential dilution in the event of exercise of all options granted	—	N/A

Option Plan	Board of Directors	Statutory Executive Board
Grant of stock options	—	—
Date of the grant	—	Jan 2, 2014
Number of options granted	—	260,004
Vesting period	—	3 years
Period of lock-up	—	6 years
Fair value of the options on the grant date	—	R$ 10.59

Share-based compensation forecast for this year (2015)

Option Plan	Board of Directors	Statutory Executive Board
Number of Members	—	6
Weighted average exercise price:	—	—
(a) Of options outstanding at the beginning of the year	—	R$ 27.90
(b) Of options lost during the year	—	N/A
(c) Of options exercised during the year	—	N/A
(d) Of options expiring during the year	—	N/A
Potential dilution in the event of exercise of all options granted	—	N/A

Option Plan	Board of Directors	Statutory Executive Board
Grant of stock options	—	—
Date of the grant	—	Jan 1, 2015
Number of options granted	—	239,552
Vesting period	—	3 anos
Period of lock-up	—	6 anos
Fair value of the options on the grant date	—	13.99

Notes:

The information given for 2012 and 2013 refers to the long-tem incentive plan (phantom stock options) which was in force until December 31, 2013. Information for 2014 refers to the General Stock Option Plan in force since January 1, 2014.

This item is not applicable to the Board of Directors, since its members are not entitled to share-based compensation.

13.7.                     Please prepare a table with the following details of outstanding options held by the board of directors and the statutory executive board at the end of the latest financial year:

a.                                     body

b.                                     number of Members

c.                                      in respect of options still unvested

i.                                          number

ii.                                      vesting date

iii.                                  deadline for exercise of options

iv.                                   period of lock-up

v.                                       weighted average exercise price

vi.                                   fair value of the options on the last day of the year

d.                                     in respect of the vested options

i.                                          number

ii.                                      deadline for exercise of options

iii.                                  period of lock-up

iv.                                   weighted average exercise price

v.                                       fair value of the options on the last day of the year

vi.                                   fair value of total options on the last day of the year

We show below the options outstanding at the end of the year ended December 31, 2014, granted by the Company to its managers under the long-term incentive plan (phantom stock options) in force up to December 31, 2013, and the General Stock Option Plan of Fibria Celulose S.A. (the “Option Plan”) which replaced the said phantom stock options:

Statutory Executive Board — Phantom Stock Options

Body	Board of Directors	Statutory Executive Board
Number of Members	—	6
in respect of the unvested options
i. Number	—	652,153
ii. Date they will become vested	—	Dec. 31, 2014, 2015 and 2016
iii. Deadline for exercise of options	—	Dec. 31, 2018, 2019 and 2020
iv. Period of lock-up	—	N/A
v. Weighted average exercise price	—	R$ 4.37
vi. Fair value of the options on the last day of the year	—	R$ 3.95
In respect of the vested options
i. Number	—	0
ii. Deadline for exercise of options	—	Dec. 31, 2016 and 2017
iii. Period of lock-up	—	N/A
iv. Weighted average exercise price	—	0
v. Fair value of the options on the last day of the year	—	0
vi. Total fair value of options on the last day of the year	—	0

Statutory Executive Board — Option Plan

Body	Board of Directors	Statutory Executive Board
Number of Members	—	6
in respect of the unvested options
i. Number	—	260,004

ii. Date they will become vested	—	Dec. 31, 2016
iii. Deadline for exercise of options	—	Dec. 31, 2019
iv. Period of lock-up	—	N/A
v. Weighted average exercise price	—	R$ 27.90
vi. Fair value of the options on the last day of the year	—	R$ 10.59
In respect of the vested options
i. Number	—	0
ii. Deadline for exercise of options	—	Dec. 31, 2016 and Dec. 31, 2019
iii. Period of lock-up	—	N/A
iv. Weighted average exercise price	—	0
v. Fair value of the options on the last day of the year	—	0
vi. Total fair value of options on the last day of the year	—	0

Note

This item is not applicable to the Board of Directors, since its members are not entitled to share-based compensation.

It should be remembered that in the long-term incentive plan, which is the Company’s compensation plan linked to the value of its shares, in force until December 31, 2013 (phantom stock options), the financial reward is based on future and potential increases in the value of the shares (with no physical delivery of shares), with payment of the Phantom Stock Options being made in cash (not in shares). It is also important to mention that the previous long-tem incentive plan (phantom stock options) did not result in the actual transfer of shares, and that the options granted served merely as a reference for calculating the compensation, which was paid in cash.

13.8.                     Please prepare a table with the following details of options exercised and shares transferred under share-based compensation of the Board of Directors and the statutory executive board during the last 3 years

a.                                      Body

b.                                      Number of Members

c.                                       In respect of options exercised, give:

i.                                         Number of shares

ii.                                     Weighted average exercise price

iii.                                 Total amount of the difference between the exercise price and the market value of the shares relating to options exercised

d.                                      In respect of shares transferred, give:

i.                                         Number of shares

ii.                                     Weighted average purchase price

iii.                                 Total amount of the difference between the purchase price and the market value of the shares purchased

In the case of the Long-Term Incentive Plan (phantom stock options), which was in force until December 31, 2013, this item is not applicable, since this plan was based on the share value, and no stock options were actually granted, but served merely as a reference to calculate the compensation, which was paid in cash.

In addition, no options were exercised under the Long-Term Incentive Plan (phantom stock options) between 2009 and the date of this Reference Form.

In the case of the General Stock Option Plan, this item is not applicable, since it was only approved recently and so no options have yet been exercised or shares transferred.

13.9.                     Brief description of the information necessary to understand the contents of items 13.6 to 13.8, such as an explanation of the pricing method for the shares and the options, including at least:

a. pricing model

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares)

To price the options granted to its managers under the Long-Term Incentive Plan, the Company used the computer pricing model based on vertices known as “Trinomial Trees”, which is often used in financial mathematics. Under this model, hypothetical future price scenarios are chosen for the average share price on specific dates (“vertices” or “nodes”), up to the option maturity date, forming a “tree” of possibilities for the exercise price.

For each node, and incorporating the specific terms of the instrument, option prices are calculated on the end vertices, and these prices are brought to present value, for each scenario, along a risk-free interest curve. This discounting to present value reflects the possibility that managers may or may not exercise their options at each existing node.

The existence of a vesting period, the fact that an option can be exercised at any time after the vesting period, and the need for a long-term structure both for the risk-free interest rate and for volatility, are some of the reasons why pricing using “trees” is preferable to the less flexible models, such as Black & Scholes.

General Stock Option Plan for Purchase of Company Shares, approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

According to Technical Pronouncement CPC 10 — Share-based Payment, the fair value of options must be estimated on their grant dates and an amount proportional to the period of validity of the rights must be recognized as an expense each year.

The Black & Scholes model is used to price the fair value of the options. Black & Scholes is a mathematical market model which uses a statistical process to calculate the price of an asset. This process makes the following explicit assumptions: (i) it is possible to borrow or lend at a constant, known, risk-free interest rate; (ii) the price follows geometric Brownian motion with constant drift and volatility; and (iii) there are no transaction costs. With these ideal market conditions for a security (and for an option on a security) it can be shown that the value of an option varies only with the share price and with time until maturity.

The variables included in the Black & Scholes model are the market price of the share on the grant date, the option exercise price, past volatility, dividend yield, the risk-free interest rate and the expected life of the option.

b. data and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, expected volatility, option period, expected dividends and risk-free interest rate

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares)

While the Company used changes in the spot share price as a mere reference for calculating the grant, for the tree model the following variables are required:

•                  Underlying Asset: Average closing price (weighted average) for the share over the last 3 months:

•                  FIBR3 (for periods after November 17, 2009);

•                  Option expiration date: 5 years after the vesting date.

•                  Vesting:

•                  For the first grant to an executive: 33.33% after 12 months, 33.33% after 24 months and 33.34% after 36 months, once a month.

•                  For subsequent grants: Exercise only possible after 36 months, once a month.

•                  Volatility: See item 13.9.d below.

•                  Exercise Price: R$27.55, defined by the shareholders council, reflecting a target for the increase in the Company share price in relation to goals (2009 and 2010 grants).

•                  Risk-Free Interest Rate: Local Fixed Interest Curve Without Cash (“Pré/DI)”, valid for the latest date, with adjustments, available for the BM&FBovespa Future Interbank Rate.

•                  Expected Rate of Dividends: Expected dividends per share / share price. The calculation uses dividends paid over the last 3 years.

General Stock Option Plan for Purchase of Company Shares, approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

The variables used in the fair value calculation methods are: exercise price, market price, share volatility, risk-free interest rate, vesting date and option period.

c. method used and assumptions made to incorporate the expected effects of early exercise

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares)

Since the Trinomial Trees method was used, early exercise possibilities were included in constructing the tree model itself and were reflected in the price of the instrument. No adjustment would therefore be necessary if closed formulas were used.

General Stock Option Plan for Purchase of Company Shares, approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

Not applicable, since the General Stock Option Plan was only approved recently and so no options have yet been exercised or shares transferred.

d. method for determining expected volatility

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares)

The Company used past volatility to calculate expected volatility. The Company took share data for 3 years and calculated volatility on a 3-month average basis.

Since the underlying asset was not the share itself, but its average over 3 months, average volatility always tended to be lower than the volatility of the share itself due to the smoothing effect of taking averages.

To avoid this type of distortion, the volatility of the average price itself was calculated or, if necessary, corrections could be made at the first two moments (M1 and M2) of the share price (Turnbull and Wakenmann formula).

It was assumed, for this purpose, that the share price series was distributed normally, according to the Jarque-Bera and Kolmogorov-Smirnov hypothesis testing of daily returns data for the share in a 3-month series, with a 5% significance level.

It was also assumed that the share price series had no serial correlation with the residual daily returns at a 5% significance level, according to the Durbin Watson test carried out on the 3-month series.

It should be noted that important future events anticipated by the Company might require discretionary corrections to the volatility used. Such events are not necessarily reflected in the behavior of prices in the past. Although this did not arise as a result of the merger of Aracruz with the former VCP, the Company was aware of the fact that, in such situations, ad-hoc adjustments would have to be made to the volatility employed.

Past volatility was, then, extrapolated to the whole period of the life of the option and used in the model. In periods of low market volatility, it was necessary to verify whether current volatility should be maintained, since it could not be expected for this situation to last until the option expired.

General Stock Option Plan for Purchase of Company Shares, approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

To quantify the plan, the past volatility of the daily Fibria share price, over the 36 months preceding each option grant, is used.

e. whether any other feature of the option was included in measurement of its fair value

Long-Term Incentive Plan in force until December 31, 2013 (phantom stock options): financial award based on future and potential increase in share price (without physical delivery of shares)

After the vesting period, the option could be exercised only during specific periods (one week in each month) and not on any day during the period. This correction was included in the construction of the tree.

General Stock Option Plan for Purchase of Company Shares, approved at an Extraordinary General Meeting held on April 25, 2014, to replace phantom stock options.

All features including in the measurement have been mentioned above.

13.10.              Please give the following information in the form of a table for all current pension plans offered to members of the board of directors and statutory officers:

a.                                      body

b.                                      number of members

c.                                       plan name

d.                                      number of managers eligible to retire

e.                                       terms for early retirement

f.                                        current value of accumulated contributions in the pension plan, up to the close of the latest financial year, less the portion contributed directly by the managers themselves

g.                                      total accumulated value of contributions made during the latest financial year, less the portion contributed directly by the managers themselves

h.                                      if early redemption is possible, and under what conditions

In 2014, Fibria Celulose S.A. and Portocel Terminal Especializado de Barra do Riacho S.A. paid employers’ contributions to Funsejem (Fundação Senador José Ermírio de Moraes), the manager of Votorantim Prev. In the case of Veracel S.A., the employer’s contributions were paid to HSBC, manager of Vera Prev at.

Fibria Celulose S.A. and Portocel Terminal Especializado de Barra do Riacho S.A.

Body	Executive Board
Number of members participating	7 (1)
Plan name	Votorantim Prev
Number of participating managers eligible to retire	0
Terms for early retirement	Note (3)
Current value of accumulated contributions in the pension plan, up to the close of the latest financial year, less the portion contributed directly by the managers themselves	4,092,616.42
Total accumulated value of contributions made during the latest financial year, less the portion contributed directly by the managers themselves	1,682,558.37 (2)
If early redemption is possible, and under what conditions	Yes, only in the event of termination of employment, and subject to the Contribution Redemption Table in the regulations.

Key:

(1)         The number of members in the table refers to the Company managers who were in office on December 31, 2014, and who are included in the pension plan.

(2)         The contributions calculated are for the managers in office on December 31, 2014, and their balances as of that date. Managers who i) withdrew from the plan on leaving the Company, or ii) retired or iii) were dismissed from the management body, and therefore were no longer managers of the Company on December 31, 2014, are not included in the total given here.

(3)         Note

Terms for early retirement:

(1)         55 years of age;

(2)         5 consecutive years as a member of Funjesem (Fundação Senador José Ermírio de Moraes);

(3)         Termination of contract with the employer;

(4)         The information in this item is shown in consolidated form.

Veracel S.A.

Body	Executive Board
Number of members participating	3(1)
Plan name	Vera Prev at
Number of participating managers eligible to retire	1
Terms for early retirement	Note (3)
Current value of accumulated contributions in the pension plan, up to the close of the latest financial year, less the portion contributed directly by the managers themselves	5,002,089.16
Total accumulated value of contributions made during the latest financial year, less the portion contributed directly by the managers themselves	400,526.25 (2)
If early redemption is possible, and under what conditions	No

Key:

(1)         The number of members in the table refers to the Company managers who were in office on December 31, 2014, and who are included in the pension plan.

(2)         The contributions calculated are for the managers in office on December 31, 2014, and their balances as of that date. Managers who i) withdrew from the plan on leaving the Company, or ii) retired or iii) were dismissed from the management body, and therefore were no longer managers of the Company on December 31, 2014, are not included in the total given here.

(3)         Note

Terms for early retirement:

(1)         55 years of age;

(2)         5 consecutive years as members of Vera Prev at;

(3)         Termination of contract with the employer;

(4)         The information in this item is shown in consolidated form.

13.11.              Please show in the form of a table, for the last 3 years, for the board of directors, the statutory executive board and the fiscal council:

a.                                      body

b.                                      number of members

c.                                       amount of the highest individual compensation

d.                                      amount of the lowest individual compensation

e.                                       average amount of individual compensation

The information in this item is no longer provided due to the ruling of the Judge of the 5th Lower Federal Court of the Judicial District of Rio de Janeiro, on May 17, 2013, in case records No. 2010.5101002888-5, in favor of filed by the Brazilian Institute of Finance Executives (IBEF) Rio de Janeiro, of which some managers of the Company are members, that the Brazilian Securities Commission (CVM) should no longer implement the requirement contained in item 13.11 of Exhibit 24 to CVM Instruction 480, or apply any penalty for failure to comply with this requirement by members of IBEF and the companies to which they belong.

13.12.              Please describe contractual arrangements, insurance policies or other instruments supporting compensation or indemnization mechanisms for managers in case of dismissal or retirement, indicating the financial consequences for the issuer

No managers or members of committees are eligible for this type of indemnity as of the date of this Reference Form.

13.13.              For the last 3 financial years, give the percentage of total compensation for each management body recognized in income by the issuer for members of the board of directors, the statutory executive board and the fiscal council who are directly or indirectly related parties of the controlling shareholders, as defined in the accounting rules governing this matter

The current members of the Executive Board and the Fiscal Council, and those who have been members of these bodies during the last 3 years, are not related parties of the direct or indirect controlling shareholders of Fibria.

As to the Board of Directors of Fibria, all the members appointed by the shareholder BNDES Participações S.A. - BNDESPAR, signatory to the Shareholders’ Agreement, have waived the right to receive compensation for the exercise of this position. As mentioned in item 13.1.b.i of this Reference Form, the members of the Board of Directors appointed by Votorantim Industrial S.A. (“VID”), signatory to the Shareholders’ Agreement, who had also waived the right to receive compensation, started to receive it in May 2013.

The following table shows the percentage of total compensation of each body, recognized in income by the Company, for members of the Board of Directors, the Executive Board and the Fiscal Council who are related parties of the direct or indirect controlling shareholders:

Body	2012	2013	2014
Board of Directors	0%	28.07%	25.44%
Statutory Executive Board	0%	0%	0%
Fiscal Council	0%	0%	0%

13.14.              For the last 3 financial years, please give the amounts recognized in income by the issuer as compensation for members of the board of directors, the statutory executive board and the fiscal council, grouped by management body, for any reason other than the position they hold, such as commission and consultancy or advisory services rendered

R$

	2012	2013	2014
Board of Directors	165,000.00	292,000.00	329,000.00
Statutory Executive Board	—	—	—
Fiscal Council	—	—	—

13.15.              For the last 3 financial years, please give the amounts recognized in income by the direct or indirect shareholders, companies under common control and subsidiaries of the issuer, for compensation paid to members of the board of directors, the statutory executive board and the fiscal council of the issuer, grouped by management body, specifying the reason for such payments to them

No amounts have been recognized in income by the direct or indirect controlling shareholders, companies under common control or subsidiaries of the Company, for compensation paid to members of the Board of Directors, the Fiscal Council or the Statutory Executive Board during the last three years.

13.16.              Please supply other information that the issuer judges relevant

We give below a table summarizing the consolidated annual totals, separated by management body, of (i) amounts approved at the annual general meeting held in 2014 and (ii) actual amounts, as shown in the Company’s financial statements for the year ended December 31, 2014:

In R$ thousands

Year ended December 31, 2014

Body	AGM	Actual
Board of Directors	4,854,000.00	4,202,841.54
Statutory Executive Board	45,663,754.26	45,747,996.37
Fiscal Council	456,000.00	456,000.00
Total	50,973,754.26	50,406,837.91

Notes:

(i) The amounts shown above under “AGM” and “Actual” include all the benefits related to Technical Pronouncement CPC 05 R1. Information in this item is consolidated for the Company and its subsidiaries.

(ii) The amounts approved at the AGM were calculated on the basis of targets for variable compensation, taking the maximum limits defined in internal policy as a conservative estimate. The actual amounts for the year ended December 31, 2014, were lower than the maximum limits defined in the policy.

EXHIBIT VIII - BY-LAWS WITH THE PROPOSED AMENDMENTS (ARTICLE 11 OF THE BRAZILIAN SECURITIES COMMISSION INSTRUCTION (ICVM) 481/2009)

BY-LAWS

FIBRIA CELULOSE S.A.

CHAPTER I - CORPORATE NAME, PRINCIPAL PLACE OF BUSINESS, DURATION AND BUSINESS PURPOSE

Article 1 - FIBRIA CELULOSE S.A., a joint stock company registered as a publicly-held company, is governed by these By-laws and the legal provisions that are applicable thereto.

§ 1- Upon admission of the Company into the special listing segment called Novo Mercado at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when established, shall be subject to the provisions of BM&FBOVESPA Novo Mercado Listing Regulations (“Novo Mercado Regulations”).

§ 2- The provisions of the Novo Mercado Regulations shall prevail over the statutory provisions, in the events of harm to the rights of recipients of public offerings provided in these By-laws.

Article 2 — The place of business and jurisdiction of the Company shall be in the city of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Vila Olímpia Corporate building, Tower B, Vila Olímpia, Postal Code 04551-010, ~~Alameda Santos, No 1357, 6º floor,~~ and it may open branch offices, establishments and offices anywhere in Brazil or abroad.

Article 3 — The duration of the Company is for an indefinite term.

Article 4 — The Company’s purposes are:

a) manufacture, wholesale and retail of pulp, paper, ~~cardboard~~ and any other products derived from said materials, whether their own or third parties’;

b) formation and exploitation of own or third parties’ forests, directly or by means of agreements with companies specialized in silviculture and forest management ~~wholesale and retail~~

c) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp and any other ~~the, of~~ products intended to the processing of timber, biomass and residues and ~~printing use in general~~derived from said materials;

~~c~~d) exploitation of forest production support activities;

e) exploitation of biomass processing, distribution and sale activities;

f) energy production, distribution and sale;

g) development and management of real estate projects, including the purchase and sale of properties, division and subdivision of plots of land;

h) exploitation of all manufacture and marketing activities directly or indirectly related to its business purpose;

~~d~~i) import of goods and commodities relating to its business purposes;

~~e~~j) export of products manufactured by the Company and third parties;

~~f~~k) representation on its own behalf or third parties’ behalf;

~~g~~l) equity interest in other companies, in Brazil or abroad, of any type and business purpose, as a partner or shareholder;

m~~h~~) provision of administrative, organizational and financial services to related companies ~~or third parties;~~

~~i) management and implementation of afforestation and reforestation projects, by itself or third parties, including the management of all agricultural activities that enable the production, supply and provision of raw material to the manufacture of pulp, paper, cardboard and any other products derived from said materials; and~~ n) provision of technical services by means of consulting and advisory to its controlled companies or third parties.

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5 - The capital stock, fully subscribed and paid in, is nine billion, seven hundred and forty-million, seven hundred and seventy-seven thousand, one hundred and seventy-nine Reais and fifty-nine cents (R$9,740,777,179.59), divided into five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) common shares, all of which are book-entry registered shares without par value.

§ 1 - The capital stock is exclusively divided into shares, the issue of preferred shares being not allowed.

§ 2 — The shares are indivisible before the Company and each share shall entitle to one (1) vote in the resolutions of Shareholders Meetings.

§ 3 — The shareholders shall have preemptive rights in the subscription to shares upon capital increases in the proportion of their respective equity interests.

§ 4 — The new shares resulting from any capital increase shall be entered and credited to the deposit accounts held on behalf of shareholders with the depositary financial institution within the maximum term of sixty (60) days counted as of the date of publication of the minutes of the corresponding Shareholders Meeting.

§ 5 — The issue of founder shares by the Company shall not be allowed.

Article 6 — The capital stock may be increased, pursuant to Article 168 of Law No. 6404/76, upon the issue of up to one hundred and fifty million (150,000,000) new common shares, by resolution of the Board of Directors, irrespectively of statutory amendment.

§ 1 — It shall be incumbent upon the Board of Directors to establish the price and the quantity of shares to be issued, as well as the payment term and conditions; however, the subscription in assets shall be contingent upon the approval of a valuation report by the Shareholders Meeting, pursuant to the law.

§ 2 — Under the limit of authorized capital stock, the Board of Directors may:

a) decide on the issue of subscription warrants;

b) in accordance with the plan approved by the Shareholders Meeting, grant a share call option to the Company’s managers or employees or a company under its control, without the shareholders being entitled to preemptive rights in the purchase of such shares, in compliance with the annual limit of one percent (1%) of the capital stock for granting of options and the limit of five percent (5%) of the capital stock for the total of options granted; and

c) approve capital increase upon the capitalization of profits or reserves, either with or without stock dividends.

§ 3 — Upon the issue of shares and debenture stock, or subscription warrants, whose placement is made by sale in stock exchange or public subscription, the preemptive right for former shareholders may be excluded or the term for exercising it may be reduced.

§ 4 — The exclusion of preemptive right for former shareholders or the reduction of the term for the exercise thereof shall not apply to the issue of a subscription warrant when the latter is assigned as a fringe benefit to subscribers to shares or debenture stock.

CHAPTER III - MANAGEMENT

Article 7 — The Company shall be managed by a Board of Directors and an Executive Board, with the powers and attributions assigned by law and these By-laws.

§ 1 — Without prejudice to all the other duties provided in these By-laws and the legislation, the new managers who are elected for the Company (Officers and members of the Board of Directors) shall, previously to their taking of office, subscribe to the Instrument of Consent of Managers, the Agreement of Participation in the Novo Mercado, made by the Company, its controlling shareholders and managers with BM&FBOVESPA, whereby they shall undertake to comply with the rules stated therein.

§ 2 — The positions of chairman of the board of directors and chief executive officer or main executive of the Company may not be occupied by the same person.

SECTION I - BOARD OF DIRECTORS

Article 8 - The Board of Directors is comprised of, at least, five (5) and, at most, nine (9) permanent members and the same number of alternates, who are elected and removable by the Shareholders Meeting, with a unified term of office of two (2) years, which shall start upon execution of the instrument of taking of office drawn up in an appropriate book.

§ 1 — At least 20% of the elected directors (and respective alternates) shall be Independent Directors, pursuant to the definition of the Novo Mercado Listing

Regulations, and expressly declared as such in the minutes of the Shareholders Meeting in which they are elected.

§ 2 - Director (s) elected according to the right provided by Article 141, Paragraphs 4 and 5 of Law No. 6404/76 shall be deemed independent director(s).

§ 3 — When the application of the percentage defined in Paragraph 1 above results in a fractionated number of directors, the rounding up to the integer: (i) immediately above if the fraction is equal to or greater than five tenths (0.5); or (ii) immediately below, if the fraction is lower than five tenths (0.5).

§ 4 — In the election of members of the Board of Directors and their respective alternates, irrespectively of the election process that may be adopted, any shareholder that wishes to appoint a candidate and/or respective alternate who is not an integrating member of the Board of Directors shall notify the Company in that regard, in writing, within up to ten (10) days before the holding of the Meeting, indicating the name, qualification and professional curriculum of each one and attaching to the notice an instrument signed by the candidate attesting to his acceptance to compete for the position. The Company, as soon as it receives the appointment, shall send to the Stock Exchange, insert in a worldwide web page and make available to shareholders at the Company’s headquarters a document bearing the name, qualification and the curriculum of the candidate(s).

§ 5 — Except for upon election by multiple votes, the candidate and/or alternate appointed by any shareholder pursuant to Paragraph 4 above shall, mandatorily, integrate a proposed slate as provided in Article 16, Paragraphs 2 and 3.

Article 9 - The members of the Board of Directors may be reelected, and shall, otherwise, remain in their positions until the taking of office by their alternates.

Article 10 - The Board of Directors shall have a Chairman and may have a Vice-Chairman, appointed by the same Shareholders Meeting that elects the members of the Board of Directors, or at a meeting of the very Board of Directors.

Article 11 - In compliance with the provision of Article 16 of these By-laws, the permanent members of the Board of Directors, and the respective alternates thereto, shall be elected by simple majority of votes of the shareholders attending the Meeting.

Sole paragraph — The taking of office by the members of the Board of Directors and the Executive Board shall be contingent upon previous subscription to the Instrument of Consent of Managers pursuant to the provisions of the Novo Mercado Regulations, as well as compliance with the applicable legal requirements.

Article 12 — The replacement of members of the Board of Directors, temporarily or by virtue of vacancy in the position, shall occur as follows:

I — upon hindrance of a permanent member, the alternate thereto shall fill such vacancy until the hindrance ceases;

II — upon vacancy in the position of effective member, the alternate thereto shall take his position until the first Shareholders Meeting is held, which shall elect the alternate;

III - upon simultaneous or successive vacancy in the positions of effective member and the alternate thereto, all the other members of the Board of Directors shall appoint their alternates, who shall occupy the position until the first Shareholders Meeting, whereupon the alternates thereto shall be definitively elected;

IV — upon absence or temporary hindrance of the Chairman of the Board, his functions shall be temporarily exercised by the Vice-Chairman of such a body; and

V - upon vacancy in the position of Chairman of the Board of Directors, the Vice-Chairman of the Board shall take office as interim Chairman of the board and shall immediately call a Shareholders Meeting in order to fill the vacant position and for election of a new Chairman of the Board of Directors.

Article 13 - The Board of Directors shall meet four (4) times a year, and, extraordinarily, at any time, in accordance with the statutory requirements or when required for the corporate interests.

Sole paragraph — At the meetings of the Board of Directors, the attendance of any of the members may occur by teleconference, videoconference or any other means of communication that allows the identification of said member and the simultaneous communication with all the other persons attending the meeting. In such case, the members of the Board of Directors shall be regarded as present to the meeting and shall execute the corresponding minutes.

Article 14 - The meetings of the Board of Directors shall be presided by its Chairman or by another director appointed by the attendees and anyone appointed by the latter shall act as a secretary. Minutes shall be drawn up on the meetings in the appropriate book.

Article 15 - The meetings of the Board shall be established with half of its members plus one, and the resolutions shall be made by majority of votes of the attending directors, and it shall be incumbent upon the Chairman or the alternate thereto, in addition to his own vote, to also cast the casting vote upon a tie.

Article 16 — Except for the adoption of the process of multiple votes, pursuant to Paragraphs 5 through 7 below and Article 141 of Law No. 6404/76, the election of members of the Board of Directors shall occur in a slate system, the individual voting in candidates not being allowed.

§ 1 - A slate comprised of the members of the Board shall always be appointed to reelection, as proposed by the Board of Directors, in compliance with the following rules:

a) if any member of the Board fails, by his own decision or hindrance, to integrate the slate, it shall be incumbent upon the Board of Directors to fill it up;

b) the Company’s management shall, within up to 30 days before the date scheduled for the Shareholders Meeting, send to the Stock Exchange, insert in a worldwide web page and make available to shareholders at the Company’s headquarters a document bearing the name, qualification and the curriculum of the candidates to members integrating the slate made up pursuant to this paragraph.

§ 2 — Any other shareholder, or set of shareholders, is allowed to propose an opposite slate for the Board of Directors, in compliance with the following rules:

a) the proposal shall be informed in writing to the Company within up to 10 days before the date for which the Meeting is convened, and the presentation of more than one slate by the same shareholder or set of shareholders shall not be allowed;

b) the communication shall bear the information and documents stated in subparagraph “b”, Paragraph 1 of Article 16, with specification of members, as well as an instrument signed by the candidates attesting to their acceptance to compete for the position;

c) as soon as a proposal for an alternative slate is received from any shareholder (or group of shareholders), such as set forth in subparagraph “b” immediately above, the Company’s management shall send to the Stock Exchange, insert in a worldwide web page and make available to shareholders at the Company’s headquarters a document bearing the name, qualification and the curriculum of the candidates to members integrating the alternative slate presented.

§ 3- The same person may integrate two or more distinct slates, including that referred to by Paragraph 1.

§ 4 — Each shareholder may only vote in a slate and the candidates of the slate receiving the greatest number of votes at the Shareholders Meeting shall be deemed elected.

§ 5 — In the election of the members of the Board of Directors the shareholders representing the minimum percentage set forth in the main provision of Article 141 of Law No. 6404/76 (in compliance with the reduction of said percentage stated in CVM Instruction No. 165/91, amended by CVM Instruction No. 282/98) shall be allowed to request the adoption of a process of multiple vote within up to 48 hours before the data for which the Meeting is convened.

§ 6 - The Company shall, immediately after receiving the request, publish a notice to shareholders informing that (i) the election shall be made by the process of multiple vote and (ii) the candidates to permanent members of the Board of Directors shall be those integrating the slates addressed by Paragraphs 1 and 2 of this Article, as well as the candidate who has been appointed by any shareholder, in compliance with the provision of Article 8, Paragraph 4 of these By-laws.

§ 7 — Upon requesting the adoption of multiple vote, every shareholder shall be entitled to concentrate the votes on a single candidate or share them among several candidates. The members receiving the greatest quantity of votes shall be deemed elected.

Article 17 — In addition to all the other attributions provided in these By-laws, it shall be incumbent upon the Board of Directors:

I — to establish the general direction of the Company’s businesses;

II — to elect, remove and replace, at any time, the members of the Executive Board, by establishing their attributions;

III — to establish the criteria for individual distribution of the remuneration allowance approved by the Shareholders Meeting, among its own members and those of the Executive Board;

IV — to inspect the administration of the Executive Board and the Officers;

V — to convene Shareholders Meetings in the events provided in the law or when it deems appropriate;

VI — to approve the expansion plans;

VII — to authorize the intermediate profit sharing, as anticipation of the annual dividends;

VIII — to approve the payment or credit of interest on owned capital to shareholders;

IX — to select and remove independent auditors;

X — to establish the price of issue of shares upon capital increases by public or private subscription, also establishing all the other terms to which the issue is subject;

XI — to prepare and present to the regular Shareholders Meeting the annual corporate activities report, accompanied by the financial statements legally-required in every fiscal year;

XII — to decide on the issue of shares and subscription warrants within the authorized limit set forth in Article 6;

XIII — to submit to the Shareholders Meeting a proposal of the granting plan of share call options to the Company’s managers or employees;

XIV — to authorize (a) the acquisition of shares issued by the Company for purposes of cancelation or to be held in treasury and (b) the disposal of shares held in treasury:

XV — to authorize the disposal or encumbrance of properties of the Company, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount ~~in any total amount in excess of twenty million Reais (R$20,000,000.00), in any fiscal year~~;

XVI — to authorize the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall require authorization from the Board of Directors;

XVII — to authorize the execution of financial transactions by~~any legal business that is binding upon~~ the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

XVIII — to authorize the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, ~~whenever~~ in individual amounts per transaction ~~involved are greater~~ exceeding the limit established by the Policy of Authorities approved by the Board of Directors, with due regard for the provisions in item XIX of this article. The Pulp Sale Agreements are excluded as they require approval from the Board of Directors ~~to one hundred and twenty million Reais~~

~~(R$120,000,000.00), with due regard for the provisions in item XVIII of this article~~;

XIX~~VIII~~ — to authorize the execution of any legal business between the Company and its controlled companies, on the one part, and any related parties, on the other part, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;~~whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) per year;~~

XX — to approve transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

X~~I~~X — to decide on the issue of commercial papers for public placement in Brazil, providing on: (i) value of issue and its division into series; (ii) quantity and par value; (iii) remuneration conditions and monetary restatement; (iv) maturity of bonds; (v) guarantees; (vi) statement for evidencing the compliance with legal limits; (vii) venue of payment; (viii) contracting of provision of services related to the issue;

XXII - with a view to complying with the good practices of Corporate Governance, approving the creation of Committees (one of which shall be the Finance Committee), as well as their corresponding regulations, which shall bear, in addition to any other matters of the Company’s interest, the specific rules related to works, competence, remuneration and procedures;

XXIII - to define the triple list of institutions or companies specialized in the economic valuation of companies for preparation of an valuation report for purposes of public offerings provided in Chapters VIII and X of these By-laws;

XX~~I~~IV - to pronounce itself in favor or against any public offering of shares whose subject are the shares issued by the Company, by means of a previously grounded opinion, published within up to fifteen (15) days from the publication of the notice of public offering of shares, which shall address, at least (i) the convenience and the opportunity of the public offering of shares in relation to the joint interest of shareholders and also in relation to the liquidity of securities under its title; (ii) the repercussions of the public offering of shares on the Company’s interests; (iii) the strategic plans published by the offering in relation to the Company; (iv) other aspects the Board of Directors deems appropriate, as well as the information required by the applicable rules established by CVM; and

~~XXIII~~ XXV to define the triple list of companies specialized in the economic valuation of companies for preparation of a valuation report of the Company’s shares, in cases of IPO for cancellation as a publicly-held company or for delisting from the Novo Mercado.

Article 18 - The Board of Directors shall appoint, among the Officers, the one who will combine the functions as Investor Relations Officer, and it shall be incumbent thereupon to provide investors, Stock Exchange and the Brazilian Securities Commission — CVM with the information required.

SECTION II - EXECUTIVE BOARD

Article 19 - The Executive Board shall be comprised of, at least, three (3) and, at most, ten (10) members, either shareholders or not, elected by the Board of Directors, with a term of office of one (1) year, and they may be reelected, of which one is a Chairman and all the others without specific designation.

§ 1- The Officers are discharged of pledge or security of shares.

§ 2 — The taking of office in the position as Officer shall occur upon execution of an instrument of taking of office, drawn up in the book of minutes of the Executive Board meetings, in compliance with the provisions of Article 11, Sole paragraph, of these bylaws.

§ 3 — After the end of the period for which they were elected, the Officers shall remain vested in office, until the election and vesting in office of the elected alternates.

§ 4 — Upon any vacancy or final hindrance of an Officer, the Board of Directors may elect the alternate, who shall complete the term of office of the replaced officer.

§ 5 — In the absence or temporary hindrance of an Officer, the Chairman shall appoint the one, among the Officers, who shall provisionally combine the functions of the absent or hindered officer.

§ 6 — The Officers shall receive the remuneration that is individually established by the Board of Directors.

Article 20 — The Executive Board shall meet whenever it is required to decide on the matters incumbent on it, set forth in the law or in these By-laws.

§ 1 - The Executive Board meetings shall be chaired by the Chairman. Upon his absence and lack of appointment provided in Article 24, all the other officers shall elect, thereupon, the one to preside the meeting,

§ 2 — The Executive Board resolutions shall be drawn up in minutes, transcribed in an appropriate book.

§ 3 - The Executive Board meetings shall be established upon the attendance, at least, of the majority of its members.

§ 4 — The resolutions by the Executive Board shall be made by simple majority of votes, and the casting vote shall be incumbent upon the Chairman in the event of tie.

Article 21 — It shall be incumbent upon the Executive Board, in compliance with the provisions of Articles 23 and 26:

I — the broadest and most general management and representation powers of the Company for performing legal acts in general, within the limits set forth by the law or by these By-laws;

II- to previously authorize, at an Executive Board meeting:

(a) the opening and closure of branches or establishments as set forth in article 2 of these By-Laws;

(b) the disposal or encumbrance of properties of the Company in amounts exceeding the limit established by the Policy of Authorities approved by the Board of Directors. All other cases of exchanges and donations are excluded and shall be approved by the Board of Directors regardless of the amount;

(c) the provision of guarantees in favor of third parties, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors. Any guarantees provided in favor of companies or entities controlled by the Company itself, individually or jointly, and any guarantees of any kind whatsoever granted in legal proceedings to which the Company or its controlled companies are a party are excluded and shall require authorization from the  Executive Board;

(d) the execution of financial transactions by the Company, in individual amounts per transaction exceeding the limit established by the Policy of Authorities approved by the Board of Directors;

(e) the execution of any legal business that is binding upon the Company or that exempts third parties from liability to the Company, in individual amounts per transaction that exceed the limit established by the Policy of Authorities approved by the Board of Directors. The Pulp Sale Agreements are excluded as they require approval from the Executive Board;~~including the provision of aval guarantees, collateral and any other personal guarantees or security interests, whenever the amounts involved are greater than twenty million Reais (R$20,000,000.00) in any fiscal year, with due regard for the express authorization of the Board of Directors in the events set~~

~~forth in items XIV to XVIII of article 17 of these By-Laws;~~

(f) approval of transactions of acquisition, assignment, transfer, disposal or encumbrance of equity interest, on any account or in any manner whatsoever, regardless of the proposed amount; and

(g~~c~~) the establishment of subsidiaries or investment in other companies, except those arising out of tax incentives.

Article 22 — The representation of the Company as plaintiff and defendant, for the performance of any acts, as well as the performance of any legal businesses, in accordance with the specific competences of the Board of Directors and the Executive Board set forth in these By-laws and in accordance with the requirement of authorization from those bodies as provided in Article 17, subparagraphs XIV through XVIII, and Article 21, II of these By-laws, shall occur upon the joint signature of two Officers or one Officer and one attorney-in-fact, or also two attorneys-in-fact, who are legally appointed and vested with specific powers.

§ 1 — Except for the provisions of these By-laws, the Company may be represented by a single Officer or attorney-in-fact (i) in the performance of any actions of mere administrative routine, including those performed before public offices in general, autarchies, public companies, private and public joint stock companies, Commercial Registry, Labor Courts, National Institute of Social Security (INSS), Unemployment Compensation Fund (FGTS) and their collecting banks, (ii) before public utility service concessionaires or permissionaires, in any acts that do not imply the undertaking of any obligations or the discharge of third parties obligations, (iii) for preservation of its rights in administrative proceedings or proceedings of any other kind, and the compliance with its tax, labor or social security obligations, (iv) in the endorsement of notes for collection or deposit in the Company’s banking accounts and (v) for purposes of service of summons, service of process, notices or interpellations, or also for the representation of the Company in Court.

§ 2 — The attorneys-in-fact shall be appointed by a specific instrument, executed by two Officers, which shall specify the powers granted and the term, always definite, except when they are granted to professionals qualified for general jurisdiction, with powers of ad judicia et extra clause, or for defense of the Company’s interests in administrative proceedings.

Article 23 — It shall be incumbent upon the Chairman:

a) to call and preside the Executive Board’s meetings;

b) to comply with and watch for these By-laws, the resolutions of the Shareholders

Meeting and the resolutions of the Board of Directors and the Executive Board to be complied with;

c) to coordinate and supervise the activities of the Executive Board members, with a view to rendering compatible the operation of them all in the interest of the Company.

Article 24 - The Chairman shall be replaced in his absences or hindrances, by another Officer appointed thereby, in writing or orally, and the alternate may exercise all specific assignments of the Chairman pursuant to these By-laws.

Article 25 — It shall be incumbent upon the Officers the individual liability for the supervision and control of activities inherent to their corresponding areas of operation, in addition to other attributions that are granted thereto by the Board of Directors and by the Chairman.

Article 26 — It shall be incumbent upon the Investor Relations Officer:

a) to manage the shareholding policy;

b) to represent the Company before surveillance bodies and national or international entities of the market where its securities are taken in for trading, specially the CVM and BM&FBOVESPA;

c) to represent the Company before the investor audience and provide the required information;

d) to take actions in order to keep updated the registration as a publicly-held company before CVM; and

e) to carry out any other activities that are assigned thereto by the Chairman.

CHAPTER IV — FISCAL COUNCIL

Article 27 — The Fiscal Council shall not operate on a permanent basis, and shall only be established at the request of the shareholders, in accordance with the applicable legislation. Once it is established, the Fiscal Council shall be comprised of three (3) to five (5) permanent members and the same number of alternates, elected by the Shareholders Meeting, and shall be governed by the applicable regulatory laws and rules, these By-laws and its Internal Regulations.

§ 1 — The members of the Fiscal Council shall be vested in their corresponding offices upon execution of an instrument of taking of office, drawn up in the book of meeting minutes of the Fiscal Council, as well as an Instrument of Consent of the Members of the Fiscal Council, pursuant to the provisions of the Novo Mercado Listing Regulations.

§ 2 — The permanent members of the Fiscal Council shall be entitled to the remuneration established by the Shareholders Meeting, in compliance with the minimum legal limit, and shall not receive any additional remuneration from the Company, from a company controlled thereby or a company associated thereto, unless such additional remuneration results from, or is related to services rendered to the Company previously to the election, or does not compromise the performance of the role as a fiscal council member.

§ 3 — The Fiscal Council may only be comprised of people that meet the requirements provided in law and the regulatory rules.

§ 4 — During the vacancy in the position of any member of the Fiscal Council, the corresponding alternate shall perform such a function.

§ 5 — The members of the Fiscal Council shall perform their function based on the duties of loyalty, diligence and information provided in the law and regulatory rules.

§ 6 — Upon its establishment, the Fiscal Council may, for exercising its functions, meet with the management, the internal audit and the Company’s independent auditors.

§ 7 — The operation of the Fiscal Council, when established, shall be governed by Internal Regulations approved at a specific meeting and shall be filed at the Company’s headquarters.

CHAPTER V - SHAREHOLDERS MEETINGS

Article 28 — The Shareholders Meeting, convened and established pursuant to the law and these By-laws, is the paramount body to decide on all corporate businesses and to make the resolutions it deems to be convenient, and the term of advance for the first call shall be fifteen (15) days and eight (8) days for the second call. For a complex matter, the Meeting may be convened with thirty (30) days in advance, pursuant to the Regulations in effect.

§ 1- The Shareholders Meeting shall meet ordinarily once a year, in the first four months following the end of the fiscal year, in order to decide on the matters listed in Article 132 of Law 6404/76.

§ 2- The Shareholders Meeting may meet, extraordinarily at any time, upon call by the Board of Directors executed by any of its members and also in the hypotheses provided in the law, by call of shareholders or the Fiscal Council.

§ 3- The Shareholders Meeting shall be presided and shall have the assistance of a chairman and secretary selected by the attending shareholders upon its holding.

§ 4 — Attorneys-in-fact and shareholder representatives may participate in the Shareholders Meetings when they have submitted, at the corporate headquarters, within up to three business days before the date scheduled for those plenary meetings, their corresponding proxies and representation instruments. Should the shareholder have failed to submit the proxies and the representation instruments within the term set forth in these By-laws, he may attend the Meeting, as long as he attends the Meeting bearing the originals of the documents evidencing his powers.

§ 5- In addition to the subject matters that are incumbent on it as provided for in the law and these By-laws, it shall also be incumbent upon the Shareholders Meeting to approve:

a) the cancellation of registration of a publicly-held company with CVM;

b) the delisting from BM&FBOVESPA Novo Mercado;

c) the selection of a specialized company in charge of determining the Company’s economic value for purposes of the public offerings provided in Chapters VIII and X of these By-laws, among the triple list of companies appointed by the Board of Directors;

d) plans for granting stock options to the Company’s managers and employees and those of any other companies that are directly or indirectly controlled by the Company, without preemptive right of shareholders.

§ 6 — The resolution on amendments or exclusion of article 33 of these By-laws shall be made by the majority of votes of attendees, in compliance with the minimum quorum for resolution equal to or greater than thirty percent (30%) of the voting capital stock.

CHAPTER VI — STATUTORY AUDIT COMMITTEE

Article 29 - The Company shall have a Statutory Audit Committee (“CAE”), a collegiate body for assistance and instruction that is directly related to the Company’s Board of Directors, with aims at supervising the quality and integrity of financial reports, the compliance with the legal, statutory and regulatory rules, the adequacy of proceedings related to risk management and the activities of internal and independent auditors.

§ 1- The CAE shall have its own Internal Regulations, approved by the Board of Directors, which shall provide in details its functions, as well as its operating procedures, in compliance with the legislation in effect and the rules issued by the regulating bodies of the capital market and Stock Exchange in which the Company’s securities are listed.

§ 2- The CAE shall operate on a permanent basis and shall be comprised of at least three (3) and, at most, five (5) members, whose term of office shall be five (5) years, appointed and dismissed by the Board of Directors, which comply with the requirements of independence and which, at least one member, has acknowledged experience in subjects of corporate accounting, as provided in the CAE’s Internal Regulations, the applicable legislation and the rules issued by the capital market regulating agencies and the Stock Exchange in which the Company’s securities are listed. The CAE shall be provided with a Coordinator, whose activities shall be defined in the Internal Regulations.

§ 3 — The Company’s Officers attendance, as well as those of its controlled companies, parent company, associates or companies under common control, directly or indirectly in the CAE is not allowed.

§ 4- The CAE shall have among other functions:

I — to review the financial statements;

II — to promote the surveillance of the financial area;

III — to watch for the Executive Board to develop reliable internal controls;

IV — to watch for the internal audit to satisfactorily perform its role and for the external auditors to assess, through their own revision, the Executive Board and internal audit practices;

V — to establish with the external audit the work plan and the fees arrangement;

VI — to advise to the Board of Directors the contracting, remuneration and replacement of external audit; and

VII — to interact with the external audit on matters related to the audit proceeding.

§ 5- The Board of Directors shall define the remuneration of CAE’s members, as well as the budget intended to cover the expenses of its operation.

CHAPTER VII — FISCAL YEAR, FINANCIAL STATEMENTS AND PROFITS

Article 30 — The fiscal year shall start on January 1 and end on December 31 of each year, the date on which the relevant financial statements shall be prepared, in accordance with the legal determinations.

Sole paragraph - The Company may prepare intermediate balance sheets at any time of the fiscal year, based on which the Board of Directors may approve the anticipation of dividends provided in these By-laws.

Article 31 — The managers shall propose to the Shareholders Meeting the allocation to be given to the net profit of the fiscal year, with a mandatory and successive allocation of:

I — five percent (5%) for establishment of the legal reserve which shall not exceed twenty percent (20%) of the capital stock;

II — the portion corresponding to the establishment of contingency reserves;

III — twenty-five percent (25%), at least, shall be intended for the payment of the annual mandatory dividend to shareholders, ascertained pursuant to art. 202 of Law No. 6404 of December 15, 1976;

IV - the balance to be ascertained shall be allocated as established by the Shareholders Meeting, in compliance with the provisions of the law.

Sole Paragraph — The payment of dividends shall occur within the maximum term of sixty (60) days, counted as of the date of the Shareholders Meeting or the meeting of the Board of Directors that approves it.

Article 32 — Upon resolution by the Board of Directors, interest as remuneration on owned capital may be paid or credited to shareholders, up to the limit allowed by law, pursuant to article 9 of Law No. 9249, of December 26, 1995, whose amount may be imputed to the value of mandatory dividends addressed by item III of article 31 above, pursuant to the applicable legislation.

CHAPTER VIII — PUBLIC OFFERING IN THE EVENT OF ACQUISITION OF MATERIAL EQUITY INTEREST

Article 33 — Any Person (as defined in paragraph 1 below) that subscribes to, purchases or, in any way, becomes the holder of title, directly or indirectly, in Brazil or abroad, to Material Equity Interest (as defined in paragraph 2 below) in the Company shall, within the maximum term of sixty (60) days counted as of the date of the event from which the title to Material Equity Interest arises out of, make a public offering for acquisition of the totality of shares issued by the Company (“IPO”), in accordance with the provisions of the applicable regulations of the Brazilian Securities Commission - CVM, BM&FBOVESPA regulations and the terms of this Article.

§ 1 — For purposes of these By-laws, “Person” means any person including, without limitation, any individual or legal entity, investment fund, closed-end fund, securities portfolio, universality of rights, or other form of organization, resident, domiciled or headquartered in Brazil or abroad, or group of people bound by a voting agreement or acting jointly representing the same interests. It shall be included among the examples of group of people that act representing jointly the same interests the one that (i) is, directly or indirectly, controlled or administered by a person integrating the group of people, (ii) controls or administers, in any way, a person integrating the group of people, (iii) is, directly or indirectly, controlled or administered by any person that controls or administers, directly or indirectly, a person integrating the group of people, (iv) in which the controlling shareholder of such person integrating the group of people holds, directly or indirectly, equity interest equal to or greater than twenty-five percent (25%) of the voting capital, (v) in which such person integrating the group of people holds, directly or indirectly, equity interest equal to or greater than twenty-five percent (25%) of the voting capital, or (vi) holds, directly or indirectly, equity interest equal to or greater than twenty-five percent (25%) of the voting capital of the person integrating the group of people.

§ 2 — For purposes of these By-laws, “Material Equity Interest” means the quantity of shares issued by the Company in a percentage equal to or greater than twenty-five percent (25%) of the total shares issued thereby.

§ 3 — For purposes of these By-laws, “Controlling Shareholder” means the shareholder or the group of shareholders, as defined in Novo Mercado Regulations (“Group of shareholders”), that exercises the Controlling Power (as defined in paragraph 4 below).

§ 4 - For purposes of these By-laws, the expression. “Controlling Power” means the power effectively used to direct the corporate activities and guide the operation of the Company’s agencies, directly or indirectly, in fact or at law, irrespectively of the equity interest held. There is relative presumption of Controlling Power title in relation to the person or the Group of shareholders that holds title to shares that have ensured thereto the absolute majority of votes of shareholders attending the Company’s last three Shareholders Meetings, even if it does not hold title to the shares that ensure thereto the absolute majority of voting capital.

§ 5 — The IPO shall be (i) addressed indistinctively to all of the Company’s shareholders, (ii) made effective in an auction to be held at BM&FBOVESPA, (iii) launched at the price agreed upon pursuant to the provisions of Paragraph 6 below, and (iv) paid at sight, in legal tender, upon the acquisition at IPO of the shares issued by the Company.

§ 6 — The IPO acquisition price for every share issued by the Company shall be the greatest of the following values:

(a) economic value obtained from an economic-financial valuation report on the Company carried out by a specialized institution or company having proven experience in the valuation of publicly held companies, selected by the Shareholders Meeting, upon the submission, by the Board of Directors, of a triple list, in compliance with the provision of Paragraph 1 of Article 41;

(b) Share Value added by a Premium corresponding to fifty percent (50%) applied on said value. For purposes of these By-laws, “Share Value” corresponds to the greatest value between: (i) the greatest unit quotation of shares issued by the Company during the twelve-month (12) period previously to the performance of the IPO at any stock exchange in which the Company’s shares have been traded, and (ii) the unit price related to the last issue of Company’s shares, in a period of twelve (12) months retroactively to the date of holding of the IPO, restated by the reference rate of SELIC monetary restatement, on the date of said issue of shares until the date of submission of IPO.

§ 7 — The performance of IPO referred to in the main provision of this article shall not exclude the possibility that a third party may formulate the competing IPO, pursuant to the applicable Regulations.

§ 8 — The Person shall be bound to comply with any possible requests or requirements of the Brazilian Securities Commission - CVM in relation to the IPO, within the maximum terms set forth in the applicable Regulations.

§ 9 — In the event that the Person fail to comply with the obligations imposed by this Article, including as regards the compliance with maximum terms (i) for performance of IPO, or (ii) for meeting any possible requests or requirements of CVM, the Company’s Board of Directors shall convene a Special Shareholders Meeting, in which said Person may not vote, in order to decide on the suspension of the exercise of the rights of the Person that failed to comply with any obligation imposed by this article, as provided in article 120 of Law No. 6404, of December 15, 1976.

§ 10 — Any Person that acquires or becomes a titleholder, in Brazil or abroad, of any other rights, including usufruct or trust, to shares issued by the Company which results in such a Person becoming a titleholder to Material Equity Interest shall be equally bound to, within the maximum term of sixty (60) days counted as of the date of the event that has resulted in the title to the Material Equity Interest, make an IPO, pursuant to this article 33.

§ 11 — The obligations contained in article 254-A of Law No. 6404/76 and articles 35, 36 and 37 of these By-laws exclude the performance by the Person holding title to the Material Equity Interest of the obligations contained in this article.

§ 12 — The provisions of this article 33 shall not apply in the event that a person becomes titleholder to Material Equity Interest as a result of (i) merger of another company into the Company, (ii) the merger of the shares issued by another company into the Company, or (iii) the subscription to shares issued by the Company, performed at a single primary issue approved at a Company’s Shareholders Meeting, convened by its Board of Directors, and whose proposal for capital increase has determined the fixation of an issue price for the shares based on Economic Value.

§ 13 — Should the CVM Regulations applicable to the IPO order the adoption of a calculation criteria for establishment of the acquisition price at the IPO for each share issued by the Company which results in an acquisition price above that established pursuant to Paragraph 6 above, upon performance of the IPO, the acquisition price calculated pursuant to CVM Regulations shall prevail.

Article 34 — Any Person that holds title to the Company’s Outstanding Shares, in a quantity greater than ten percent (10%) of the total of shares issued by the Company and that wishes to make a new acquisition of shares issued by the Company (“New Acquisition”), shall be required, previously to every New Acquisition, to inform in writing to the Company such an intention, with the minimum advance of three (3) business days from the date provided for the New Acquisition.

§ 1 — For purposes of this article, “‘Outstanding Shares” means all shares issued by the Company except for those (i) under direct or indirect title of the Controlling Shareholder (as defined in paragraph 3 of Article 33) or people related thereto; (ii) at the Company’s treasury; (iii) held by another company that is controlled by the Company; and (iv) whose title is held, directly or indirectly, by the Company’s managers.

§ 2 — In the event that the Person fails to comply with the obligations imposed by this article, the provisions of Article 33, Paragraph 9, above shall apply.

CHAPTER IX - TRANSFER OF CONTROL

Article 35 - The Transfer of Control of the Company, whether through a single transaction or a series of successive transactions shall be agreed under a precedent or subsequent condition that the purchaser of Control Power undertakes to conduct a public offering of shares issued by the Company held by the other shareholders, subject to the conditions and terms set forth in applicable law and in the Novo Mercado Listing Regulations, in order to assure equal treatment to that given to the selling Controlling Shareholder.

§ 1 - For purposes of these Bylaws, “Transfer of Control of the Company” means the onerous transfer of the Controlling Shares to a third party.

§ 2 - For purposes of these Bylaws, “Controlling Shares” means the shares that assure, directly or indirectly, to their holder(s), an individual and/or shared exercise of the Control Power of the Company, as defined in § 4 of Article 33 hereof.

Article 36 - The public offering referred to in the preceding article shall be taken:

I — in case of onerous assignment of subscription rights to shares and other securities or rights related to securities convertible into shares, which may result in the Transfer of Control of the Company; and

II - in case of transfer of control of the company holding the Control Power of the Company, and in this case the seller of the Control Power of the Company shall be required to declare to BM&FBOVESPA the amount ascribed to the Company in such sale and attach documentation evidencing such amount.

Sole Paragraph - The public offering requirement under this Article shall not apply when, once implemented any form of corporate restructuring of shareholders who exercise the Control Power of the Company, any of them ceases to be a direct controlling shareholder, but the Control Power of the Company remains held by the Economic Group to which such shareholder is a member and it continues to exercise the Control Power, even if indirectly. For the purposes of this Article, the term Economic Group means the companies that control or are directly or indirectly under common control of the shareholder previously mentioned.

Article 37 - Any person who, through a private share purchase agreement executed with the Controlling Shareholder of the Company, involving any number of shares, ~~a~~ purchases the Control Power of the Company, shall:

I - make the public offering referred to in Article 35 hereof; and

II - pay, according to the following terms, an amount equal to the difference between the public offering price and the price paid per share purchased on the stock exchange within six (6) months preceding the date of acquisition of the Control Power, duly restated to payment date. Such amount shall be distributed among all the persons who sold shares of the Company in the trading sessions where the Buyer made the purchase in proportion to the daily seller net balance of each acquisition, and BM&FBOVESPA shall provide the distribution, pursuant to its regulations.

Article 38 - The Company shall not register any transfer of shares to the purchaser of Control Power, or the one(s) that come to hold the Control Power as long as it/they does/do not subscribe the Controlling Shareholders’ Consent Instrument, as provided in the Novo Mercado Listing Regulations. The Company shall only register the shareholders’ agreement regarding the exercise of Control Power after its signatories have subscribed the Consent Instrument.

CHAPTER X - CANCELLATION OF REGISTRATION OF PUBLICLY-HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39 - In the public offering of shares to be held by the shareholder or group of shareholders holding the Control Power or by the Company for the cancellation of its registration as a publicly-held company, the minimum price to be offered shall correspond to the economic value determined in the valuation report (“Economic Value”), subject to the applicable legal rules and regulations.

Article 40 - If the shareholders at the Special Shareholders Meeting resolve on the delisting of the Company from the Novo Mercado or if such delisting occurs due to corporate reorganization in which the securities issued by the company resulting from such reorganization are not accepted to trading on the Novo Mercado within 120 (one hundred and twenty) days from the date of the Shareholders Meeting that approved the mentioned transaction, the shareholder or group of shareholders holding the Control Power of the Company shall perform a public offering of shares, which minimum price to be offered shall correspond to the Economic Value ascertained in the valuation report, subject to the applicable legal rules and regulations.

Article 41 - The valuation report referred to in articles 39 and 40 hereof shall be prepared by a specialized institution or company with proven experience and independent from any power of decision of the Company, its managers and Controlling Shareholder(s), and the report shall also meet the requirements of Paragraphs 1 and 6 of Article 8 of Law No. 6404/76.

§ 1 - The choice of the specialized institution or company responsible for determining the Economic Value of the Company is incumbent upon of the Shareholders Meeting, from the presentation by the Board of Directors of a list of three options, and the respective resolution shall, while disregarding the blank votes, be taken by majority vote of shareholders representing the Outstanding Shares present at that Meeting, which if convened on first call, shall be attended by shareholders representing at least twenty percent (20%) of the total Outstanding Shares, or, if convened on second call, may count on the attendance of any number of shareholders holders of Outstanding Shares.

§ 2 - The costs for preparing the valuation report shall be fully borne by whomever is responsible for the presentation of the public offering (the offeror).

Article 42 - In case there is no Controlling Shareholder: (i) whenever approved, at the Shareholders Meeting, the cancellation of registration as a publicly-held company, a public offering of shares shall take place, as contemplated in Article 40, provided that, in this case, the Company may only acquire the shares held by the shareholders who voted in favor of deregistration after having acquired the shares of other shareholders who have not voted in favor of deregistering and have accepted such offer; and (ii) whenever approved at the Shareholders Meeting, the Company’s delisting from Novo Mercado, whether for registration of trading of the securities outside of Novo Mercado or for corporate reorganization as provided for in Article 40 hereof, the delisting will be conditioned to the completion of a public offering of shares on the same terms provided for in Article 40 above.

§ 1 — The mentioned Shareholders Meeting shall define the person(s) in charge of the public offering of shares, which if attending the Meeting shall expressly assume the obligation to make the offering.”

§ 2 - In the absence of a definition of those responsible for the public offering of shares in the event of a corporate reorganization, in which the resulting company does not have its securities admitted for trading on the Novo Mercado, the shareholders who voted for the corporate reorganization shall make such offering.

Article 43 - The delisting of the Company from the Novo Mercado for breach of obligations contained in the Novo Mercado Regulations is subject to the performance of a public offering to acquire shares, at least, by the Economic Value of shares, to be determined in a valuation report, subject to the applicable legal rules and regulations.

§ 1 The Controlling Shareholder shall conduct a public offering of shares provided for in the main provision of this article.

§ 2 In the event there is no Controlling Shareholder and the delisting from the Novo Mercado referred to in the main provision herein arises from a resolution of the Shareholders Meeting, the shareholders who voted in favor of the resolution that led to its failure to comply shall make the public offering of shares referred to above.

§ 3 In the event there is no Controlling Shareholder and the delisting from the Novo Mercado mentioned in the main provision herein occurs due to an act or fact of the administration, the Managers of the Company shall convene a Shareholders general whose agenda shall be the resolution on how to remedy the breach of obligations contained in the Novo Mercado Regulations or, if applicable, to resolve on the delisting from the Novo Mercado.

§ 4 If the Shareholders Meeting referred to in Paragraph 3 above resolves for the delisting of the Company from the Novo Mercado, said Shareholders Meeting shall define the person(s) in charge for the public offering of shares referred to in the main provision, which once present in the Meeting, shall expressly assume the obligation to carry out the offering.

Article 44 - In case there is no Controlling Shareholder, if BM&FBOVESPA determines that the price of securities issued by the Company be disclosed separately or that the securities issued by the Company be suspended from trading on the Novo Mercado due to the breach of obligations contained in the Novo Mercado Listing Regulations by an act or fact of the management, the Chairman of the Board of Directors shall, within 2 (two) days of the determination, counting only the days on which the newspapers usually used by the Company have circulated, convene a Special Shareholders Meeting to remedy the breach of the obligations contained in the Novo Mercado Regulations or, if applicable, resolve on the replacement of the whole Board of Directors and/or the delisting from the Novo Mercado.

§ 1 If the Special Shareholders Meeting referred to in this article resolves for the delisting of the Company from the Novo Mercado, said Shareholders Meeting shall define the person(s) in charge of the performance of the public offering of shares referred to above, which, once attending the Meeting, shall expressly assume the obligation to carry out the offering.

§ 2 - If the Special Shareholders Meeting referred to in this article is not convened by the Chairman of the Board of Directors within the prescribed period, such meeting may be convened by any shareholder of the Company, subject to the terms of Article 123, sole paragraph, items “b” and “c” of Law No. 6404/76.

CHAPTER XI — SHAREHOLDERS’ AGREEMENT

Article 45 - The shareholders’ agreements dealing with the matters mentioned in Article 118 of Law 6404 of December 15, 1976, as well as any other matters, shall be observed by the Company, once filed at the principal place of business.

Sole Paragraph - The obligations or liens resulting from these agreements shall be enforceable against third parties after annotation in the appropriate records of the depositary institution of the shares issued by the Company.

CHAPTER XII - LIQUIDATION

Article 46 - The Company shall be liquidated in the cases provided by law, and the Shareholders Meeting shall resolve on its processing, electing the liquidators and members of the Fiscal Council that shall mandatorily operate during liquidation.

CHAPTER XIII - ARBITRATION

Article 47 - The Company, its shareholders, managers and members of the Fiscal

Council agree to resolve through arbitration before the Market Arbitration Chamber any dispute or controversy that may arise between them in connection with or arising, in particular, from the application, validity, effectiveness, interpretation, violation and its effects of the provisions of Law No. 6404 of December 15, 1976, of these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission — CVM, as well as other rules applicable to the operation of the capital markets in general, and those contained in the Novo Mercado Regulations, the Novo Mercado Participation Agreement, the Rules of Arbitration of the Market Arbitration Chamber and the Sanctions Regulations.

CHAPTER XIV - GENERAL PROVISIONS

Article 48 - The provisions of Article 33 of these Bylaws shall not apply to shareholders who, on April 30, 2009, held twenty five percent (25%) or more of the total shares issued by the Company and its successors, including and especially the shareholders signatories of the Shareholders Agreement dated October 29, 2009 and filed at the Company’s principal place of business.

Article 49 - Subject to the Novo Mercado Regulations, any omissions in these Bylaws shall be resolved by the Shareholders Meeting and governed in accordance with the provisions of Law No. 6404 of December 15, 1976.

EXHIBIT IX — INFORMATION IN RELATION TO THE RIGHT OF WITHDRAWAL REQUIRED BY ARTICLE 20 OF CVM INSTRUCTION NO. 481/09

WITHDRAWAL RIGHTS

1.                                      Describe the event which gave rise or which will give rise to the withdrawal and its legal basis

The event which will give rise to the right of withdrawal for the dissenting shareholders is the resolution regarding amendments to the Company’s By-Laws, to be resolved at the Company’s annual general and special shareholders’ meeting to be held, at the first call, on April 28, 2015. The legal basis for the right of withdrawal under discussion lies in article 137 of the Brazilian Corporate Law.

2.                                      Inform the shares and classes to which the withdrawal applies

The right of withdrawal applies to the common shares issued by the Company and can be exercised by those shareholders who do not agree with the above-mentioned decision who are (i) proven to own shares issued by the Company, at the end of trading on March 27, 2015, the date of the first publication in the newspapers of the call notice of the Company’s Ordinary and Extraordinary General Meeting, and (ii) who have held these shares continuously up to the date on which they exercised the right of withdrawal.

For clarification purposes, dissenting shareholders will be regarded as those shareholders who: (i) voted against the decision described in item 1 above; (ii) abstained from voting in relation to the decision described in item 1 above; or (iii) were not present at the Company’s annual general and special shareholders’ meeting that was held, at first call, on April 28, 2014.

3.                                      Inform the date of the first publication of the call notice of the general meeting, as well as the date of communication of the material fact regarding the decision which gave rise or which will give rise to the withdrawal

The first call notice for the Company’s Ordinary and Extraordinary General Meeting to be held on April 28, 2015, was published, for the first time, on March 27, 2015 in the Official Gazette of the State of São Paulo and in the “Valor Econômico” newspaper, as well as disclosed to the market on the electronic pages of the Company (www.fibria.com.br/ri), of the BM&FBOVESPA and of the CVM on the world wide web (internet).

No material fact was published in relation to the decision which will give rise to the withdrawal.

4.                                      Inform the deadline for exercising the right of withdrawal and the date that will be considered for the purpose of determining the owners of the shares who may exercise the right of withdrawal

The deadline for exercising the right of withdrawal with be 30 (thirty) days from the date of publication of the Company’s Ordinary and Extraordinary General Meeting which may possibly approve the amendment to the business purpose.

The date that will be taken into account for the purpose of determining the owners of the shares who may exercise the right of withdrawal is that of March 27, 2015.

5.                                      Inform the amount of the reimbursement per share or, if it is not possible to determine it in advance, management’s estimate of this amount

The amount of the reimbursement per share should be equal to the net equity value per share calculated on the basis of the most recent balance sheet approved by the Company’s Ordinary General Meeting, as set forth in article 45, paragraph 1, of the Brazilian Corporate Law.

Therefore, the calculation of the reimbursement amount will take into account the information that is shown in the balance sheet regarding the year ended December 31, 2014, to be approved at the Company’s Ordinary General Meeting to be held on April 28, 2015, resulting in a reimbursement amount per share equal to R$ 26.31 (twenty six Reais and thirty one cents).

6.                                      Inform how the reimbursement amount will be calculated

The reimbursement amount will be calculated based on the value of the Company’s shareholders’ equity that is shown in the balance sheet in connection with the year ended December 31, 2014, to be approved at the Company’s Ordinary and Extraordinary General Meeting to be held on April 28, 2015.

Net equity value		Total number of shares		Net equity value per share
R$	14,564,037,600.90	553,934,646	(1)	R$	26.31

(1) The treasury shares were not taking into account to calculate the net equity per share.

7.                                      Inform whether the shareholders will have the right to request that a special balance sheet be prepared

The dissenting shareholders will have the right to request that a special balance sheet be prepared, under the terms of article 45, paragraph 2, of the Brazilian Corporate Law.

8.                                      If the reimbursement amount is determined by means of valuation, list the experts or specialist companies recommended by management

Not applicable.

9.                                      Under the assumption of incorporation, merger of shares or merger involving parent and subsidiary companies or companies that are under common control

a.              Calculate the exchange ratios of the shares based on the net equity value at market prices or another criterion that is acceptable to the CVM

Not applicable.

b.              Inform whether the exchange ratios of the shares provided for in the protocol of the operation are less advantageous than those calculated in accordance with item 9(a) above

Not applicable.

c.               Inform the reimbursement amount calculated based on net equity at market prices or another criterion that is acceptable to the CVM

Not applicable.

10.                               Inform the equity value of each share calculated in accordance with the most recent approved balance sheet

As informed above, the equity value of each share obtained using the balance sheet to be approved at the Company’s Ordinary and Extraordinary General Meeting to be held on April 28, 2015, which is the same date as the discussion of the item that will give rise to the right of withdrawal, is R$ 26.31 (twenty six Reais and thisty one cents).

11.                               Inform the share price of each class or type of share to which the withdrawal applies in the markets in which they are traded, identifying:

i.                      Minimum, average and maximum share price in each year, during the last three (3) years

Share Prices	2014		2013		2012
Minimum Share Price	R$	23.60	R$	16.40	R$	12.37
Average Share Price	R$	29.45	R$	25.18	R$	20.98
Maximum Share Price	R$	33.13	R$	25.25	R$	20.10

ii.                  Minimum, average and maximum share price in each quarter, during the last two (2) years

Share Prices	2014								2013
Quarter	1st		2nd		3rd		4th		1st		2nd		3rd		4th
Minimum Share Price	R$	23.82	R$	20.10	R$	20.91	R$	24.38	R$	21.48	R$	20.98	R$	24.10	R$	26.11
Average Share Price	R$	25.71	R$	22.47	R$	23.58	R$	29.26	R$	23.48	R$	22.88	R$	26.45	R$	27.84
Maximum Share Price	R$	27.65	R$	25.83	R$	27.05	R$	33.13	R$	26.33	R$	25.25	R$	29.22	R$	29.45

iii.              Minimum, average and maximum share price in each month, during the last six (6) months

Share Prices	March		February		January		December		November		October
Minimum Share Price	R$	37.35	R$	32.86	R$	29.14	R$	29.79	R$	29.50	R$	24.38
Average Share Price	R$	39.93	R$	36.08	R$	30.99	R$	30.93	R$	30.93	R$	26.42
Maximum Share Price	R$	42.01	R$	37.62	R$	32.83	R$	33.13	R$	31.79	R$	30.01

iv.               Average share price in the last ninety (90) days

The average share price in the last ninety (90) days is equivalent to R$ 35.24 (thirty five Reais and twenty-four cents)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO